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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Luxoft Holding, Inc Consolidated financial statements Years ended March 31, 2011, 2012 and 2013

As filed with the Securities and Exchange Commission on June 10, 2013.

Registration No. 333-188765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

Form F-l
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Luxoft Holding, Inc
(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands (State or Other Jurisdiction of Incorporation or Organization)	7371 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Luxoft Holding, Inc
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Luxoft USA Inc.
225 W. 34th St.
Suite 1707
New York, NY 10122
+ 1 (212) 964-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joshua G. Kiernan White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom Tel: +44 (20) 7532-1408 Fax: +44 (20) 7532-1001	Darina Lozovsky White & Case LLC 4 Romanov Pereulok 125009 Moscow Russia Tel: +7 (495) 787-3000 Fax: +7 (495) 787-3001	Dmitry Loshchinin Luxoft Global Operations GmbH Bundensstrasse 5 CH 6300 Zug Switzerland Tel: +41 (445) 568-446	Pranav L. Trivedi Michael Zeidel Skadden, Arps, Slate, Meagher & Flom LLP 40 Bank Street Canary Wharf London E14 5DS United Kingdom Tel: +44 (20) 7519-7000 Fax: + 44 (20) 7519-7070

Approximate date of commencement of proposed sale to the public:
As soon as practicable after effectiveness of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(l)(2)	Amount of Registration Fee(3)

Class A ordinary shares, no par value	U.S.$84,705,840	U.S.$11,553.88

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares to be sold upon exercise of the underwriters' option. See "Underwriting."

(3)
The Registrant previously paid $10,912 in connection with the initial filing of this Registration Statement on May 22, 2013.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 10, 2013

Preliminary Prospectus

Luxoft Holding, Inc.
Class A Ordinary Shares

         This is an initial public offering of Class A ordinary shares of Luxoft Holding, Inc. We are offering                of the shares to be sold in the offering. The selling shareholder identified in this prospectus is offering an additional                shares.

         Following this offering, we will be authorized to issue two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares will be identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A ordinary share will be entitled to one vote per share. Each Class B ordinary share will be entitled to 10 votes per share and will be convertible at any time into one Class A ordinary share. Outstanding Class B ordinary shares will represent approximately        % of the voting power of our outstanding shares immediately following this offering.

         We will not receive any of the proceeds from the sale of the shares being offered by the selling shareholder. Prior to this offering, there has been no public market for our Class A ordinary shares. The estimated initial public offering price is between $          and $          per share.

         We have applied to list our Class A ordinary shares on the New York Stock Exchange ("NYSE") under the symbol "LXFT".

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholder, before expenses	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

         We and the selling shareholder have granted the underwriters an over-allotment option for a period of 30 days to purchase up to                 and                additional Class A ordinary shares, respectively, at the initial public offering price, less underwriting discounts and commissions.

         We are a "controlled company" under the corporate governance rules for NYSE-listed companies.

         We are an "emerging growth company" as defined under Section 2(a) of the Securities Act of 1933.

         Investing in our Class A ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 13 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         This prospectus does not constitute, and there will not be, an offering of securities to the public in the British Virgin Islands.

         The underwriters expect to deliver the Class A ordinary shares to purchasers on or about            , 2013.

UBS Investment Bank	Credit Suisse	J.P. Morgan

VTB Capital	Cowen and Company

The date of this prospectus is            , 2013.

SOFTWARE
ENGINEERING
ENERGY
TELECOM
TRAVEL AND AVIATION
AUTOMOTIVE
MN ZX 2456
FINANCIAL SERVICES
TECHNOLOGY
LUXOFT

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A ordinary shares. You should read the entire prospectus carefully, including "Risk Factors" and our consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. The terms "Luxoft," "we," "our" or "us," as used herein, refer to Luxoft Holding, Inc and its direct and consolidated subsidiaries unless otherwise stated or indicated by context. We define Central and Eastern Europe ("CEE") to include Albania, Belarus, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonia, Moldova, Montenegro, Kosovo, Poland, Romania, Russia, Serbia, Slovakia, Slovenia and Ukraine.

Overview

        We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Our software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Our solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we enable our clients to improve their competitive position by increasing efficiency, shortening time-to-market, and enhancing their end user experience. We have developed a reputation and track record of delivering consistently high quality service that has enabled us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

        We utilize our deep industry- and domain-specific expertise to develop innovative high quality software for our clients' core products, processes and applications. We focus on six industry verticals that have significant and growing demand for IT services and consider innovative technology to be a top priority in achieving their business goals: financial services; travel and aviation; technology; telecom; automotive and transport; and energy. Across these industry verticals, we utilize a wide variety of modern technologies and have developed expertise in a number of domain practices, the most important of which are supported by our Centers of Expertise ("COEs"): big data; open source; mobile; Agile; and user interface, user experience and human machine interface ("UI/UX/HMI"). Each COE focuses on the research and development of its respective domain practice and has a dedicated pool of resources, including its own budget, time and IT professionals. We believe the combination of our broad range of services and solutions, and our deep industry and domain expertise, allows us to work concurrently on multiple mission critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets.

        We serve large multinational corporations primarily in Western Europe and North America that rely on our IT solutions and software development capabilities for many of their mission critical systems. The scope of our services ranges from handling standard outsourcing client-directed engagements to engaging in managed delivery and transformational engagements, in which we assume full control of the project team and manage all facets of the execution. For the year ended March 31, 2013, a significant portion of our sales was to Fortune Global 500 companies, including Deutsche Bank, UBS, Boeing, Harman, Avaya and AMD. During the same period, we derived 45.6% of our sales from clients located in Europe, 42.0% from clients in North America, and 12.4% from clients in other geographies. Seven out of our top ten clients have been with us for five or more years and, in the three fiscal years ended March 31, 2013, the majority of our new clients were referred to us.

        We operate through a global dedicated delivery model. We provide our services and deliver our solutions from fourteen delivery centers located primarily in CEE, including in Russia, Ukraine, Romania and Poland, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in the UK, U.S. and Vietnam.

        We believe that our strong brand, corporate culture, and our focus on efficient innovation and our client's business goals and outcomes, allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2013, we had 5,846 personnel of whom 4,927 were IT professionals. Approximately 80% of our IT professionals hold Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher, and approximately 85% of our personnel have more than five years of industry experience.

        Our work has earned us important client recognitions, including from our large multinational clients like Deutsche Bank, which formally recognized us this year as their strategic vendor partner in Global Technology and awarded us its Relationship Excellence Award for our "sustained and structured approach in nurturing and building a new basis for doing business to deliver superior outcomes." Several leading technology industry research firms have recognized our work. In particular, in its January 2013 report "Mobile Feast Or Beggar's Banquet," Forrester Research, Inc. listed us with IBM, Infosys and uTest as a mobile testing tool outsourcing vendor. In its December 2012 report "Innovation Insight: The Connected Vehicle Will Dominate Automotive and Mobility Innovations," Gartner, Inc. named us one of the four key operating system, software and application developers, with such developers as Google and Microsoft. We were also awarded the "IT Outsourcing Project of the Year" in 2012 by the European Outsourcing Association ("EOA") for our work with Hotwire Inc. For additional information about the awards described in this summary, please see "Business—Sales and marketing".

        We have experienced significant growth over the last three years. Our sales have grown from $198.4 million in the year ended March 31, 2011 to $314.6 million in the year ended March 31, 2013, representing a compound annual growth rate ("CAGR") of 25.9%. Our net income has grown from $25.9 million in the year ended March 31, 2011 to $37.5 million in the year ended March 31, 2013, representing a CAGR of 20.4%. During the year ended March 31, 2012 we added 45 new clients, and during the year ended March 31, 2013 we added 52 new clients including Delphi, PepsiCo and Brookfield.

Competitive strengths

        We believe the following strengths differentiate us from our competitors:

        Deep vertical expertise with focus on innovative service offerings and solutions.    We currently focus on six industry verticals that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To enhance our expertise, we recruit highly skilled IT professionals with significant technical expertise and understanding of industry-specific business operations and issues. We have also built substantive practice areas within our verticals to address our clients' most pressing problems, such as risk management, reference data, and fixed income, currencies and commodities ("FICC"). We invest in research and development to create cross-functional and vertical-specific proprietary products and platforms that help us deliver our services rapidly and cost-effectively. Examples of our solutions include an open-source car connectivity technology, called SmartPhoneLink, which we have developed with Ford; mobile financial information dashboards for risk management; smart-grid demand management systems; and open source-based test automation frameworks for network equipment.

        Strong domain practices anchored by COEs.    Over the past several years, we have developed expertise in several domain practices, including five key domain practices that we believe to be critical to the ongoing success of our clients: big data, open source, mobile, Agile, and UI/UX/HMI. We have established COEs specifically dedicated to the research and development of each of these key domain practices. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage.

        Long-term relationships with multinational clients.    We experience very low client turnover. Our largest clients consist primarily of Fortune Global 500 companies such as Deutsche Bank, UBS, Boeing, Harman, Avaya and AMD. Seven out of our top ten clients have been with us for five or more years. The dedicated teams of IT professionals we assign to each client, combined with a personnel attrition rate that we believe to be lower than many other industry players, results in the continuity of personnel and, importantly, the retention of know-how and strengthening of client relationships.

        Highly educated, experienced and loyal workforce.    We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 1,669 IT professionals as of March 31, 2008 to 4,927 technically sophisticated IT professionals as of March 31, 2013. Approximately 80% of our IT professionals hold Master's degrees or higher (or Master's degree equivalents in certain jurisdictions) with a focus on science and engineering, and approximately 85% of our personnel have more than five years of IT industry experience. Furthermore, we utilize the strong ties we have built with the leading local colleges and universities in CEE and Vietnam, as well as our existing reputation as an employer of choice, to continue attracting and retaining highly educated IT professionals.

        Global delivery platform.    Our secure delivery centers in Russia, Ukraine, Romania, Poland, the UK, U.S. and Vietnam allow us to provide managed delivery and value added services for software development and innovative IT solutions. We distribute our high complexity work to client-facing industry specialists in tier-one locations, such as Kiev, Ukraine; Moscow, Russia; and Bucharest, Romania, and our lower complexity work to lower-cost, industry generalists in tier-two locations, such as Omsk, Russia; Dnipropetrovsk, Ukraine; and Ho Chi Minh City, Vietnam. This allows us to effectively allocate work based on resource and talent requirements, which leads to increased utilization, achieves scalability, and mitigates certain economic risks that might affect any single geography. We believe that our global delivery model allows us to better serve our clients, providing us with agility, logistical and time zone convenience and the cost advantage of having fewer dedicated on-site personnel. In our opinion, serving our clients by means of this model, combined with the mission critical nature of our engagements and the similarities in engineering cultures between CEE and our primary revenue-generating geographies, reduces the risk that our clients will switch vendors and drives recurring revenue.

        Strong and experienced management team.    We benefit from the effective leadership of an international management team with diverse backgrounds and extensive experience in IT services. Each member of our senior management team has on average more than 15 years of industry experience, and has extensive experience in working both inside and outside of CEE for large and multinational corporations. During the recessionary period between March 31, 2009 and March 31, 2010, we increased our sales by 16.4%, which we believe substantially exceeded the revenue growth of most of our publicly listed peers during the same period.

Strategies

        Our goal is to become the provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises within our industry verticals remain competitive. We intend to expand our offerings to existing clients and to win business from new clients by pursuing the following:

        Develop new capabilities and service offerings within our verticals.    We intend to use our global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, in financial services, we seek to expand beyond services for investment banking and sales and trading, and increasingly target new sources of revenues. We also seek to expand our service offerings by taking over our clients' captive IT operations, which also benefits clients by reducing the total cost of ownership. We will continue to proactively invest in and develop our innovative proprietary solutions around emerging technologies, supporting trends and critical client needs in our industry verticals.

        Leverage domain practice expertise to win new business.    We intend to win new business by leveraging the domain practice expertise we have developed in each of our five COEs, and to developing new technical expertise. We plan to use the products and platforms we have developed within our domain practices to benefit existing clients, and as pre-sale tools to demonstrate our capabilities to new clients.

        Continue to expand our managed delivery model.    In an effort to better serve our clients' needs, we are transitioning a significant portion of our engagements to managed delivery. We believe managed delivery provides meaningful advantages for both our clients and our operations. Our aim is to increase our ownership of client projects to the point of providing transformational engagements and those within which we substantially or fully replace a portion of our clients' IT departments.

        Continue to develop our proprietary products and platforms.    We will continue to develop our existing proprietary products and platforms to further enhance their capabilities and to create new products and platforms. For example, our platform iviLink can be amplified to accommodate a rich application environment for branded software developed by or for specific original equipment manufacturers ("OEMs"), and our product Horizon can be further developed by adding calculation, reference data and analytics tools. These proprietary assets also will help us target aspects of our clients' software budgets that were not previously accessible to us, and will position us well for growth.

        Attract and retain top quality talent.    To support our growth and maintain our competitive position as a leading high-end IT service provider, we plan to grow our highly skilled employee base by continuing to execute our rigorous sourcing and hiring practices and enhancing our brand as an employer of choice in the industry. We will scale our human resources infrastructure as our business grows. In addition, we will seek to maintain our low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. We also intend to build on our successful track record of establishing delivery centers in CEE, where we have access to highly educated IT professionals at attractive wages.

        Selectively pursue strategic acquisitions.    While we focus primarily on organic growth, we intend to pursue complementary acquisitions of primarily small, specialized software engineering services firms or relevant assets that will accelerate our growth, enhance and/or complement our expertise and existing client base, add highly talented and qualified IT professionals to our team, and/or expand our presence in key geographies. We are continuously reviewing and identifying potential acquisitions that would enhance our technological or domain knowledge and client relationships.

Recent Developments

Joint Venture

        We have recently commenced preliminary discussions with one of our major clients, who is a tier-one supplier for the automotive industry, to explore increased cooperation in the field of application development and technology services in the automotive and transport vertical. While these discussions are in the early stages and the parties have not entered into any agreement, letter of intent or similar understanding, one of the possible structures being considered involves the formation of a joint venture ("JV") into which each party will contribute all of its applicable aftermarket, application and technology services-related contracts with OEMs and all applicable technology solutions. In addition, our client would contribute its globally recognized brand and we would contribute our engineering services, including personnel. The proposed JV would serve automotive OEMs, dealers, and direct consumers. It would combine the service expertise and innovative technologies of both companies in such areas as head unit servicing, navigation systems and services, cloud solutions, big data and engineering services that would be executed through the resources contributed to the JV by us. Our sales generated by this client account for a substantial majority of the total sales generated by our automotive and transport vertical, with the remainder represented by one OEM and several tier-one suppliers, which together comprised less than 1.0% of our total sales in the year ending March 31, 2013. While increased cooperation between the client and us may hamper our ability to pursue contracts with other competing tier-one suppliers, our ultimate goal is to capitalize on and monetize the synergies between our company and the client and generate greater revenues and profitability than each party generates separately. At present, the client and we are assessing the commercial viability of this JV and considering other possible forms of joint cooperation; however, we can provide no assurance that the JV will be established or that the client and we will enter into any other form of joint cooperation.

Dividend Declaration

        On April 30, 2013, we declared a $30.5 million dividend representing $1.00 per share to our shareholders. See "Dividend Policy."

Risk factors

        Investing in our Class A ordinary shares involves risks. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our Class A ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations will likely be materially adversely affected. In such case, the trading price of our Class A ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

  •
  We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from clients primarily located in the U.S. and Europe. Worsening economic conditions or factors that negatively affect the economic health of the U.S. or Europe could reduce our sales of services and thus adversely affect our results of operations.

  •
  Rapid growth may strain our limited resources, and a failure to manage this growth could have a material adverse effect on the quality of our services and client support.

  •
  We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations.

  •
  We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries.

  •
  We operate in a highly competitive environment and may not be able to compete successfully.

  •
  The significant share ownership position of IBS Group will limit your ability to influence corporate matters.

Our principal shareholder

        Our principal shareholder is IBS Group Holding Ltd. ("IBS Group"), a leading software development and information technology services provider in Eastern Europe founded in 1992. IBS Group's global depositary receipts are listed on the Frankfurt Stock Exchange. Following the

completion of this offering, IBS Group will beneficially own        % of our outstanding Class B ordinary shares and will have control over            % of our voting power.

Potential separation from IBS Group

        IBS Group has advised us that it may consider divesting all or a portion of its ownership interest in us through an exchange offer or other form of distribution. IBS Group has advised us that it has not made an affirmative decision to pursue any such transactions and the timing of any such transactions is undetermined, however, no such transaction will be consummated during the 365-day period following the date of this prospectus. There are many factors that could affect IBS Group's decision to pursue such a transaction, and it may never pursue such a transaction at all.

Our status as a controlled company

        We are a "controlled company" within the meaning of the corporate governance rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements. See "Risk Factors—The significant share ownership position of IBS Group will limit your ability to influence corporate matters."

Implications of being an emerging growth company

        As a company with less than $1.0 billion in annual gross revenues during our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. Furthermore, we are not required to present selected financial information or any management's discussion herein for any period prior to the earliest audited period presented in connection with this prospectus. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-"emerging growth companies." See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies."

        We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

Corporate information

        Including our predecessors, we have been in business since March 2000. Luxoft Holding, Inc was incorporated as a company limited by shares under the laws of the British Virgin Islands on March 7, 2006.

        We have principal business offices located at 41-43 Klimentos Str., Klimentos Tower 2nd Floor Office 24, 1061 Ay. Nicolaos Nicosia, Cyprus; Bundesstrasse 5 CH-6300 Zug, Switzerland; 10-3, 1-Volokolamsky proezd, 123060 Moscow, Russia; 14 Vasylkivska Str., 03040 Kiev, Ukraine; 167 Calea Floreasca, 3rd floor, district 1 Bucharest, Romania; Ul. Krakowska 280, 32-080 Zabierzow, Poland; and Wentworth Lodge Suite 3, Great North Road, Welwyn Garden City, Hertfordshire, AL8 7SR United Kingdom. Our registered office is Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, BVI. Our telephone numbers are +357 22 766624/25, +41 445 568 446, +7 495 967 8030; +38 044 238 8108; +40 21 203 6600; +48 12 445 8000; and +44 1707 242100, respectively. Our website addresses are www.luxoft.com and www.luxoft.ru. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

        The chart below represents our corporate structure at the closing of this offering.

Luxoft Holding, Inc (BVI) Branch in Cyprus
100 %
Luxoft Global Operations GmbH (Switzerland)
100 %
Luxoft International Company Limited (Cyprus)
100 %
Luxoft UK Limited (UK)
100 %
100 %
90 %
10 %
100 %
Luxoft Canada LTD (Canada)
Luxoft Eastern Europe Ltd. (BVI)
Luxoft Ukraine LLC (Ukraine)
Luxoft USA Inc. (USA)
100 %
100 %
99,997%
Luxoft Professional Romania S.R.L. (Romania)
0,003%
Luxoft Singapore PTE Ltd. (Singapore)
Luxoft Poland Sp.z.o.o. (Poland)
99.44%
100 %
100 %
Software ITC* (Romania)
Luxoft GmbH (Germany)
Luxoft Switzerland GmbH (Switzerland)
Luxoft Services LLC (Russia)
100 %
99 %
1 %
100 %
Luxoft Vietnam Company Ltd. (Vietnam)
Training Center Luxoft ANO (Russia)
99%
1%
Luxoft Research LLC (Russia)
100 %
Luxoft Professional LLC (Russia)
100 %
Luxoft Dubna LLC (Russia)

*
0.56% of the shares of Software ITC (Romania) are held by a former employee.

THE OFFERING

Class A ordinary shares offered by us	shares (or shares if the underwriters exercise their over-allotment option in full).
Class A ordinary shares offered by the selling shareholder	shares (or shares if the underwriters exercise their over-allotment option in full).
Class A ordinary shares outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Class B ordinary shares outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Total Class A and B ordinary shares to be outstanding after this offering	shares.
Voting and conversion rights
Following this offering, we will be authorized to issue two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical including dividend and liquidation rights, except with respect to voting and conversion. The holders of Class A ordinary shares are entitled to one vote per share, and the holders of Class B ordinary shares are entitled to 10 votes per share, on all matters that are subject to a shareholder vote. Each Class B ordinary share may be converted into one Class A ordinary share at any time at the election of the holder thereof, and will be automatically converted into one Class A ordinary share upon the earlier of (i) the date specified by a vote of the holders of two thirds (2/3) or more of the outstanding Class B ordinary shares, (ii) the death or disability of a holder of Class B ordinary shares, (iii) a change of control transaction (as described in our Amended and Restated Memorandum of Association and Articles of Association ("Amended Memorandum and Articles of Association") with respect to a holder of Class B ordinary shares, (iv) transfer thereof except for certain transfers described in our Amended Memorandum and Articles of Association, including, without limitation, transfers to certain affiliates and for tax and estate planning purposes, (v) the trading day immediately after the earliest date on which the number of outstanding Class B ordinary shares represents less than 10% of the aggregate combined number of outstanding Class A ordinary shares and Class B ordinary shares, or (vi) on the seventh anniversary of the adoption of our Amended Memorandum and Articles of Association. See "Description of Authorized Shares" for additional information.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $ per Class A ordinary share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.
We intend to use the net proceeds for working capital and other general corporate purposes.
We will not receive any of the proceeds from the sale of shares offered by the selling shareholder.
Dividend policy	We do not currently intend to pay dividends on our ordinary shares for the foreseeable future following this offering. See "Dividend Policy."
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A ordinary shares.
Proposed symbol	"LXFT"

        The number of Class A and Class B ordinary shares to be outstanding after this offering is based on 3,120,675 Class A ordinary shares and 27,472,405 Class B ordinary shares outstanding as of June 1, 2013, and excludes 437,192 Class A ordinary shares reserved for issuance in connection with the vesting of options granted pursuant to our stock option plan and 110,348 Class A ordinary shares reserved for issuance under our stock option plan, in each case giving effect to the reclassification of our ordinary shares as described below. See "Management—Stock option plan."

        Unless otherwise indicated, all information in this prospectus:

  •
  assumes an initial public offering price of $          per share, the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus;

  •
  assumes the reclassification in connection with this offering of our ordinary shares into 27,472,405 Class B ordinary shares and 3,120,675 Class A ordinary shares;

  •
  assumes no exercise of the underwriters' option to purchase up to an additional                 Class A ordinary shares from us and                 Class A ordinary shares from the selling shareholder to cover over-allotments, if any; and

  •
  gives effect to a 28-for-1 share split effected on June 7, 2013.

Summary Consolidated Financial Data

        The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

        We have derived the summary consolidated statements of comprehensive income data for each of the years ended March 31, 2011, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this prospectus.

	Year ended March 31,
	2011	2012	2013
	(in thousands, except per share data)
Consolidated statements of comprehensive income:
Sales of services	$198,368	$271,142	$314,596
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	109,996	157,004	185,557
Selling, general and administrative expenses	51,039	64,720	76,911
Depreciation and amortization	6,344	7,742	8,981

Operating income	30,989	41,676	43,147
Other income and expenses:
Interest expense, net	(3,522)	(2,151)	(1,277)
Gain/(loss) from foreign currency exchange contracts	(320)	886	(621)
Other gain/(loss), net	529	170	(1)
Net foreign exchange gain/(loss)	914	(1,263)	(66)

Income from continuing operations before income taxes	28,590	39,318	41,182
Income tax expense	(2,043)	(3,210)	(3,645)

Income from continuing operations	26,547	36,108	37,537
Income/(loss) from discontinued operations	(664)	80	—
Net income	25,883	36,188	37,537
Less: Net loss attributable to the non-controlling interest	1	62	—

Net income attributable to the Group	$25,884	$36,250	$37,537

Other comprehensive income, net of tax:
Foreign currency transaction adjustment	15	(879)	(1,514)

Comprehensive income attributable to the Group	$25,899	$35,371	$36,023

Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares:
Basic	$0.89	$1.23	$1.27
Diluted	$0.88	$1.22	$1.24
Actual weighted average number of ordinary shares and pro forma number of Class A and Class B ordinary shares outstanding(1):
Basic	28,621,824	29,286,348	29,662,696
Diluted	29,506,708	29,734,292	30,235,884
Dividends declared per share	$—	$0.14	$0.91

	As of March 31, 2013
	Actual	Pro forma(2)
		(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,499	$
Work-in-progress	3,478
Working capital(3)	46,662
Total assets	155,222
Total borrowings(4)	16,765
Total liabilities	59,927
Total equity	$95,295	$

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Supplemental financial metrics:
Adjusted net income(5)	$27,860	$38,354	$42,997

(1)
See Note 17 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)
Pro forma to give effect to the completion of this offering and the reclassification of all of our ordinary shares into Class A and Class B ordinary shares, and to further give effect to the $30.5 million dividend declared on April 30, 2013.

(3)
Working capital is defined as total current assets minus total current liabilities.

(4)
Includes short term and long term borrowings, loans from related parties and capital lease obligations.

(5)
Adjusted net income is a non-GAAP measure and is net income from continuing operations before share-based compensation. We present adjusted net income as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Adjusted net income should not be considered in isolation or as a substitute for operating income or other statement of comprehensive income items prepared in accordance with US GAAP as a measure of our performance. We use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of share-based compensation expense, which is a non-cash item. In addition, adjusted net income, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of adjusted net income to net income from continuing operations is set forth in the table below.

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Reconciliation of adjusted net income:
Income from continuing operations	$26,547	$36,108	$37,537
Share-based compensation	1,313	2,246	5,460

Adjusted net income	$27,860	$38,354	$42,997

RISK FACTORS

        This offering and an investment in our Class A ordinary shares involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy our Class A ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our Class A ordinary shares would likely decline and you might lose all or part of your investment.

Risks related to our business and our industry

We generate a significant portion of our sales of services, and anticipate deriving a material portion of our sales of products, from clients primarily located in the U.S. and Europe. Worsening economic conditions or factors that negatively affect the economic health of the U.S. or Europe could reduce our sales of services and thus adversely affect our results of operations.

        The recent crisis in the financial and credit markets in the U.S. and Europe led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. The IT industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. We derive a significant portion of our sales of services from clients in the U.S. and Europe. If the U.S. or European economies further weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly which may in turn lower the demand for our services. Furthermore, clients in affected regions could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. Such actions by our clients would negatively affect our sales of services and profitability. The current financial crisis in Europe has given rise to concerns that certain European countries may default on their sovereign debt. The resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospects of sovereign debt defaults in Europe decline. The financial crisis in Europe may also have ripple effects in the U.S.

        If we are unable to successfully anticipate changing economic and other conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our results of operations could be materially adversely affected.

Rapid growth may strain our limited resources, and a failure to manage this growth could have a material adverse effect on the quality of our services and client support.

        We have recently experienced rapid growth and significantly expanded our business. Our sales of services grew from $198.4 million in the year ended March 31, 2011 to $314.6 million in the year ended March 31, 2013. As of March 31, 2013, we had 5,846 personnel, as compared to 4,273 personnel as of March 31, 2011. Our rapid growth has placed, and we expect it to continue to place, significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in offering our services in the following areas:

  •
  recruiting and retaining sufficiently skilled IT professionals, as well as marketing and management personnel;

  •
  training and supervision of our personnel to maintain our high quality standards;

  •
  borrowing adequate short-term funds to finance rapid growth;

  •
  developing financial and management controls; and

  •
  preserving our culture and values and our entrepreneurial environment.

        If we are unable to manage our rapid growth efficiently, it could have a material adverse effect on the quality of our services and client support, and therefore on our productivity and results of operations.

We generate a significant portion of our sales of services, and anticipate deriving a large portion of our sales of products, from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations.

        We are dependent on our key clients for a significant portion of our sales of services. Our largest clients, Deutsche Bank and UBS, accounted, in the aggregate, for 47.3% and 47.0% of our sales of services in the year ended March 31, 2012 and the year ended March 31, 2013, respectively. In the aggregate, our ten largest clients accounted for 82.6% and 81.2% of our sales of services in the year ended March 31, 2012 and the year ended March 31, 2013, respectively.

        Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. We have entered into framework agreements with each of our key clients, including Deutsche Bank, UBS and Boeing, which govern substantially all of our arrangements for the provision of services to such clients. These agreements, however, do not grant us any exclusivity and do not contain any minimum service conditions. Further, though our framework agreements with Deutsche Bank, UBS and Boeing provide for compensation for any services already rendered by us in the case of early termination, they may be terminated by Deutsche Bank, UBS and Boeing, respectively, generally upon prior written notice of between one and six months without any penalty. In addition, Deutsche Bank may terminate any or all of the individual service contracts governed by the master framework agreement if the master framework agreement is terminated for cause or for any other reason. Accordingly, we cannot provide any assurance that we will succeed in maintaining or growing our business with sales of services from our largest clients.

        Our reliance on any individual client may give that client a certain degree of pricing leverage against us as we negotiate contracts and terms of service. In addition, a number of other factors outside of our control could cause the loss of or reduction in business or sales of services from any client, and these factors are not predictable. These factors may include, among others, a client's corporate restructuring or insolvency, pricing pressure or changes to its outsourcing strategy. A client may decide to reduce spending on technology services or sourcing from us, or shift such spending to one of our competitors, due to a challenging economic environment or other internal or external factors relating to its business. For example, in 2008, one of our ten largest clients at the time, Nortel, filed for bankruptcy. As a result of this action, not only were we unable to continue our relationship with Nortel, but we were unable to collect unpaid receivables for a portion of the work we had done for this client.

        Furthermore, as we increase the amount of services we offer to our biggest clients and as our services account for a larger portion of our clients' budgets on IT services, we run the risk of approaching our clients' maximum budget allowance for spending on IT services. If our clients are unable or unwilling to devote more of their IT budget to paying for our services, or if our clients are unable or unwilling to devote more of their overall budget to IT services, we risk being unable to increase our sales of services from each of these clients. Likewise, as we expand our product offerings to clients, we may run the risk of approaching our clients' maximum budget allowance for software spending.

        The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could materially adversely affect our sales of services and thus our results of operations.

We derive a large portion of our sales of services, and expect that we will derive a large portion of our sales of products, from clients who operate in a limited number of industries.

        We derive a large portion of our sales of services from clients who operate in a limited number of industries including financial services, travel and aviation, and technology. In the year ended March 31, 2013, we derived 54.7%, 12.4% and 11.5% of our sales of services, respectively, from clients operating in these three industries. Furthermore, we anticipate our product sales will be largely to clients in the same industries. Our business and growth depend to a large extent on continued demand for our services from clients and potential clients in these industries. Demand for our services and products in general, as well as in any industry specifically, could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource technological applications and software development services generally, or consolidation within the industry. Furthermore, clients in affected regions could terminate their contracts with us, generally by giving between 30 days and six months' notice, or choose not to renew their contracts with us. In addition, serving a major client within a particular industry may limit our ability to enter into engagements with competitors of that client, and certain of our client contracts prohibit certain of our employees from working on engagements with our clients' competitors. Many of these industries are also experiencing vendor consolidation, which may limit our ability to gain new clients or keep existing clients as the procurement department of potential and existing clients limit the number of vendors from which they are willing to buy services. Any significant decrease in demand for our services by clients in these industries, or other industries from which we derive significant sales of services in the future, may have a material adverse effect on our results of operations.

        In particular, an economic slowdown or financial crisis could result in decreased IT spending by institutions in the financial services industry. Many such institutions may reduce their IT spending, delay planned projects or both. As a result, it may make it more difficult to obtain new clients, sell our services and products or maintain the current level of demand from our existing clients in this industry. Because the financial services industry is our largest vertical, such a slowdown could materially affect our revenues and thus our results of operations.

        In addition, the large sovereign debts and/or fiscal deficits of a number of European countries and the U.S. have raised concerns regarding the financial condition of financial institutions, insurers and other corporations:

  •
  located in these countries;

  •
  that have direct or indirect exposure to these countries; and/or

  •
  whose banks, counterparties, custodians, clients, service providers, sources of funding and/or suppliers have direct or indirect exposure to these countries.

        The default, or a significant decline in the credit rating, of one or more sovereigns or financial institutions could cause severe stress in the financial system generally and could adversely affect the businesses and economic condition and prospects of our clients (some of the largest of which are European banks), counterparties, suppliers or creditors, directly or indirectly, in ways difficult to predict. The impact of these conditions could be detrimental to us and could materially adversely affect our business, operations and profitability.

We operate in a highly competitive environment and may not be able to compete successfully.

        The IT industry in general, and the software development market in particular, is highly competitive, and we expect competition not only to persist but also to intensify. We believe that the principal competitive factors in our markets are the quality of the services offered, breadth and depth of service offerings, reputation and track record, industry expertise, effective personnel recruiting, training and retention, marketing and sales skills, scalability of infrastructure, and ability to address clients' timing requirements and price.

        We face competition from offshore technology service providers in outsourcing destinations with low wage costs such as India, as well as competition from large global consulting and outsourcing firms and in-house IT departments of large corporations. Once we begin introducing new products for commercial resale and licensing, we will face competition from software product companies, such as QlikView and Red Hat. There is no assurance that we will not face additional competition from new market entrants. We do not enter into exclusive services arrangements with any of our clients, and as a result, our sales of services could suffer to the extent that clients could obtain services from other competing application and software engineering outsourcing services. Clients may prefer application and software engineering outsourcing services that have more locations or that are based in countries that are more cost-competitive or more politically and economically stable than the countries in which we operate.

        Some of our current and potential competitors may benefit from substantially greater financial, marketing, or technical resources. Our current and potential competitors may also be able to respond more quickly to new technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address client needs. We cannot give any assurance that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully, pricing pressures and resulting loss of clients could materially adversely affect our business.

Our future revenue growth depends in part on our ability to successfully introduce new products.

        The software industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. As we continue to grow our business, we plan to introduce new products for resale and licensing. In order for our products to be commercially viable, either through direct sales or through licensing agreements, they must meet changing client needs and offer our clients unique benefits. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. We may not be able to successfully introduce our products to the market. If we are not able to develop and clearly demonstrate the value of our products to our clients, the growth of our revenues may be harmed. Even if we are able to attract clients for our product offerings, the amount of revenue that we derive from our product sales may be smaller than what we forecast. As new products are continually being released, it is difficult to predict the amount of usage each of our products will receive before it becomes obsolete. Therefore, we may need to devote significant resources to the creation, support, upgrade and maintenance of such product offerings. If we are slow to develop products, of if our competitors are able to achieve those results more quickly than we, we will fail to capture a significant share of the software product market. If we misjudge client needs in the future, our new product offerings may not succeed and our revenues may be harmed. Because these new initiatives are inherently risky, they may not be successful and may harm our financial condition and operating results.

Our computer networks may be vulnerable to security risks that could disrupt our services and cause us to incur losses or liabilities that could adversely affect our business.

        Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information, including personally identifiable information, or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

        Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information. It is possible that, despite existing safeguards, an employee could misappropriate our clients' proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could adversely affect our business.

If we cause disruptions to our clients' businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could cause us to lose clients, have a negative effect on our reputation and adversely affect our results of operations.

        Many of our engagements involve projects that are critical to the operations of our clients' businesses and provide benefits to our clients that may be difficult to quantify. Our software development services involve a high degree of technological complexity and have unique specifications, and could contain design defects or software errors that our quality assurance procedure may fail to detect and correct.

        Errors or defects may result in the loss of current clients, failure to attract new clients, diversion of development resources and an increase in support or service costs. Furthermore, any failure in a client's system or any breach of security could disrupt the client's business and could result in a claim for substantial damages against us, regardless of our responsibility for such failure, if such failure is caused by a breach of our contract obligations upon agreements with clients. In addition, any such failures or errors could seriously damage our reputation and materially affect our ability to attract new business.

        Most of our contracts contain limitations on liability capped at between six months and one year of payments under the contract, or at the full service contract price; and many of our contracts disclaim any warranties of merchantability and sell our services "as-is." However, not all client contracts contain liability caps, and these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages, direct or consequential. Any substantial liability that we incur as a result of any of the above could have a material adverse effect on our business and results of operations.

Our insurance may be inadequate to protect us against our losses.

        Although we believe our insurance coverage is customary for the jurisdictions in which we operate, insurance for our operations in CEE does not cover all the risks that a company of a similar size and nature operating in a more economically developed country would insure. For example, we do not have coverage for business interruption or loss of key management personnel. In addition, we only have limited product liability insurance. We do not maintain separate funds or otherwise set aside reserves to cover such losses or third-party claims. Thus, if any such uninsured event were to occur, we might incur substantial costs and diversion of resources, which, in turn, could have a material adverse effect on our results of operations.

Our success depends on our ability to continue to attract new personnel, and retain and motivate our existing personnel.

        Our ability to maintain and renew existing engagements and obtain new business is critical to our success and will largely depend on our ability to attract, train and retain skilled professionals, including experienced IT professionals and other professionals, which enables us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences.

        We believe that one of the key factors that distinguishes us from many of our competitors is the quality and educational level of our work force. For example, as of March 31, 2013, approximately 80% of our software and IT professionals held Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher. Because our business model does not provide for the hiring and training of a large number of junior personnel, we must depend on lateral hires to provide us with skilled professionals. Competition for skilled professionals in the markets in which we operate can be intense and, accordingly, we may not be able to retain or hire all of the professionals necessary to meet our ongoing and future business needs. If our competitors are able to increase the educational level of their work force, or if clients and prospective clients become more price sensitive and choose lower-cost suppliers that have a cheaper labor force, we may lose our competitive advantage notwithstanding the relatively high educational level of our work force. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire qualified professionals to meet our business requirements.

        Our attrition rates were 9.9%, 12.7% and 12.9% for the years ended March 31, 2011, 2012 and 2013, respectively. Our attrition rate increased during the year ended March 31, 2012 and 2013 due to an overall increase in demand for IT professionals, which contributed to higher turnover throughout the industry. We define attrition as the total number of personnel with more than six months of work experience in the company, who have left the company during the reporting period, divided by the total number of personnel at the end of the reporting period, net of employees who have left on the last day of the period. We believe that our competitors calculate attrition based on the same principles, although their methodology may differ slightly from ours. While we have adopted a number of programs aimed at managing our attrition rate, we may encounter higher attrition rates in the future. A significant increase in the attrition rate among professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled professionals may require us to increase salaries, and we may be unable to pass on these increased costs to our clients. These factors may, as a result, have a material adverse effect on our profitability and results of operations. Our failure to attract, train and retain professionals with the qualifications necessary to fulfill the needs of our existing and future clients could materially adversely affect our ability to provide high quality services to our clients.

Wage inflation in countries where our delivery centers are located may adversely affect our financial condition and results of operations.

        We operate delivery centers in Russia, Ukraine, Romania, Poland and Vietnam where wage costs have historically been significantly lower than wage costs in the U.S. and Western Europe for comparably skilled professionals. Wages are our most significant operating expense and wage increases in these countries may prevent us from sustaining this competitive advantage internationally and may negatively affect our profitability. According to Rosstat, the State Statistics Service of Ukraine, and the Romanian National Institute of Statistics, wage inflation (or deflation) in Russia, Ukraine and Romania, where we have the majority of our employees, for the year ended December 31, 2012 was approximately 6.6%, (0.2)% and 5.8%, respectively. Russia and Ukraine use inflation as measured by the consumer price index, as a proxy for wage inflation in official statistics. However, we believe that wage inflation for the IT industry can be significantly higher than overall wage inflation within each of these countries. We may need to increase the levels of employee compensation more rapidly than in the past to remain competitive, and we may not be able to pass on these increased costs to our clients. Unless we are able to continue to increase the efficiency and productivity of our employees as well as the prices we can charge for our services, wage inflation may materially adversely affect our financial condition and results of operations.

Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations.

        We conduct business in multiple countries, which expose us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2013, 55.2% of our sales were denominated in U.S. dollars and 31.1% were denominated in Euros. Conversely, during the same time period, 36.7% of our expenses (excluding currency losses and changes in deferred tax) were denominated in Rubles. As a result, strengthening of the Ruble relative to the U.S. dollar presents the most significant risk to us. The Ruble to U.S. dollar and Euro exchange rates has been volatile in the past few years as a result of instability of the global financial markets. Any further significant fluctuations in currency exchange rates may impact our business significantly.

        In addition, economies in CEE countries such as Russia, Ukraine and Romania have periodically experienced high rates of inflation. According to the Russian Federal State Statistics Service, the State Statistics Service of Ukraine, and the Romanian National Institute of Statistics, the inflation rate, as measured by the consumer price index, was as follows:

  •
  the annual inflation rate in Russia was 8.8% in 2009, 8.8% in 2010, 6.1% in 2011 and 6.6% in 2012;

  •
  the annual inflation rate in Ukraine was 12.3% in 2009, 9.1% in 2010 and 4.6% in 2011, and in 2012 the annual rate of deflation was 0.2%; and

  •
  the annual inflation rate in Romania was 5.6% in 2009, 6.1% in 2010, 5.8% in 2011 and 3.3% in 2012.

        Periods of higher inflation may slow economic growth in those countries. As a substantial portion of our expenses (excluding currency losses and changes in deferred tax) are denominated in Rubles, the relative movement of inflation significantly affects our results of operations. Inflation also is likely to increase some of our costs and expenses, including wages, rents, leases and employee benefit payments, which we may not be able to pass on to our clients and, as a result, may reduce our profitability. To the extent inflation causes these costs to increase, such inflation may materially adversely affect our business. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our financial condition, results of operations or materially adversely affect the market price of our securities.

Our competitive position and future prospects depend on our senior management's expertise, and our business may be severely disrupted if we lose their services.

        Our business is dependent on retaining the services of certain key members of the management team who have extensive experience in the IT industry. If a key member of the management team is unable or unwilling to continue in his or her present position, it could disrupt our business operations, and we may not be able to replace such a person easily, or at all. In addition, the number of qualified managerial personnel in the primary jurisdictions in which we operate is limited and competition for the services of such persons in our industry is intense. While we have entered into employment contracts with our senior managers and have provided incentives for them to remain with us, including monetary bonuses and share-based compensation, we cannot guarantee the retention of their services. We currently do not maintain insurance against any damage that may be incurred in case of the loss or dismissal of our key specialists or managers. The loss of any key management may have an adverse effect on our business.

        If any of our senior management or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key technology professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our sales of services may be materially adversely affected. Additionally, such movement by senior management could result in unauthorized disclosure or use of our technical knowledge, practices or procedures, which may materially adversely affect our competitive position and, consequently, our business.

Our ability to generate and retain business depends on our reputation in the marketplace.

        Because many of our specific client engagements involve unique services, our corporate reputation is a significant factor in our clients' evaluation of whether to engage our services. We believe the Luxoft brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is susceptible to damage by actions or statements made by current or former clients, competitors, vendors, employees and adversaries, as well as government regulators, in legal proceedings or otherwise and members of the investment community and the media, irrespective of the accuracy of the information on which such actions or statements are based. There is a risk that negative information about us, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements and could materially adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the Luxoft brand name and could reduce investor confidence in us. Our inability to generate or retain business as a result of damage to our reputation could materially adversely affect our business.

If we do not succeed in quickly assimilating new technologies and rapidly changing technologies, methodologies and evolving industry standards, our business may be materially and adversely affected.

        The IT industry is subject to rapid and significant changes in technology, methodologies and evolving industry standards. Our clients rely on us to continue to anticipate and provide them with the most innovative technologies on the market. Our future success will to a large extent depend on our ability to quickly acquire and assimilate cutting edge technologies, which we can then use to develop our clients' systems. Development and introduction of new services and products involves a significant commitment of time and resources and is subject to a number of risks and challenges, including:

  •
  it may be difficult or costly to update our services, applications, tools and software and to develop new services and products quickly enough to meet our clients' needs;

  •
  it may be difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

  •
  it may be difficult or costly to update our software and services to keep pace with business, evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

  •
  it may be difficult to maintain a high level of quality in implementing new technologies and methodologies.

        We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Further, products, services, technologies or methodologies that are developed by our competitors may render our services and products non-competitive or obsolete. Our failure to enhance our existing services and to develop and introduce new services and products in line with the developments in technology, methodologies and standards in the IT industry that will promptly address the needs of our clients could cause us to lose clients, and materially adversely affect our business.

Our profitability could suffer if we are not able to manage large and complex projects and complete fixed price, fixed-timeframe contracts on budget and on time.

        Our profitability and operating results are dependent on the scale of our projects and the prices we are able to charge for our services. We are performing an increasing percentage of our work through fixed price contracts, in which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. As we take on more sophisticated projects, while simultaneously shifting more engagements to a fixed price model, we may be unable to accurately estimate the appropriate project price and successfully manage large and complex projects. Although we use specified technical processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed price and fixed-timeframe projects, we face the risk of cost overruns, completion delays and wage inflation in connection with these projects. Pricing projects on a fixed price basis is a relatively new model for our business, so we have less experience in pricing projects on this basis. If we fail to accurately estimate the resources and time required for a project or future rates of wage inflation, or if we fail to perform contractual obligations within the contractual timeframe, our profitability could suffer.

        The challenges of managing larger and more complex projects include:

  •
  maintaining high-quality control and process execution standards;

  •
  maintaining planned resource utilization rates on a consistent basis;

  •
  maintaining productivity levels and implementing necessary process improvements;

  •
  controlling project costs;

  •
  maintaining close client contact and high levels of client satisfaction;

  •
  recruiting and retaining sufficient numbers of skilled IT professionals; and

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  maintaining effective client relationships.

        In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan our project resource requirements, and may result in lower profitability levels than we anticipated upon commencing engagements.

Our profitability could suffer if we fail to maintain favorable pricing for our projects.

        The pricing of our services is affected by a number of factors, including:

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  our clients' perception of our ability to add value through our services;

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  our competitors' pricing policies;

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  bid practices of clients and their use of third-party advisors;

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  our ability to charge premium prices when justified by market demand or the type of service;

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  our large clients' pricing leverage; and

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  general economic conditions.

        If we are not able to maintain favorable pricing for our services, our profitability could suffer.

If we are unable to collect our receivables from, or bill our unbilled services to our clients, our results of operations and cash flows could be materially adversely affected.

        Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We usually bill and collect such amounts on relatively short cycles. We maintain allowances for doubtful accounts. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our clients. Weak macroeconomic conditions and related turmoil in the global financial system could also result in financial difficulties, including limited access to the credit markets, insolvency, or bankruptcy for our clients, and, as a result, could cause clients to delay payments, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations. In addition, some of our clients may delay payments due to changes in internal payment procedures driven by rules and regulations these clients are subject to. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted sales of services. If we are unable to meet our contractual requirements and if we experience an increase in the time to bill and collect for our services, we might be unable to collect our client balances or experience delays in collection. If this occurs, our results of operations and cash flows could be materially adversely affected.

Our sales of services, operating results or profitability may experience significant variability and our past results may not be indicative of our future performance.

        Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

        Factors that are likely to cause these variations include:

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  the number, timing, scope and contractual terms of projects in which we are engaged;

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  delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced professionals;

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  the accuracy of estimates on the resources, time and fees required to complete fixed price projects and costs incurred in the performance of each project;

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  inability to maintain high employee utilization levels;

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  changes in pricing in response to client demand and competitive pressures;

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  changes in the allocation of on-site and offshore staffing;

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  the business decisions of our clients regarding the use of our services;

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  the ability to further grow sales of services from existing clients;

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  the available leadership and senior technical resources compared to junior engineering resources staffed on each project;

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  seasonal trends and the budget and work cycles of our clients;

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  delays or difficulties in expanding our operational facilities or infrastructure;

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  our ability to estimate costs under fixed price contracts;

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  employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

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  unanticipated contract or project terminations;

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  the timing of collection of accounts receivable;

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  our ability to manage risk through our contracts;

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  the continuing financial stability of our clients; and

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  general economic conditions.

        Based upon all of the factors described above, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.

We have incurred, and may continue to incur, significant share-based compensation expenses which could adversely impact our net income.

        We have granted certain options under our stock option plan, as a result of which we have recorded $1.3 million, $2.2 million and $5.5 million as share-based compensation expenses for the years ended March 31, 2011, 2012 and 2013 respectively.

        US GAAP prescribes how we account for share-based compensation. US GAAP requires us to recognize share-based compensation as a compensation expense in the statement of comprehensive income generally based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. Such expenses could adversely impact our results of operations or the price of our Class A ordinary shares. While in the past we recorded significant share-based compensation expenses, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we adopt additional equity incentive plans in the future in order to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations.

We may be subject to third-party claims of intellectual property infringement that could be time-consuming and costly to defend.

        Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services, which might also require us to utilize the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. All intellectual property ("IP") rights created by our employees and contractors are transferred to us subject to local laws and regulations. Typically, we transfer to our clients all of the intellectual property rights to the software we develop for them within the scope of our custom software development and software engineering arrangement, without retaining any rights for ourselves. In developing software for our clients we use third-party environment software under separate license agreements, or, if requested by clients, we may incorporate third-party software into our software development for them. In these cases, we acquire all necessary licenses for such software once we reach a preliminary agreement with our clients.

        Although there are no material pending or threatened intellectual property claims against us as of the date of this prospectus, and we believe that our intellectual property rights do not infringe on the intellectual property rights of others, infringement claims may be asserted against us in the future. For example, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. Our contracts may be deemed to result in the assignment to our clients of the rights to any developments or improvements in our proprietary delivery platform, software development tools, or residual know-how developed by us during the course of our engagements. Such an interpretation may give rise to a potential claim that our product improvements or residual know-how were previously assigned to our client and can no longer be used by us on behalf of ourselves or other clients, or subject us to liability for infringement of our client's intellectual property rights. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

        Further, our current and former employees and/or contractors could challenge our exclusive rights in the software they have developed in the course of their employment or engagement. In Russia and certain other countries in which we operate, (a) where intellectual property was created by an employee of a company as part of their employment relationship, the respective employee retains authorship of such intellectual property, while the employer, unless otherwise provided in the employment agreement, is deemed to own the exclusive rights to such intellectual property, and (b) where an engaged specialized contractor creates the intellectual property by contract with the client, the latter is by default the holder of exclusive rights to such intellectual property, unless the contract provides otherwise. However, in either case, the authors, regardless of whether they were employees of the company or of any of its contractors (as the case may be), may retain authorship and should be paid consideration for the intellectual property work performed. In the case of intellectual property work created by an employee during his/her employment, the employer may be required to satisfy additional legal requirements in order to make further use or dispose of such intellectual property. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights, to the extent permitted by law, to software developed by our employees and contractors, courts have been inconsistent in their approach to enforcing such applicable legal requirements. As a result, there can be no guarantee that we would be successful in defending against any claim by our current or former employees or contractors challenging our exclusive rights over the use and transfer of works that the respective employees and contractors created or requesting additional compensation for such works.

        Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology containing the allegedly infringing intellectual property.

        We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. Furthermore, most of our client contracts require us to indemnify the client in these circumstances for any damages and expenses the client incurs in defending any such claims by third parties, and we may be required to indemnify the client even if the claim by the third party against our client is without merit or is dismissed.

        If we fail to defend ourselves and our clients against such claims, our reputation as well as our financial condition may be adversely affected.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

        We rely on unpatented proprietary know-how and trade secrets and employ commercially reasonable methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may develop and license trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. Furthermore, no assurance can be given that we will not be subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

We may be liable to our clients for damages caused by violations of intellectual property rights and the disclosure of other confidential information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

        We often have access to sensitive or confidential client information, including personally identifiable information. The protection of our clients' intellectual property rights and other confidential information, including personally identifiable information of our clients, is particularly important for us since our operations are mainly based in CEE countries. CEE countries have not traditionally enforced intellectual property protection to the same extent as countries such as the U.S. To protect proprietary information and other intellectual property, we require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements with us.

        Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients' confidences. The agreements we enter into with employees, independent contractors, vendors and clients may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our and our clients' proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our and our clients' proprietary technologies, tools and applications could enable third parties to benefit from our or our clients' technologies, tools and applications without paying us for doing so. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

        Our client contracts generally provide for indemnity for intellectual property infringements of third party rights that arise from our breach under such contracts. Although we attempt to limit our contractual liability for consequential damages in rendering our services, and provide limitation of liabilities for amount of such liabilities, typically to one year's payment under the relevant agreement, these limitations on liability may not apply in all circumstances, and may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance. Furthermore, if any third party brings any claims against our clients, claiming that our work product or intellectual property transferred to our clients violates, or infringes upon such third party's IP rights, any such claims could result in claims by our clients against us, which could result in the loss of such client, could seriously damage our reputation, could result in other clients terminating their engagements with us and could make it more difficult to obtain new clients.

If we fail to integrate or manage acquired businesses efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans could be materially adversely affected.

        On occasion we have expanded our service capabilities and gained new clients through selective acquisitions, including our recent purchase of certain IT assets of Freedom Professional Services & Technologies LLC ("FOSS"). We plan to continue making selective acquisitions in the future. Our ability to successfully integrate an acquired business and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

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  integrating operations, services and personnel in a timely and efficient manner;

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  diverting significant management attention and financial resources from our other operations and disrupting our ongoing business;

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  unforeseen or undisclosed liabilities and integration costs;

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  incurring liabilities from the acquired businesses for infringement of intellectual property rights or other claims for which we may not be successful in seeking indemnification;

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  incurring debt, amortization expenses related to intangible assets, large and immediate write-offs, or issuing ordinary shares as consideration for the acquired assets that would dilute our existing shareholders' ownership;

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  generating sufficient revenues and net income to offset acquisition costs;

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  potential loss of, or harm to, employee or client relationships;

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  properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

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  failing to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisition;

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  retaining key senior management and key sales and marketing and research and development personnel, particularly those of the acquired operations;

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  consolidating and rationalizing corporate, information technology and administrative infrastructures;

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  entry into unfamiliar markets; and

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  increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of the countries in which we currently have operations.

        In addition, the primary value of many potential acquisition targets in the IT services industry lies in their skilled IT professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. For example, some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses, including causing us to incur one-time expenses and write-offs, and make it more difficult and complex for our management to effectively manage our operations. If we are not able to successfully integrate an acquired business and its operations and to realize the benefits envisioned for such acquisition, our overall growth and profitability plans may be adversely affected.

Our international operations involve risks that could increase our expenses, adversely affect our results of operations and require increased time and attention from our management.

        We have operations in a number of jurisdictions, including Russia, Ukraine, Romania, the UK, Poland and Vietnam, and we serve clients across North America, Europe and Asia. As a result, we may be subject to risks inherently associated with international operations. Our global operations expose us to numerous and sometimes conflicting legal, tax and regulatory requirements, and violations or unfavorable interpretation by the respective authorities of these regulations could harm our business.

        Additional risks associated with international operations include difficulties in enforcing contractual rights, the burdens of complying with a wide variety of foreign laws and potentially adverse tax consequences, including permanent establishment and transfer pricing issues, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Additionally, such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. We cannot ensure that these and other factors will not impede the success of our international expansion plans or limit our ability to compete effectively in other countries.

Our business operations and financial condition could be adversely affected by negative publicity about offshore outsourcing or anti-outsourcing legislation in the U.S. or other countries in which our clients operate.

        Concerns that offshore outsourcing has resulted in a loss of jobs and sensitive technologies and information to foreign countries have led to negative publicity concerning outsourcing in some countries, including the U.S. Current or prospective clients may elect to perform services that we offer themselves, or may be discouraged from transferring these services to offshore providers such as ourselves to avoid any negative perceptions that may be associated with using an offshore provider. As a result, our ability to compete effectively with competitors that operate primarily out of facilities located in these countries could be harmed. In addition, anti-outsourcing legislation, if adopted, could materially adversely affect our business, financial condition and results of operations, and impair our ability to service our clients.

We depend on a limited number of key accounting personnel for the preparation of US GAAP financial statements. Given the competition for such personnel some of the key accounting personnel may leave, which could disrupt our ability to timely and accurately report US GAAP financial statements.

        We maintain our books and records and prepare stand-alone accounting reports for management reporting purposes, which are then consolidated on a monthly basis, and adjusted to conform to US GAAP financial reporting on a quarterly basis. Timely and accurate US GAAP financial reporting is a challenging task, requiring us to retain a sufficient number of US GAAP-experienced accounting personnel. While we have accounting personnel with the required US GAAP expertise, this still may not be sufficient to support our rapid growth. There is strong demand for US GAAP-experienced accounting personnel in the regions in which we operate, and as such, we may not be able to effectively compete for such personnel.

        In case we are not able to retain such personnel or replace them in a timely manner, this may disrupt our ability to timely and accurately report US GAAP financial statements.

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

        We believe that our current cash balances, cash flow from operations, credit facilities and the proceeds from this offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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  investors' perception of, and demand for, securities of IT services companies;

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  conditions of the U.S. and other capital markets in which we may seek to raise funds;

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  our future results of operations and financial condition; and

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  economic, political and other conditions in CEE and globally.

        Financing may not be available in amounts or on terms acceptable to us, or at all, and could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We face risks associated with having significant resource commitments to provide services prior to realizing sales for those services.

        We have a long selling cycle for our IT services (generally up to 18 months for new clients), which requires significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients' decisions to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of our clients' budget cycles and approval processes. Our selling cycle for new clients can be especially unpredictable. In the past, we have received sales from new clients up to six months later than expected. If our selling cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our sales and hinder our sales growth.

        Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate sales, or delays in recognizing sales after incurring costs related to our sales or services process, could materially adversely affect our business.

Our effective tax rate could be materially adversely affected by a number of factors.

        We conduct business globally and file income tax returns in multiple jurisdictions, including the U.S., Russia, Cyprus, Ukraine and Romania. Our effective tax rate could be materially adversely affected by a number of factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have different statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

        We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have certain intercompany arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions that are subject to transfer pricing regulations of the respective jurisdiction.

U.S. transfer pricing regulations, as well as regulations applicable in CEE countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms. We consider the transactions among our subsidiaries to be on arm's-length terms; however, the determination of our consolidated provision for income taxes and other tax liabilities requires estimates, judgment and calculations, and the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

        If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment and/or imposes fines and/or penalties, including, as a result of a determination, that the transfer prices and terms we have applied are not appropriate, this could have a negative impact on our financial results.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

        Based on our financial statements, relevant market data, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a passive foreign investment company, or PFIC, for the year ended March 31, 2014, and we do not expect to become one in the future, although there can be no assurance in this regard. If we become a PFIC, holders of our Class A ordinary shares in the U.S. may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and may become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our Class A ordinary shares, which is subject to change. See "Taxation—United States federal income taxation."

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

        Ensuring that we have adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that we can produce accurate financial statements on a timely basis is costly, time-consuming and needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and, when we cease to be an emerging growth company under the JOBS Act, a report by our independent auditors addressing these assessments. We will be required to comply with the internal controls evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal controls over financial reporting are not effective due to our failure to cure any identified material weakness or otherwise. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may not conclude that our internal controls over financial reporting are effective. Although no such material weaknesses were identified as a result of the audit of our financial statements for the year ended March 31, 2012 or the year ended March 31, 2013, our independent registered accounting firm did identify a material weakness in relation to certain aspects of our internal controls in connection with the audit of our financial statements for the year ended March 31, 2011. Going forward, our independent registered public accounting firm may not be satisfied with our internal controls over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from us. As a result, such firm may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a qualified report. In addition, during the course of the evaluation, documentation and testing of our internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Securities and Exchange Commission for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to report our financial information on a timely basis, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and we may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements.

International hostilities, terrorist activities, other violence or war, natural disasters, pandemics and infrastructure disruptions, could delay or reduce the number of new service orders we receive and impair our ability to service our clients.

        Hostilities involving the U.S. and acts of terrorism, violence or war, such as the attacks of September 11, 2001 in the U.S., the attacks of July 7, 2005 in the United Kingdom, the Domodedevo Airport bombing on January 24, 2011 in Moscow, Russia, the continuing conflict in Afghanistan, the recent conflicts in North Africa, natural disasters, global health risks or pandemics or the threat or perceived potential for these events could materially adversely affect our operations and our ability to provide services to our clients. We may be unable to protect our people, facilities and systems against any such occurrences. Such events may cause clients to delay their decisions on spending for IT services and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our clients, which could materially adversely affect our financial results. By disrupting communications and travel, giving rise to travel restrictions, and increasing the difficulty of obtaining and retaining highly-skilled and qualified IT professionals, these events could make it difficult or impossible for us to deliver services to some or all of our clients. Travel restrictions could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain the skilled IT professionals we need for our operations. In addition, any extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients.

Risks related to conducting business in CEE countries

Emerging markets, such as CEE countries, are subject to greater risks than more developed markets, and financial turmoil in any emerging market could disrupt our business.

        CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should note that emerging markets are subject to rapid change and that the information set out in this prospectus may become outdated relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in the equity markets of all emerging market countries, as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in the CEE region and adversely affect the economy of the region. In addition, during such times, companies that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. Thus, even if the economy of the CEE region remains relatively stable, financial turmoil in any emerging market country could adversely affect our business, as well as result in a decrease in the price of our Class A ordinary shares.

        Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment decision.

Political and governmental instability in CEE countries could materially adversely affect our business and operations in these countries.

        Since the early 1990s, Russia, Ukraine, Romania and other CEE countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy of various degrees. As a result of the sweeping nature of various reforms, and the failure of some of them, the political systems of many CEE countries remain vulnerable to popular dissatisfaction, including demands for autonomy from particular regional and ethnic groups.

        We have significant operations in Russia, Ukraine and Romania. Over the last decade, the political and economic situation in Russia, Ukraine and Romania has generally become more stable and conducive to investment. Such stability, however, has been negatively affected by the global financial and economic crisis and the on-going economic recession. Any significant struggle over the direction of future reforms, or a reversal of the reform process, could lead to deterioration in the investment climate in these countries that could have a material adverse effect on our business, financial condition, results of operations and prospects. Future political instability could result in a worsening overall economic situation, including capital flight and slowdown of investment and business activity.

        Following the Russian parliamentary elections in December 2011, controversy concerning alleged voting in favor of the current ruling party, United Russia, led to organized protests in several Russian cities, including Moscow, in which tens of thousands of individuals participated. Allegations of voting irregularities also appeared following the election of Vladimir Putin to the Russian presidency in March 2012, with a number of protests occurring throughout the country both before and after his May inauguration.

        The 2012 parliamentary elections in Ukraine were highly controversial and heavily criticized by the international community. A number of factors could adversely affect political stability in Ukraine, including lack of agreement within the factions and between individual deputies or controversial positions of the president and the government on various domestic and foreign policy issues, and court actions taken by opposition politicians against decrees and other actions of the president and the government. Recent political developments have also highlighted potential inconsistencies between Ukraine's constitution and various laws and presidential decrees.

        The current political environment in Romania is somewhat unstable. Since the beginning of 2012, there have been three changes of government in Romania. Most recently, on December 21, 2012, the Romanian Parliament approved a new government, led by Prime Minister Victor Ponta. Despite the fact that the current President, Traian Basescu, and Prime Minister Victor Ponta, as representatives of opposed political powers concluded a cooperation agreement, governmental changes may trigger significant amendments in the policies pursued by the Romanian government and the political instability may have a material negative impact on our operations in Romania.

        Current and future changes in the Russian, Ukrainian, Romanian and other CEE governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could lead to political instability and disrupt or reverse political, economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could materially adversely affect our business and operations in CEE.

A deterioration in political and economic relations among CEE countries in which we operate and/or between CEE countries and the U.S. and the European Union could materially adversely affect our business and operations in CEE.

        Political and economic relations between Russia, Romania, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen between their governments. Likewise, CEE countries continue to have a complicated relationship with the U.S. and the European Union. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflicts between countries of CEE which can halt normal economic activity and disrupt the economies of neighboring regions.

        The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in the territory of Ukraine, a Russian ban on imports of meat and milk products from Ukraine and anti-dumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. Imprisonment of the ex-Prime Minister Yulia Timoshenko added to political instability and tension in relationships with the European Union, the U.S., and Russia. Despite the fact that the possible accession by Ukraine to NATO was delayed by Ukraine declaring its neutral status to military blocks, its willingness to stay in close cooperation with NATO has also been a significant source of tension between Russia and Ukraine. Following the presidential election in February 2010, Ukraine's relations with Russia generally improved, but have recently begun to deteriorate. Any further adverse changes in Ukraine's relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine's revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole. The conflicts among CEE countries and conflicts within CEE countries have, in some instances, also strained their relationship with the U.S. and the European Union which, at times, has negatively impacted their financial markets. Similarly, economic deterioration in CEE countries may strain political relationships with neighboring regions, and vice versa. For example, Romania joined the European Union in January 2007, and is subject to certain post-accession benchmarks mandated by the EU under the Cooperation and Verification Mechanism to help Romania address outstanding shortcomings in various social fields such as judicial reform and fight against corruption. On January 30, 2013 the European Commission presented a report welcoming recent steps taken by Romania, but explained that much remained to be done to fully implement its recommendations. If Romania does not adequately address these benchmarks the European Commission is entitled to apply certain sanctions against Romania, including the suspension of Member States' obligation to recognize and enforce, under the conditions laid down in the Community laws, the decisions of Romanian courts. The application of any of the sanctions referenced above may have a negative effect on the Romanian economy and investor confidence in the Romanian economic environment, which could lead to material adverse consequences on our operations in Romania.

        The emergence of new or escalated tensions among CEE countries could further exacerbate tensions between CEE countries and the U.S. and the European Union, which may have a negative effect on their economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our Class A ordinary shares. Any of the foregoing circumstances could materially adversely affect our business and operations in the CEE.

The legal and tax systems in CEE countries can create an uncertain environment for business activity, which could materially adversely affect our business and operations in the CEE.

        The legal and tax framework to support a market economy remains new and in flux in Russia, Ukraine, Romania and other CEE countries and, as a result, these systems can be characterized by:

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  inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

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  gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

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  selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

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  limited judicial and administrative guidance on interpreting legislation;

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  relatively limited experience of judges and courts in interpreting recent commercial legislation;

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  a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

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  inadequate court system resources;

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  a high degree of discretion on the part of the judiciary and governmental authorities; and

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  underdeveloped bankruptcy procedures that are subject to abuse.

        The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in legal ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Furthermore, legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions in CEE countries are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can be very difficult in practice. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

        The untested nature of much of recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements. These uncertainties also extend to property rights; and the expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, could materially adversely affect our business, financial condition and results of operations.

Loss of certain tax benefits that we enjoy in Russia and Ukraine could have a negative impact on our operating results and profitability.

        The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program, as well as through VAT exemptions. These programs resulted in savings for us of $23.9 million in the year ended March, 31, 2013. However, the reduced tax rates for social contributions (14% in total) are only available until December 31, 2017, after which the Russian government plans to gradually increase the tax rates (21% in 2018 and 28% in 2019) until they are equal to the rates for non-qualified companies (34%) in 2020. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.

        Substantially all of the persons who work for us in the Ukraine are independent contractors. Although we believe that we have properly classified these workers as independent contractors and are, therefore, not required to pay social duties and personal income tax applicable to employees, there is, nevertheless, a risk that the Ukrainian tax authority may take a different view. Laws and regulations that govern the status and classification of independent contractors are subject to change or interpretation by various authorities. In addition, if a national or local authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified, or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs arising from fines or judgments as a result of tax withholding. We may also elect to hire these independent contractors as our employees, and, we may, as a result, incur significant personnel expenses.

        Amendments to the Ukrainian tax code granting substantial benefits to software development companies entered into force on January 1, 2013. For software companies, the effective preferential tax system is in place for a period of 10 years, and includes payment of income tax at the rate of 5%, and the exemption from VAT of the supply of software products. However, the new preferential system contains a large number of risks due to ambiguities in the law. Therefore, these preferential tax policies may not fully offset the increased costs we may be subject to in the event we are forced to hire our independent contractors as our employees.

        Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

Selective or arbitrary government action could materially adversely affect our business and operations in CEE.

        Many commercial laws and regulations in CEE are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in Russia, Ukraine and other CEE countries and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business and operations in CEE. We cannot assure you that regulators, judicial authorities or third parties in Russia, Ukraine and other CEE countries will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations. Selective or arbitrary government action could materially adversely affect our business, financial condition and results of operations.

        We must comply with laws and regulations relating to the formation, administration and performance of government contracts in CEE countries where we provide services to the local governments. Any failure to comply with applicable local laws, regulations and procedures could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and for any reason. Any of these changes could impair our ability to obtain new contracts or renew or enforce contracts under which we currently provide services. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business and operations in the CEE.

Changes in the tax system in CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition and results of operations.

        There have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new legislation. Tax authorities in CEE countries, including Russia and Ukraine, have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, can lead to penalties. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets, particularly if the tax benefits we receive in Russia are changed or removed. Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows in a particular period.

        In its decision dated July 26, 2001, the Constitutional Court of the Russian Federation introduced a concept of "a taxpayer acting in a bad faith" without clearly stipulating the criteria for it. Furthermore, on October 12, 2006, the Plenum of the Higher Arbitrage Court of the Russian Federation issued Ruling No. 53, formulating a concept of an "unjustified tax benefit". These concepts have not been defined in Russian tax law. Nonetheless, these concepts have been widely used by the tax authorities to deny, for instance, the taxpayer's right to use certain tax benefits prescribed in the tax law, or to rely on certain provisions of the tax law. The tax authorities and courts often exercise significant discretion in interpreting these concepts in a manner that is unfavorable to taxpayers. In practice, when challenging the tax benefits applied by a taxpayer (e.g., deduction of expenses for corporate income tax purposes and/or VAT offset) the tax authorities often mix the above concepts and argue that the taxpayer may receive an "unjustified tax benefit" by executing contractual relationships with the counterparties acting "in a bad faith" (so-called "mala-fide" taxpayers). Although we use our best efforts to ensure that our counterparties are bona fide taxpayers, there may be a risk that the tax authorities may take a different view and/or interpret the relationship with our counterparties in a different manner and impose us with the extra taxes, fines and late payment penalties, which could materially affect our business.

        In January 2011, Ukraine enacted a new tax code. The new code aims to create a comprehensive legal framework for tax reform and provide for a wide range of changes to the existing tax system in the areas of tax collection and administration. There can be no assurance however that the adoption of the tax code will have a positive effect on the Ukrainian tax system, in which differing opinions between, and within, government ministries regarding legal interpretations of tax regulations often create uncertainties and areas of conflict. Tax declarations or returns, together with other matters of legal compliance, such as customs and currency control matters, are subject to review and investigation by a number of authorities, which may impose fines, penalties and interest charges for noncompliance. These circumstances generally create tax risks in Ukraine that are more significant than those typically found in countries with more developed tax systems.

        The tax systems in the CEE countries in which we operate impose additional burdens and costs on our operations in such countries, and complicate our tax planning and related business decisions. Furthermore, these tax systems have historically been complicated by contradictions in the respective tax legislation. These uncertainties could result in a greater than expected tax burden and potentially exposes us to significant fines and penalties and enforcement measures, despite our best efforts at compliance. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in these countries. This could materially adversely affect our financial condition and results of operations.

Our subsidiaries established outside of Russia may be exposed to taxation in Russia.

        The Russian Tax Code contains the concept of a permanent establishment in Russia as a means for taxing foreign legal entities which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company's income that is attributable to the company's permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being liable to Russian taxation. Having a permanent establishment in Russia may also lead to other adverse tax implications, including having to challenge a reduced withholding tax rate on dividends under an applicable double tax treaty, a potential effect on VAT and property tax obligations.

        There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may be more actively seeking to investigate and assert whether foreign entities operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial conditions and the results of operations.

We may be exposed to liability for actions taken by our subsidiaries.

        In certain cases we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency.

        In particular, Russian law generally provides that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of such a company and bear only the risk of loss of their investment. This may not be the case, however, when an effective parent company is capable of determining decisions made by its effective subsidiary. The effective parent bears joint and several liabilities for transactions concluded by the effective subsidiary, in carrying out business decisions if the effective parent gives binding instructions to the effective subsidiary and the right of the effective parent to give binding instructions is set out in the charter of the effective subsidiary or in a contract between those entities.

        Further, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to take action or fail to take action, knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of the subsidiaries, in which case we could become liable for their debts, which could have a material adverse effect on our business, financial condition and results of operations or prospects.

Our CEE subsidiaries can be forced into liquidation on the basis of formal noncompliance with certain legal requirements.

        We operate in CEE countries primarily through locally organized subsidiaries. Certain provisions of the laws of CEE countries may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operations.

        Russian corporate law, Ukrainian corporate law and Romanian corporate law require liquidation of a company if its net assets fall below a certain threshold and, in case of Romania, it does not take remedial steps. For example, under Russian corporate law, negative net assets calculated on the basis of the Russian accounting standards as of the end of the year following the second or any subsequent year of a company's existence can serve as a basis for creditors to accelerate their claims and to demand payment of damages, as well as for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to a very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency (defined as their ability to pay debts as they come due) has not been otherwise adversely affected by such negative net assets. There are cases when courts have ordered mandatory liquidation of a company based on its negative net assets, though such company had continued to fulfil its obligations and had net assets in excess of the required minimum at the time of liquidation.

        As of March 31, 2013, the net amount of the assets of our subsidiary Luxoft Professional Romania SRL was $6.0 million, or approximately 32.7% of the value of its subscribed share capital. Under Romanian Companies Law no. 31/1990, the board of directors of a company whose assets fall below half of its subscribed share capital must convene a general meeting of the company's shareholders to vote on whether to wind up the business of such company. If the shareholders do not vote to wind up the company, such company must instead decrease its share capital. Luxoft Professional Romania SRL has not convened the required meeting of shareholders. While Luxoft Professional Romania SRL is planning to remediate the situation, if it fails to take the necessary actions, shareholders, creditors and other interested parties could seek the dissolution of Luxoft Professional Romania SRL in Romanian courts. Nonetheless, according to Romanian law, even if dissolution is requested in court, the judge may grant to Luxoft Professional Romania SRL a moratorium of up to six months to remedy the undercapitalization situation. The company would not be dissolved if the undercapitalization situation is solved prior to the date on which the court's decision regarding the dissolution becomes final.

        Similarly, there have also been cases in CEE countries in which formal deficiencies in the establishment process of a legal entity or noncompliance with provisions of law have been used by courts as a basis for liquidation of a legal entity. Weaknesses in the legal systems of CEE countries create an uncertain legal environment, which makes the decisions of a court or a governmental authority difficult to predict. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our financial condition and results of operations.

Risks related to our Class A ordinary shares and this offering

The price of our Class A ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

        The initial public offering price for our Class A ordinary shares will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our Class A ordinary shares after the offering. Some of the factors that may cause the market price of our Class A ordinary shares to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure to develop or deliver our services as expected;

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  changes in market valuations of similar companies;

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  successes by our competitors;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  sales of large blocks of our Class A ordinary shares;

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  announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

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  regulatory developments in Russia, Ukraine, Romania or elsewhere;

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  litigation involving our company, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us, including any perception of misuse of sensitive information;

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  changes in general economic, industry and market conditions;

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  our ability to forecast revenue and control our costs; and

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  changes in regulatory and other dynamics.

        In addition, if the market for shares in our industry, or the stock market in general, experiences price and volume fluctuation or a loss of investor confidence, the trading price of our Class A ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders who held our shares prior to this offering, including one of our directors and our chief executive officer, and limiting your ability to influence corporate matters.

        Each of our Class B ordinary shares has 10 votes per share, and each of our Class A ordinary shares, which is the class of shares we are offering, has one vote per share. Shareholders who hold Class B ordinary shares will together beneficially own shares representing approximately        % of the voting power of our outstanding shares following this offering. Consequently, the holders of Class B ordinary shares collectively will continue to be able to control all matters submitted to our shareholders for approval even if their share ownership were to decrease to less than 50% of the outstanding ordinary shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A ordinary shares could be adversely affected.

        Future transfers by holders of Class B ordinary shares will generally result in those shares converting to Class A ordinary shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term.

The significant share ownership position of IBS Group will limit your ability to influence corporate matters.

        Following the completion of this offering, IBS Group will beneficially own        % of our ordinary shares and control         % of our voting power. If the underwriters exercise their over-allotment option in full, these percentages will decrease to        % and        %, respectively. As a result of this concentration of share ownership, IBS Group will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

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  the composition of our board of directors;

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  approving or rejecting a legal merger, demerger or other business combination; and

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  amending our ("Amended Memorandum and Articles of Association"), which govern the rights attached to our ordinary shares.

        This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. The interests of IBS Group may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

An active trading market for our Class A ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

        Prior to this offering, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may never develop or be sustained following this offering. As a result, you may not be able to sell your Class A ordinary shares at or above the initial public offering price or at any other price or at the time that you would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A ordinary shares, the price of our Class A ordinary shares could decline.

        The trading market for our Class A ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our Class A ordinary shares could decline if one or more securities analysts downgrade our Class A ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We currently intend to take advantage of NYSE's "controlled company" exemption from certain corporate governance requirements to a limited extent, and therefore, our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

        As a result of the number of shares beneficially owned by IBS Group, after the completion of this offering, we will be eligible to take advantage of the "controlled company" exemption under NYSE's corporate governance rules. A "controlled company" is a company of which more than 50% of the voting power is held by an individual or group of shareholders. Pursuant to the "controlled company" exemption, a company is not required to comply with the requirements of having a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities, and is subject to an annual performance evaluation. See "Management—Board committees." We currently intend to rely on this exemption only to the extent necessary to permit Anatoly Karachinskiy and Glen Granovsky to serve on our compensation committee, even though they do not satisfy NYSE's definition of an "independent director", and do not intend to have a nominating and governance committee. In addition, upon the closing of this offering, the majority of our board of directors will not be independent. If available to us, we may elect to use the controlled company exemption more broadly in the future. If we do so, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are not subject to the supervision of the British Virgin Islands Financial Services Commission and so our shareholders are not protected by any regulatory inspections in the British Virgin Islands.

        We are not an entity subject to any regulatory supervision in the British Virgin Islands by the Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the British Virgin Islands and we are not required to observe any restrictions in respect of its conduct save as disclosed in this prospectus or our Amended Memorandum and Articles of Association.

As a foreign private issuer whose shares are listed on the NYSE we may in the future elect to follow certain home country corporate governance practices instead of certain NYSE requirements.

        We have elected to apply the corporate governance rules of the NYSE applicable to controlled companies, with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption. A foreign private issuer that elects to follow a home country practice instead of NYSE requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain corporate governance requirements are not reflected in the BVI Business Companies Act, 2004 (as amended from time to time) (the "BVI Act") or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "Management—Corporate governance practices." Accordingly, our shareholders may not be afforded the same protection as provided under the NYSE's corporate governance rules.

        Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We are an "emerging growth company" with reduced reporting requirements that may make our Class A ordinary shares less attractive to investors.

        We are an "emerging growth company", as defined in the JOBS Act, and will take advantage of certain exemptions from various reporting requirements that are generally applicable to public companies. For so long as we remain an "emerging growth company", we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. This may increase the risk that we will fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting. We have also elected to include two years of audited financial statements and selected financial data, with a correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure. In general, these reduced reporting requirements may allow us to refrain from disclosing information that you may find important. It is also possible that investors may generally find our Class A ordinary shares less attractive due to our status as an "emerging growth company" and our more limited disclosure. Any of the foregoing could adversely affect the price and liquidity of our Class A ordinary shares.

        We may take advantage of these disclosure exemptions until we are no longer an "emerging growth company". We will cease to be an "emerging growth company" upon the earliest of:

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  the last day of the fiscal year in which the fifth anniversary of this offering occurs;

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  the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

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  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

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  the last day of any fiscal year in which the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

It may be difficult to enforce a U.S. or foreign judgment against us, our directors and officers named in this prospectus outside the U.S., or to assert U.S. securities laws claims outside of the U.S.

        Almost all of our assets are located outside of the U.S. A majority of our directors and officers are nationals or residents of jurisdictions other than the U.S. and a substantial portion of their assets are located in Russia, Ukraine and other CEE countries. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons, or to enforce against us, or them, judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state of the U.S. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. Additionally, although arbitration awards are generally enforceable in CIS countries, judgments obtained in the U.S. or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in many CIS countries including Russia. A foreign court judgment may be recognized and enforced in Ukraine only on the basis of an international treaty to which Ukraine is a party providing for enforcement of such judgments, and then only in accordance with the terms of such treaty. Ukraine is a party to more than 20 mutual legal assistance treaties in civil matters (mostly with CIS and former socialist countries) and, by way of legal succession, a party to nine mutual legal assistance treaties of the former USSR. However, while Ukraine does have such treaties in place with several EU countries, it is not a party to mutual legal assistance treaties in civil matters with the U.S., Canada, the UK, Germany and France. As a result, there are no international treaties that could be relied upon to enforce in Ukraine a civil judgment rendered in those countries. In the absence of an international treaty providing for enforcement of judgments, the courts of Ukraine may only recognize or enforce a foreign court judgment on the basis of the principle of reciprocity, which, unless proven otherwise, is deemed to exist in relations between Ukraine and the country where the judgment was rendered. At the same time, the principle of reciprocity is a relatively new and undeveloped concept in Ukrainian legislation, and there is no official interpretation or established court practice on the application of the principle of reciprocity. Therefore, it is possible that a U.S. or other foreign court judgment issued in a country, which has no mutual legal assistance treaty with Ukraine, could be refused recognition and/or enforcement in Ukraine, and the parties would have to re-litigate the dispute in Ukrainian courts. In addition, the lack of practice and varying approaches towards recognition and enforcement in Ukraine of foreign court judgments potentially make such recognition and enforcement problematic, if at all possible. In Romania, foreign civil and commercial judgments issued by courts of a non-EU member state may be recognized and enforced only if certain conditions are met, including, for example, the existence of a bilateral instrument or agreement providing for the mutual recognition of the legal effects of civil judgments. No such agreement or instrument is currently in place between Romania and the U.S. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court. See "Enforceability of Civil Liabilities."

The market price of our Class A ordinary shares could be negatively affected by future sales of our Class A ordinary shares.

        After this offering, there will be                of our Class A ordinary shares outstanding. Sales by our shareholders or us of a substantial number of our Class A ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All of the Class A ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our "affiliates," as that term is defined in Rule 144 under the U.S. Securities Act of 1933. Following completion of this offering, approximately        % of our outstanding Class A and Class B ordinary shares (or        % if the underwriters exercise their over-allotment option in full) will be considered restricted shares and will be held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements. See "Shares Eligible for Future Sale."

        We, our executive officers, directors, the selling shareholder and certain other shareholders and optionholders have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A ordinary shares, or cause a registration statement covering any Class A ordinary shares to be filed except for the Class A ordinary shares offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

We do not intend to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

        You should not rely on an investment in our Class A ordinary shares to provide dividend income. Although we have declared and paid dividends in prior years, and have declared a dividend for the year ended March 31, 2013, we do not intend to declare or pay any further dividends to holders of our Class A ordinary shares for the foreseeable future following this offering, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our Class A ordinary shares. Accordingly, investors must rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A ordinary shares.

        In addition, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries to make distributions may be subject to statutory restrictions and retained earnings criteria, and is contingent upon the cash flow and earnings of those subsidiaries. For example, Russian law prohibits declaration and payment of dividends by a Russian company if such company's net assets' value is lower than its charter capital or will become lower than its charter capital as a result of declaration or distribution of dividends. These restrictions could reduce the amount of distributions that we receive from our subsidiaries which, in turn, would restrict our ability to pay dividends. According to Romanian law, if the company's net assets are less than its subscribed shares, the shares should be adjusted accordingly before any distribution of dividends can be declared.

Because the initial public offering price of our Class A ordinary shares will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B ordinary shares following this offering, you will incur immediate and substantial dilution as a result of this offering.

        If you purchase Class A ordinary shares in this offering, you will pay more for your shares than the amounts paid by an existing shareholder for its Class B ordinary shares. As a result, you will incur an immediate and substantial dilution of net tangible book value of $          per Class A ordinary share, representing the difference between the assumed initial public offering price of $          per Class A ordinary share (the mid-point of the range set forth on the cover page of this prospectus), and our pro forma net tangible book value per share after giving effect to this offering. See "Dilution."

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

        Our Amended Memorandum and Articles of Association contains a number of provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

  •
  a dual class ordinary share structure for seven years following the completion of this offering;

  •
  our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution;

  •
  restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

  •
  elimination of the ability of shareholders to act by written consent;

  •
  the requirement of the affirmative vote of two-thirds or more of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association;

  •
  a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; and

  •
  the ability of directors in their absolute discretion to decline to register or delay the registration of any transfer of shares without assigning any reason.

        These provisions of our Amended Memorandum and Articles of Association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our Class A ordinary shares in the future, which could reduce the market price of our Class A ordinary shares. For more information, see "Description of Authorized Shares."

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

        Our management will have broad discretion in determining how to spend the net proceeds from this offering and may use the proceeds in a manner that our shareholders may not deem desirable. We intend to use the net proceeds of this offering for working capital and other general corporate purposes. General corporate purposes may include, among other things, acquisitions or investments in complementary companies, products or technologies (although we currently do not have any acquisitions or investments planned), additions to working capital, capital expenditures and other investments. We will have broad discretion in the way that we use net proceeds of this offering. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

        Our corporate affairs will be governed by our Amended Memorandum and Articles of Association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the U.S., and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law.

        As a result of all of the above, holders of our Class A ordinary shares may have more difficulty in protecting their interests in the face of actions taken by our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the U.S. and their shareholders, see "Description of Authorized Shares—Differences in corporate law."

Shareholders in British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving a shareholder of the ability to protect their interests.

        While statutory provisions do exist in British Virgin Islands law for derivative actions to be brought in certain circumstances, shareholders in British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the U.S. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to: (i) recognize or enforce against us judgments of courts in the U.S. based on certain civil liability provisions of U.S. securities law; or (ii) to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the U.S., although the courts of the British Virgin Islands will in certain circumstances recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

        Under the laws of the British Virgin Islands, there is little statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the corporation, the Amended Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Amended Memorandum and Articles of Association.

        There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the company's constituent documents.

        As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's Amended Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute a "fraud on the minority" where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring the approval of a majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the U.S.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding:

  •
  the persistence and intensification of competition in the IT industry;

  •
  the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore R&D services;

  •
  the level of growth of demand for our services from our clients;

  •
  the level of increase in revenues from our new clients;

  •
  the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future;

  •
  the expected timing of the increase in our corporate tax rate;

  •
  our expectations with respect to the proportion of our fixed price contracts;

  •
  our expectation that our FOSS acquisition will help us develop new practice expertise;

  •
  the demands we expect our rapid growth to place on our management and infrastructure;

  •
  the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs;

  •
  the high proportion of our cost of services comprised of personnel salaries;

  •
  our plans to introduce new products for commercial resale and licensing in addition to providing services;

  •
  our anticipated joint venture with one of our clients;

  •
  IBS Group's consideration of further divesting all or a portion of its ownership interest in us; and

  •
  our continued financial relationship with IBS Group including expectations for the provision and purchase of services and purchase and lease of equipment.

        The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under "Risk Factors" in this prospectus.

        You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

 INDUSTRY DATA AND OTHER INFORMATION

        This prospectus includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Forecasts and other metrics included in this prospectus to describe our industry are inherently uncertain and speculative in nature and actual results for any period may materially differ. Estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed above and under the heading "Risk Factors" in this prospectus.

        The Gartner Report(s) described herein, (the "Gartner Report(s)") represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

        Unless stated otherwise, third party data in this prospectus consists of:

  1.
  Gartner, Analysis of Poland as an Offshore Services Location, Ian Marriott, Gianluca Tramacere, November 5, 2012;

  2.
  Gartner, Analysis of Romania as an Offshore Services Location, Ian Marriott, Khalda De Souza, November 5, 2012;

  3.
  Gartner, Analysis of Ukraine as an Offshore Services Location, Gianluca Tramacere, Ian Marriott, October 24, 2012;

  4.
  Gartner, Innovation Insight: The Connected Vehicle Will Dominate Automotive and Mobility Innovations, Thilo Koslowski, December 28, 2012;

  5.
  IDC Worldwide Offshore IT Services 2012-2016 Forecast, #234403, April 2012;

  6.
  IDC Worldwide Services 2012-2016 Forecast Update #237692, November 2012;

  7.
  Forrester Research Inc, Thrive With Sustained Innovation in the Empowered BT Era, August 23, 2012;

  8.
  Forrester Research Inc, Rightsource Your Agile-Lean Ecosystem, November 7, 2012; and

  9.
  Forrester Research Inc, Mobile Feast or Beggar's Banquet?, January 24, 2013.

        None of the underwriters, the selling shareholder or we have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our Class A ordinary shares, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Class A ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.

        For investors outside the United States: neither we, the selling shareholder, nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

        Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. "Luxoft" is our registered trademark. We also have several other registered trademarks, service marks and pending applications relating to our services. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $           per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

        We will not receive any proceeds from the sale of shares by the selling shareholder, including if the underwriters exercise their overallotment option.

        We intend to use the net proceeds for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling shareholder. The primary purposes of this offering are to create a U.S. public market for our Class A ordinary shares, increase the profile and prestige of our company with existing and possible future customers, vendors and strategic partners, make our ordinary shares more valuable and attractive to our employees and potential employees for compensation purposes, raise additional capital and allow potential future access to the U.S. public markets should we need more capital in the future.

        A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 500,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

 DIVIDEND POLICY

        In December 2011, we paid a $4.0 million dividend, representing $0.14 per share, to our shareholders for the year ended March 31, 2011. On July 21, 2012, we declared a $27.0 million dividend, representing $0.91 per share, for the year ended March 31, 2012, $21.9 million of which was paid to our shareholders, $0.1 million remains to be paid, and the balance of which was offset against a loan receivable from IBS Group. On April 30, 2013, we declared a $30.5 million dividend, representing $1.00 per share, to our shareholders, for the year ended March 31, 2013. We expect that this dividend will be paid on or before January 31, 2014.

        We do not intend to declare or pay any further dividends on our ordinary shares for the foreseeable future following this offering. Any future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to the BVI Act, and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition and future prospects, and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2013, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the completion of this offering and the reclassification of all of our ordinary shares into Class A and Class B ordinary shares, and to give further effect to the $30.5 million dividend declared on April 30, 2013.

        You should read this information in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, and other financial information contained in this prospectus. See "Use of Proceeds."

	As of March 31, 2013
	Actual	Pro forma
		(unaudited)
	(in thousands)
Cash and cash equivalents	$4,499	$

Indebtedness:
Short-term debt including current portion of long-term debt	16,759
Long-term debt	6
Total indebtedness	16,765

Shareholder's Equity:
Ordinary shares no par value, 36,400,000 shares authorized, 30,593,080 shares issued and outstanding, actual; 80,000,000 shares authorized, shares issued and outstanding, pro forma	—		—
Class A ordinary shares no par value, no shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized, shares issued and outstanding, pro forma	—		—
Class B ordinary shares no par value, no shares authorized, shares issued and outstanding, actual; 30,000,000 shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	50,936
Retained earnings	46,720

Accumulated other comprehensive loss	(2,393)

Total shareholders' equity attributable to the Group	95,263

Non-controlling interest	32
Total equity	95,295

Total capitalization	$112,060	$

DILUTION

        If you invest in our Class A ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of March 31, 2013 was $61.6 million. Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding as of March 31, 2013.

        After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $          per ordinary share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2013 would have been approximately $        per ordinary share. This amount represents an immediate increase in net tangible book value of $        per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of approximately $          per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share.

        The following table illustrates this dilution:

Assumed initial public offering price per share		$

Net tangible book value per share as of March 31, 2013	$2.01
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $          per ordinary share, would increase (decrease) our pro forma consolidated net tangible book value after this offering by $        and the dilution per share to new investors by $          , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full in this offering, the pro forma net tangible book value after the offering would be $        per share, the increase in net tangible book value per share or our ordinary shares to existing shareholders would be $        and the dilution per ordinary share to new investors would be $          per share.

        The following table summarizes, as of March 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $          per ordinary share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration
Average price per share
	Number	Percent		Amount	Percent
Existing shareholders	$		%	$		%	$
New investors

Total	$		%	$		%

        The foregoing tables and calculations exclude 110,348 ordinary shares reserved for issuance under our equity incentive plans. To the extent that additional shares are issued under our equity incentive plans, there will be further dilution to new investors. To the extent that all of such shares had been issued as of March 31, 2013, the pro forma net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $          .

        If the underwriters exercise their over-allotment option in full:

  •
  the percentage of Class B ordinary shares held by existing shareholders will decrease to                    , or approximately        % of the total number of our Class A and Class B ordinary shares outstanding after this offering; and

  •
  the number of Class A ordinary shares held by new investors will increase to                  , or approximately         % of the total number of our Class A and Class B ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of comprehensive income data for the years ended March 31, 2011, 2012 and 2013, and the consolidated balance sheet data as of March 31, 2011, 2012 and 2013, are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with US GAAP. Historical results are not indicative of the results to be expected in the future.

	Year ended March 31,
	2011	2012	2013
	(in thousands, except per share data)
Consolidated statements of comprehensive income:
Sales of services	$198,368	$271,142	$314,596
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	109,996	157,004	185,557
Selling, general and administrative expenses	51,039	64,720	76,911
Depreciation and amortization	6,344	7,742	8,981

Operating income	30,989	41,676	43,147
Other income and expenses:
Interest expense, net	(3,522)	(2,151)	(1,277)
Gain/(loss) from foreign currency exchange contracts	(320)	886	(621)
Other gain/(loss), net	529	170	(1)
Net foreign exchange gain/(loss)	914	(1,263)	(66)

Income from continuing operations before income taxes	28,590	39,318	41,182
Income tax expense	(2,043)	(3,210)	(3,645)

Income from continuing operations	26,547	36,108	37,537
Income/(loss) from discontinued operations	(664)	80	—
Net income	25,883	36,188	37,537
Less: Net loss attributable to the non-controlling interest	1	62	—

Net income attributable to the Group	$25,884	$36,250	$37,537

Other comprehensive income, net of tax:
Foreign currency transaction adjustment	15	(879)	(1,514)

Comprehensive income attributable to the Group	$25,899	$35,371	$36,023

Actual net income per ordinary share and pro forma per Class A and Class B ordinary shares:
Basic	$0.89	$1.23	$1.27
Diluted	$0.88	$1.22	$1.24
Actual weighted average number of ordinary shares and pro forma number of Class A and Class B ordinary shares outstanding(1):
Basic	28,621,824	29,286,348	29,662,696
Diluted	29,506,708	29,734,292	30,235,884
Dividends declared per share	$—	$0.14	$0.91

	As of March 31, 2013
	Actual	Pro forma(2)
		(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,499	$
Work-in-progress	3,478
Working capital(3)	46,662
Total assets	155,222
Total borrowings(4)	16,765
Total liabilities	59,927
Total equity	$95,295	$

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Supplemental financial metrics:
Adjusted net income(5)	$27,860	$38,354	$42,997

(1)
See Note 17 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)
Pro forma to give effect to the completion of this offering and the reclassification of all of our ordinary shares into Class A and Class B ordinary shares, and to further give effect to the $30.5 million dividend declared on April 30, 2013.

(3)
Working capital is defined as total current assets minus total current liabilities.

(4)
Includes short term and long term borrowings, loans from related parties and capital lease obligations.

(5)
Adjusted net income is a non-GAAP measure and is net income from continuing operations before share-based compensation. We present adjusted net income as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Adjusted net income should not be considered in isolation or as a substitute for operating income or other statement of comprehensive income items prepared in accordance with US GAAP as a measure of our performance. We use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of share-based compensation expense, which is a non-cash item. In addition, adjusted net income, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of adjusted net income to net income from continuing operations is set forth in the table below.

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Reconciliation of adjusted net income:
Income from continuing operations	$26,547	$36,108	$37,537
Share-based compensation	1,313	2,246	5,460

Adjusted net income	$27,860	$38,354	$42,997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with "Special Note Regarding Forward-Looking Statements" and "Risk Factors."

Overview

        We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. Our software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Our solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we enable our clients to improve their competitive position by increasing efficiency, shortening time-to-market, and enhancing their end user experience. We have a reputation and track record of delivering consistently high quality service that has enabled us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

Factors affecting our results of operations

        We believe the following factors have a significant effect on our results of operations:

  •
  Wage inflation:  Wage inflation has been growing rapidly in the countries in which we maintain a significant number of personnel. Wage inflation contributes to increasing our cost of services, and selling, general and administrative expenses. The impact of wage inflation is heightened by increased attrition, which is caused by the increasing demand for qualified IT personnel. The impact of wage inflation is mitigated to a limited extent by several factors, including our ability to shift work away from delivery centers that may be disproportionately affected by wage inflation, as well as our ability to pass some of the cost to our clients through provisions in a number of our contracts that permit us to increase prices based on inflation and related indicators.

  •
  Demand for IT services outsourcing in the United States and Western Europe:  The demand for IT services outsourcing is growing steadily in the United States and Western Europe, the regions in which most of our clients operate. The growth in demand for IT services outsourcing in key regions in which we operate gives us the ability to increase our sales of services and, therefore, may positively impact our results of operations. Conversely, if the growth in demand for IT services outsourcing slows or declines, our revenues may be negatively impacted. We focus on providing services primarily to mission critical aspects of our clients' businesses, which we believe reduces the risk of our clients decreasing their IT spending on our engagements during economic downturns relative to those IT services providers who focus on discretionary projects and business process outsourcing.

  •
  Client concentration:  In the year ended March 31, 2013, 54.7% of our sales were derived from clients in the financial services industry. We believe we will continue to have similar levels of revenue concentration in the financial services industry in the near term. The developments in this industry that impact the demand for software development services and solutions are likely to have a greater impact on us than on competitors, who do not have a similarly high level of revenue concentration in this vertical. Furthermore, we have a high degree of client concentration and our top five clients represented an aggregate of 69.7% of our sales in the year ended March 31, 2013. We believe that the financial services industry will remain one of the most significant sources of demand for IT services in the near term, driven by ongoing pressure to restore growth and improve profitability, industry-wide regulatory reforms, requirements to increase transparency and manage risk exposure, as well as the adoption of new technologies such as cloud computing, mobile and data analytics. We believe that the financial industry's strong reliance on IT outsourcing services and the mission critical nature of the services we provide for key clients within the financial industry, such as Deutsche Bank and UBS, reduce the risks we face from client concentration.

  •
  Foreign currency fluctuation:  We operate in a multi-currency environment, and exchange rate fluctuations, especially between the Ruble and the U.S. dollar, impact our cost of services and therefore our results of operations. Our sales are largely denominated in U.S. dollars and Euros, and to a lesser extent in Rubles and British pounds, whereas our expenses are largely denominated in Rubles, U.S. dollars, Euros and Romanian leu. As a result, currency fluctuations, and especially the appreciation of the Ruble relative to the U.S. dollar and the depreciation of the Euro relative to U.S. dollar, could negatively impact our results of operations.

  •
  Migration from time-and-materials contracts to fixed price contracts:  We have increased the proportion of services that we perform on a fixed price basis versus on a time-and-materials basis. Fixed price contracts often allow us more freedom in allocating our internal resources and we are better able to control our costs compared to time-and-materials contracts. We expect a slight increase in the proportion of fixed price services over the mid-term, which should have a positive impact on our gross margins. However, we bear the risk of unexpected cost overruns under fixed price contracts, which could negatively affect our margins and our gross results of operations.

  •
  Inflation in CEE:  Our results of operations are affected by inflation rates in CEE because our expenses are largely denominated in Rubles and, to a lesser extent, other CEE currencies, such as Romanian leu and Polish zloty. If we are unable to increase our revenues in line with our costs in CEE, it could have a material effect upon our results of operations and financial condition. See "Risk Factors—Risks Related to Conducting Business in CEE Countries—Fluctuations in currency exchange rates and increased inflation could materially adversely affect our financial condition and results of operations."

  •
  Tax reduction programs:  In Russia we benefit from a reduced social contributions tax rate program available to qualified IT service providers. Russia's social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and the Federal Medical Insurance Fund. The social contributions tax rate varies depending on employee's annual compensation between 8.0% and 22.0% for the Pension Fund; up to 2.9% to the Social Security Fund; up to 5.1% to the Federal Medical Insurance Fund; and between 0.2% and 8.5% for mandatory accident insurance. Mandatory social contributions are payable by employers and are levied on (i) payments made to Russian and foreign citizens who reside in Russia permanently or temporarily (i.e., those who have residence permits or permission to temporarily reside in Russia) at general rates, and on (ii) payments made to foreign citizens who temporarily stay in Russia (e.g., based on a work visa, if required), except for payments to foreign citizens employed by Russian companies or Russian branches of foreign companies who obtained work permit as "highly qualified specialists." In addition, mandatory accident insurance contributions are assessed on a gross payroll of all Russia-based employees. However, the reduced tax rates for social contributions (currently 14.0% in the aggregate) are only available until December 31, 2017, after which the Russian government plans to gradually increase the tax rates (21.0% in 2018 and 28.0% in 2019) until they are equal to the rates for non-qualified companies (34.0%) in 2020.

  •
  Corporate income tax increase as a result of restructuring:  We are currently undergoing an internal legal restructuring in order to reduce our transfer pricing and permanent establishment risks. As a result of this restructuring, we expect our effective corporate tax rate to increase during the next several years up to 14.0%.

        As we continue to grow our business, we plan to introduce new products for resale and licensing. We have limited experience to date in developing products for resale and licensing, and have not generated significant revenues from the sale of products. We expect the development of new products to increase our R&D costs in the near and medium term. However, we intend to grow our revenues in the medium and long term from the sale of our products. See "Risk Factors—Our future revenue growth depends in part on our ability to successfully introduce new products."

Acquisitions and joint ventures

        On February 20, 2013, Luxoft USA entered into an agreement to purchase the customer base and to hire several employees of Freedom Professional Services & Technologies LLC ("FOSS"), an IT software development and integration company. According to the agreement, Luxoft USA paid the sellers $0.9 million upon signing, and will pay contingent cash consideration with a fair value of $5.3 million, and 28,588 of our ordinary shares, subject to the acquired FOSS assets meeting certain revenue and gross margin targets. Pursuant to the agreement, FOSS assigned to Luxoft USA several of its major contracts, including with UBS and Standard & Poor's, and also transferred five of its key employees to Luxoft USA. We believe this transaction will allow us to develop a new practice in Service Oriented Architecture/Open Source, and to access new technologies. The acquisition was completed on March 20, 2013.

        On December 31, 2012, Luxoft International Company Limited ("Luxoft International") entered into an assignment and license back agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc. (together "DB") relating to Horizon, a software product for comprehensive across-enterprise risk management and visualization, which Luxoft International helped develop for DB. Pursuant to this agreement, Luxoft International acquired the intellectual property rights to Horizon for 2.5 million Euros, and simultaneously granted DB an irrevocable, non-exclusive, license to continue to use Horizon. Under the agreement, Luxoft International will pay DB a royalty of 20% of the net sales revenue of Horizon to third parties during the five year period starting December 31, 2012. As of the date of this prospectus we have not yet begun selling this product to third parties.

        We have recently commenced preliminary discussions with one of our major clients, who is a tier-one supplier in the automotive industry, to explore increased cooperation in the field of application development and technology services in the automotive and transport vertical. While these discussions are in the early stages and the parties have not entered into any agreement, letter of intent or similar understanding, one of the possible structures being considered involves the formation of a JV into which each party will contribute all of its applicable aftermarket, application and technology services-related contracts with OEMs and all applicable technology solutions. In addition, our client would contribute its globally recognized brand and we would contribute our engineering services, including personnel. The proposed JV would serve automotive OEMs, dealers, and direct consumers. It would combine the service expertise and innovative technologies of both companies in such areas as head unit servicing, navigation systems and services, cloud solutions, big data and engineering services that would be executed through the resources contributed to the JV by us. Our sales generated by this client account for a substantial majority of the total sales generated by our automotive and transport vertical, with the remainder represented by one OEM and several tier-one suppliers, which together comprised less than 1.0% of our total sales in the year ending March 31, 2013. While increased cooperation between the client and us may hamper our ability to pursue contracts with other competing tier-one suppliers, our ultimate goal is to capitalize on and monetize the synergies between our company and the client and generate greater revenues and profitability than each party generates separately. At present, the client and we are assessing the commercial viability of this JV and considering other possible forms of joint cooperation; however, we can provide no assurance that the JV will be established or that the client and we will enter into any other form of joint cooperation.

Certain comprehensive income statement line items

Sales of services

        Sales of services consist primarily of the provision of software development, which includes core custom software development and support, product engineering and testing and technology consulting services to our clients. Sales of services also includes sales generated from non-core activities, including external project consulting, quality management consulting, recruitment services provided to our clients and training services provided to third parties, as well as reimbursements of expenses of our IT professionals by clients. Historically, non-core sales have accounted for a small portion of total sales. The growth rate of non-core sales is somewhat slower than our average revenue growth rate. In the past two fiscal years, we derived a substantial majority of the growth in our sales of services to existing clients. Below is a discussion of our revenue organized by client location, industry vertical, client concentration and contract type.

  Client locations

        We present client location based on the location of the client's key decision-maker. We seek to maintain the current geographical balance of sales. Our revenue by client location has generally experienced balanced growth during the periods under review.

        The following table sets forth sales by client location, by amount and as a percentage of our total sales for the periods indicated:

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Client location
U.S.	$76,295	38.5%	$98,509	36.3%	$114,132	36.3%
UK	56,748	28.6	86,928	32.0	88,729	28.2
Germany	25,383	12.8	34,477	12.7	40,306	12.8
Russia	12,994	6.5	24,627	9.1	35,199	11.2
Canada	11,335	5.7	8,300	3.1	17,947	5.7
Rest of Europe	11,342	5.7	14,341	5.3	14,526	4.6
Other	4,271	2.2	3,960	1.5	3,757	1.2

Total	$198,368	100%	$271,142	100%	$314,596	100%

  Industry Verticals

        While financial services have historically been our largest industry vertical, we have deep expertise in each of the industry verticals we serve. We target six industry verticals within which we have maintained a relatively stable revenue mix during the periods under review.

        The following table sets forth sales by industry vertical, by amount and as a percentage of our sales for the periods indicated:

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Industry Vertical
Financial services	$97,682	49.2%	$141,836	52.3%	$172,086	54.7%
Travel and aviation	29,139	14.7	38,892	14.3	38,976	12.4
Technology	24,040	12.1	29,258	10.8	36,123	11.5
Telecom	24,905	12.6	31,230	11.5	31,587	10.0
Automotive and transport	14,830	7.5	21,414	7.9	25,945	8.3
Energy	6,443	3.2	7,190	2.7	8,236	2.6
Other	1,329	0.7	1,322	0.5	1,643	0.5

Total	$198,368	100%	$271,142	100%	$314,596	100%

  Client concentration

        We have deep and long-standing relationships with our top clients. We expect client concentration from our top ten clients to decrease and a simultaneous increase in demand from other clients, as well as business from new clients. New clients for any period are defined as clients who were not on our client list as of the end of the applicable prior fiscal year. The following table sets forth sales by our top five and top ten clients, by amount and as a percentage of our total sales for the periods indicated:

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Client concentration
Top five clients	$142,219	71.7%	$192,087	70.8%	$219,329	69.7%
Top ten clients	$165,494	83.4%	$223,901	82.6%	$255,393	81.2%

        In the year ended March 31, 2013, Deutsche Bank and UBS accounted for 29.0% and 18.0% of our total sales, respectively; no other single client represented more than 10.0% of our total sales.

  Contract types

        Historically, the majority of our sales have been generated under time-and-materials contracts. Under time-and-materials contracts, we are compensated for actual time incurred by our IT professionals at negotiated hourly, daily or monthly rates. Recently, more of our services have moved to the fixed price model, which requires us to perform an agreed scope of services, for which we are paid a pre-determined fixed price in installments at pre-agreed intervals. The move toward fixed price contracts is consistent with a broader move toward this model within the industry, as clients seek more efficient and predictable pricing arrangements as well as increased project ownership by the project provider.

        Starting in 2012, we experienced an increased demand from clients, including our two largest clients, for fixed price contracts, and responded by providing a transitional framework for our major, long-term clients to convert time-and-materials contracts into fixed price contracts. The transition of these two clients to a fixed price contract basis resulted in a significant shift in the proportion of our revenues derived from fixed price contracts.

        The transitional framework allowed the majority of converted contracts remain in a monthly revenue recognition pattern, with a portion of those contracts transitioning to quarterly revenue recognition. This was achieved by setting milestones on a monthly and quarterly basis, with clear customer acceptance criteria that could be assessed in the end of respective periods.

        Fixed price contracts do not vary in length from time-and-materials contracts, and we do not believe the transition from time-and-materials contracts to fixed price contracts will significantly change our obligations under these contracts, or result in significantly different timing or patterns of service delivery for the purposes of revenue recognition. We believe the use of proportional performance with monthly or quarterly contractual milestones for customer acceptance continues to be an appropriate revenue recognition method for fixed price contracts.

        Our migration to fixed price contracts opens up an opportunity for increased margins in the future if we are able to efficiently deliver under this framework, despite our increased responsibility for the entire project outcome.

        The following table sets forth sales by contract type, by amount and as a percentage of our total sales for the periods indicated:

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Contract type
Time-and-materials	$180,467	91.0%	$206,335	76.1%	$181,085	57.6%
Fixed price	17,901	9.0	64,807	23.9	133,511	42.4

Total	$198,368	100.0%	$271,142	100.0%	$314,596	100.0%

Operating expenses

        Our operating expenses consist of:

  Cost of services

        Cost of services includes salaries and related benefits for our delivery center employees, compensation for our contractors and other project-related costs, including travel, materials and other direct costs. All of our IT professionals are salaried employees except for personnel in Ukraine, the substantial majority of whom are contractors. The majority of our costs of services comprise compensation to our employees and contractors, and we expect substantially the same composition of costs of services in the future. Where services are performed by contractors, the entire cost of contractors is included in cost of services. With respect to employees, the compensation for the time that our employees log for specific projects in their time sheets is included in our cost of sales, and the remainder of the total compensation for logged time is recorded in selling, general and administrative expenses. The travel expenses of our employees and contractors directly related to specific projects are recorded in our cost of services. Cost of services also includes social contribution charges payable on the salaries for our employees. Our operating results are typically lower in the first calendar quarter than in any other quarter due to the fact that we pay the highest social contribution charges and the large number of holidays during this period.

  Selling, general and administrative expenses

        Selling expenses include primarily advertising and marketing expenses. General and administrative expenses include compensation and other expenses of our senior management, administrative personnel, and R&D personnel, as well as the unutilized portion of the compensation expenses of our IT professionals. General and administrative expenses also include office rent and maintenance and professional services, including legal, audit and insurance services, travel and entertainment expenses other than those directly related to projects for clients, and other expenses.

  Depreciation and amortization

        Depreciation and amortization includes depreciation of property and equipment and amortization of capitalized software costs, acquired contract-based client relationships and other intangible assets. We use the straight line method to determine depreciation and amortization.

Other income and expenses

        Our other income and expenses consist of:

        Interest expense, net:    Interest income and interest expense are accrued by reference to the principal amount outstanding at the applicable interest rate. We earn interest income on our cash deposits and loans provided to related parties.

        Other gains/(loss), net:    Other gains, net consists of subleasing office space, disposal of old computer equipment and reimbursement from clients for the purchases of IT equipment.

        Gain (loss) from foreign currency exchange contracts:    Gain (loss) from foreign currency exchange contracts is represented by unrealized gains and losses from settlement and revaluation of derivatives related to forward and option foreign currency exchange contracts that are normally fully settled within our fiscal year, but may be outstanding in interim periods. The changes in unrealized gains and losses are driven by expected exchange rate volatilities and the dynamics factored into the valuations of these derivatives.

        Net foreign exchange income (loss):    We enter into foreign exchange transactions as we have contracts denominated in both U.S. dollars, Euros, Rubles, and, to a lesser extent, British pounds and other currencies. Re-measurement of monetary assets, such as receivables, denominated in foreign currencies that are different from functional currencies of the respective subsidiaries, result in and are recorded as net foreign exchange income (loss).

Income tax expense

        Our income tax includes both current and deferred income taxes. Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. We are currently undergoing an internal legal restructuring to reduce our transfer pricing and permanent establishment risks. We expect this restructuring to result in an increase in our effective tax rate.

Results of operations

        The following tables set forth our results of operations for the periods presented and as a percentage of sales of services for those periods.

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Consolidated statements of comprehensive income:
Sales of services	$198,368	100%	$271,142	100%	$314,596	100%
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	109,996	55.5	157,004	57.9	185,557	59.0
Selling, general and administrative expenses	51,039	25.7	64,720	23.9	76,911	24.4
Depreciation and amortization	6,344	3.2	7,742	2.8	8,981	2.9

Operating income	30,989	15.6	41,676	15.4	43,147	13.7
Other income and expenses:
Interest expense, net	(3,522)	(1.8)	(2,151)	(0.8)	(1,277)	(0.4)
Gain/(loss) from foreign currency exchange contracts	(320)	(0.2)	886	0.3	(621)	(0.2)
Other gain/(loss), net	529	0.3	170	0.1	(1)	(0.0)
Net foreign exchange gain/(loss)	914	0.5	(1,263)	(0.5)	(66)	(0.0)

Income from continuing operations before income taxes	28,590	14.4	39,318	14.5	41,182	13.1
Income tax expense	(2,043)	(1.0)	(3,210)	(1.2)	(3,645)	(1.2)

Income from continuing operations	26,547	13.4	36,108	13.3	37,537	11.9
Income/(loss) from discontinued operations	(664)	(0.4)	80	0.0	—	—
Net income	25,883	13.0	36,188	13.3	37,537	11.9
Less: Net loss attributable to the non-controlling interest	1	0.0	62	0.0	—	—

Net income attributable to the Group	$25,884	13.0%	$36,250	13.4%	$37,537	11.9%

Other comprehensive income, net of tax:
Foreign currency transaction adjustment	15	0.0	(879)	(0.4)	(1,514)	(0.4)

Comprehensive income	$25,899	13.1%	$35,371	13.0%	$36,023	11.5%

Year ended March 31, 2013 compared to year ended March 31, 2012

Sales of services

        Sales of services increased by $43.5 million, or 16.0%, to $314.6 million in the year ended March 31, 2013 from $271.1 million in the year ended March 31, 2012. The growth in sales of services resulted primarily from increased sales to existing clients. The growth in sales of services was supported by the expansion of services performed for clients across our largest verticals, including financial services, technology and automotive and transport, despite the uncertainty of projects with several large clients in the middle of the fiscal year, including the cancellation or postponement of a number of projects. Sales to existing clients accounted for 79.9% of the increase in sales of services for the year ended March 31, 2013, while sales to new clients accounted for 20.1% of the increase. Sales of services to new clients represented 2.8% of total sales in the year ended March 31, 2013, as compared to 2.7% of total sales in the year ended March 31, 2012. Non-core sales accounted for 0.5% of total sales in the years ended March 31, 2012 and 2013. To support our growing sales, we increased the number of our IT professionals to 4,927 as of March 31, 2013, from 4,556 IT professionals as of March 31, 2012.

Operating expenses

  Cost of services

        Cost of services increased by $28.6 million, or 18.2%, to $185.6 million in the year ended March 31, 2013 from $157.0 million in the year ended March 31, 2012. The increase was attributable primarily to the growth of personnel expenses directly attributable to client projects.

        Cost of services also increased as a result of an increased number of IT professionals as well as wage inflation for project delivery personnel. As a percentage of sales, cost of services increased to 59.0% for the year ended March 31, 2013, from 57.9% in the year ended March 31, 2012.

  Selling, general and administrative expenses

        Selling, general and administrative expenses increased by $12.2 million, or 18.8%, to $76.9 million in the year ended March 31, 2013 from $64.7 million in the year ended March 31, 2012. As a percentage of sales, selling, general and administrative expenses increased from 23.9% of sales for the year ended March 31, 2012 to 24.4% of sales for the year ended March 31, 2013. This increase was attributable to a number of factors, including an increased number of IT professionals who were temporarily not utilized due to the uncertainty of projects with several large clients in the middle of the year. This uncertainty has now started to dissipate. We have also increased spending on R&D activities, reflecting our growing focus on developing proprietary solutions. All major types of general and administrative expenses experienced growth in the year ended March 31, 2013. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $3.8 million, from $35.6 million for the year ended March 31, 2012 to $39.4 million for the year ended March 31, 2013. Share based compensation increased by $3.3 million from $2.2 million in the year ended March 31, 2012, to $5.5 million in the year ended March 31, 2013. General and administrative expenses also increased because of an increase in office rent and maintenance expenses by $0.7 million to $20.7 million for the year ended March 31, 2013 from $20.0 million for the year ended March 31, 2012, due to the rental of new facilities to accommodate increasing headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services, increased by $2.0 million to $7.1 million for the year ended March 31, 2013 from $5.1 million for the year ended March 31, 2012. Additionally, we recorded a $2.0 million gain in the year ended March 31, 2012 to account for a collection from the sale of a doubtful account to a third party. No similar gains were recorded in the year ended March 31, 2013.

  Depreciation and amortization

        Depreciation and amortization expenses increased by $1.3 million, or 16.0%, to $9.0 million in the year ended March 31, 2013, from $7.7 million in the year ended March 31, 2012. The increase was attributable primarily to a greater number of fixed assets resulting from purchases of new IT equipment, leasehold improvements and software licenses. As a percentage of sales, depreciation and amortization increased from 2.8% for the year ended March 31, 2012 to 2.9% for the year ended March 31, 2013.

Operating income

        Operating income increased by $1.4 million, or 3.5%, to $43.1 million in the year ended March 31, 2013, from $41.7 million in the year ended March 31, 2012. As a percentage of sales, operating income declined from 15.4% of sales for the year ended March 31, 2012 to 13.7% of sales for the year ended March, 31, 2013.

        Operating income increased in absolute terms because of revenue growth, however operating income decreased as a percentage of sales from our previous fiscal year due to wage inflation, share-based compensation and the fact that we had a reversal of a bad debt expense in the year ended March 31, 2012, but did not have such a reversal in the year ended March 31, 2013.

Other income and expenses

  Interest expense, net

        Interest expense decreased by $0.9 million, or 40.6%, to $1.3 million in the year ended March 31, 2013, from $2.2 million in the year ended March 31, 2012. The decrease was due to the repayment of loans from related parties, as well as the renegotiation of some of our loans to more favorable interest rates.

  Gain/(loss) from foreign currency exchange contracts

        Gain (loss) from foreign currency exchange contracts changed by $1.5 million, from a gain of $0.9 million in the year ended March 31, 2012 to a loss of $0.6 million in the year ended March 31, 2013. The change was due to a loss realized on several Euro/U.S. dollar forward contracts.

  Other gain/(loss), net

        Other gains, net decreased by $0.2 million to a loss of $1,000 in the year ended March 31, 2013 from $0.2 million in the year ended March 31, 2012.

  Net foreign exchange loss

        Net foreign exchange loss decreased by $1.2 million, to a loss of $0.1 million in the year ended March 31, 2013 from a loss of $1.3 million in the year ended March 31, 2012. The loss in the year ended March 31, 2012 was driven primarily by the depreciation of the Euro against the U.S. dollar, which resulted in losses from our Euro-denominated receivables. In the year ended March 31, 2013, the deprecation of the Ruble against the U.S. dollar continued, while the Euro strengthened against the U.S. dollar. The overall result of these currency movements resulted in a small loss.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes increased by $1.9 million, or 4.7%, to $41.2 million in the year ended March 31, 2013 from $39.3 million in the year ended March 31, 2012. Income from continuing operations before income taxes represented 13.1% of sales in the year ended March 31, 2013 compared to 14.5% of sales in the year ended March 31, 2012.

Income tax expense

        Income tax expense increased by $0.4 million, or 13.5%, to $3.6 million in the year ended March 31, 2013, from $3.2 million in the year ended March 31, 2012. The increase was attributable primarily to an increase in taxable profits in Russia, Cyprus and the U.S. Our effective income tax rate increased to 8.9% of income from continuing operations before income taxes in the year ended March 31, 2013, from 8.2% of income from continuing operations before income taxes in the year ended March 31, 2012. The increase in taxable profits in Cyprus was a result of our corporate restructuring and the redomicile of one of our subsidiaries from the British Virgin Islands to Cyprus.

Year ended March 31, 2012 compared to year ended March 31, 2011

Sales of services

        Sales of services increased by $72.7 million, or 36.7%, to $271.1 million in the year ended March 31, 2012 from $198.4 million in the year ended March 31, 2011. The growth in sales of services resulted primarily from increased sales to existing clients. The growth in sales of services was supported by a rapid expansion of services performed for existing clients across our largest verticals, including financial services, travel and aviation and telecom. We were also able to secure new client contracts as we experienced increased demand for high-end software development outsourcing. Sales to existing clients accounted for 89.9% of the increase in sales of services for the year ended March 31, 2012, while sales to new clients accounted for 10.1% of the increase. Sales of services to new clients represented 2.7% of total sales in the year ended March 31, 2012, as compared to 3.3% of total sales in the year ended March 31, 2011. Non-core sales stayed almost flat, and accounted for 0.5% of total sales in the year ended March 31, 2012 and 0.7% of total sales in the year ended March 31, 2011. To support our growing sales, we increased the number of our IT professionals to 4,556 as of March 31, 2012, from 3,718 IT professionals as of March 31, 2011.

Operating expenses

  Cost of services

        Cost of services increased by $47.0 million, or 42.7%, to $157.0 million in the year ended March 31, 2012 from $110.0 million in the year ended March 31, 2011. The increase was attributable primarily to the growth of personnel expenses directly attributable to client projects.

        Cost of services also increased as a result of wage inflation for project delivery personnel, as well as higher payroll expenses for personnel. To a lesser extent, cost of services increased due to increased travel expenses and telecommunication expenses in the year ended March 31, 2012. As a percentage of sales of services, cost of services increased to 57.9% for the year ended March 31, 2012, from 55.5% in the year ended March 31, 2011.

  Selling, general and administrative expenses

        Selling, general and administrative expenses increased by $13.7 million, or 26.8%, to $64.7 million in the year ended March 31, 2012 from $51.0 million in the year ended March 31, 2011. As a percentage of sales, selling, general and administrative expenses declined from 25.7% of sales for the year ended March 31, 2011 to 23.9% of sales for the year ended March 31, 2012. The increase in selling, general and administrative expenses was attributable primarily to the hiring of additional IT professionals for future projects, who were at a relatively low utilization rate upon initial engagement, as well as an increase in headcount, particularly the hiring of additional recruiters to help manage our growth and the payment of higher bonuses to recruiters, and to wage inflation. Payroll and bonuses expenses with payroll taxes (excluding share-based compensation) increased by $9.0 million, from $26.6 million for the year ended March 31, 2011 to $35.6 million for the year ended March 31, 2012. Stock option expenses increased by $0.9 million from $1.3 million in the year ended March 31, 2011, to $2.2 million in the year ended March 31, 2012. General and administrative expenses also increased because of an increase in office rent and maintenance expenses by $3.4 million to $20.0 million for the year ended March 31, 2012 from $16.6 million for the year ended March 31, 2011, due to the rental of new facilities to accommodate increasing headcount. Expenses for professional services, including the outsourcing of administrative functions, auditing, legal and consulting services, increased by $1.8 million, partially offsetting the $2.0 million reversal of a bad debt expense.

  Depreciation and amortization

        Depreciation and amortization expenses increased by $1.4 million, or 22.0%, to $7.7 million in the year ended March 31, 2012, from $6.3 million in the year ended March 31, 2011. The increase was attributable primarily to a greater number of fixed assets due to purchases of new furniture and office equipment and software licenses. As a percentage of sales, depreciation and amortization declined from 3.2% for the year ended March 31, 2011 to 2.8% for the year ended March 31, 2012.

Operating income

        Operating income increased by $10.7 million, or 34.5%, to $41.7 million in the year ended March 31, 2012, from $31.0 million in the year ended March 31, 2011. As a percentage of sales, operating income declined insignificantly from 15.6% of sales for the year ended March 31, 2011 to 15.4% of sales for the year ended March, 31, 2012.

Other income and expenses

  Interest expense, net

        Interest expense decreased, by $1.3 million, or 38.9%, to $2.2 million in the year ended March 31, 2012, from $3.5 million in the year ended March 31, 2011. The decrease was due to the repayment of loans from related parties, as well as the renegotiation of some of our loans to more favorable interest rates.

  Gain/(loss) from foreign currency exchange contracts

        Gain (loss) from foreign currency exchange contracts increased by $1.2 million, to a gain of $0.9 million in the year ended March 31, 2012, from a loss of $0.3 million in the year ended March 31, 2011. The increase was due to a gain realized on several Euro/U.S. dollar and U.S. dollar/Ruble forward contracts.

  Other gains/(loss), net

        Other gains, net decreased by $0.3 million or 67.9%, to $0.2 million in the year ended March 31, 2012 from $0.5 million in the year ended March 31, 2011. The change in other gains, net was attributable to a decrease of income from subleasing agreements.

  Net foreign exchange income/(loss)

        Net foreign exchange income/(loss) decreased by $2.2 million, to an loss of $1.3 million in the year ended March 31, 2012 from a gain of $0.9 million in the year ended March 31, 2011. The loss was attributable primarily to the depreciation of the Euro relative to the U.S. dollar, which negatively impacted the balance sheet value of Euro-denominated our receivables.

Income from continuing operations before income taxes

        Income from continuing operations before income taxes increased by $10.7 million, or 37.5%, to $39.3 million in the year ended March 31, 2012 from $28.6 million in the year ended March 31, 2011. Income from continuing operations before income taxes represented 14.5% of sales in the year ended March 31, 2012 compared to 14.4% of sales in the year ended March 31, 2011.

Income tax expense

        Income tax expense increased by $1.2 million, or 57.1%, to $3.2 million in the year ended March 31, 2012, from $2.0 million in the year ended March 31, 2011. The increase was attributable primarily to an increase in taxable profits in Romania, Ukraine and the U.S. Our effective income tax rate increased to 8.2% of income from continuing operations before income taxes in the year ended March 31, 2012 from 7.1% of income from continuing operations before income taxes in the year ended March 31, 2011.

Quarterly results

        Our operating results are typically higher in our third fiscal quarter than in any other quarter due to the fact that we pay the lowest social contribution charges in that quarter.

	Three Months Ended
	Jun 30, 2011	Sept. 30, 2011	Dec, 31, 2011	March 31, 2012	Jun 30, 2012	Sept. 30, 2012	Dec, 31, 2012	March 31, 2013
	(in thousands)
Consolidated statements of comprehensive income:
Sales of services	$61,782	$66,081	$70,666	$72,613	$71,013	$74,115	$83,524	$85,944
Operating expenses:
Cost of services (exclusive of depreciation and amortization)	36,383	38,936	40,533	41,152	44,503	43,741	47,618	49,695
Selling, general and administrative expenses	15,189	16,377	13,943	19,211	17,950	17,753	19,364	21,844
Depreciation and amortization	1,904	1,871	1,985	1,982	2,031	2,162	2,307	2,481

Operating income	8,306	8,897	14,205	10,268	6,529	10,459	14,235	11,924
Other income and expenses:
Interest expense, net	(687)	(635)	(477)	(352)	(383)	(280)	(278)	(336)
Gain/(loss) from foreign currency exchange contracts	(244)	(2,627)	1,947	1,810	—	(297)	(406)	82
Other gain/(loss), net	41	26	105	(2)	11	(20)	63	(55)
Net foreign exchange gain/(loss)	(241)	(571)	(570)	119	(491)	270	243	(88)

Income from continuing operations before income taxes	7,175	5,090	15,210	11,843	5,666	10,132	13,857	11,527
Income tax expense	(562)	(407)	(1,249)	(992)	(608)	(996)	(1,322)	(719)

Income from continuing operations	6,613	4,683	13,961	10,851	5,058	9,136	12,535	10,808
Income/(loss) from discontinued operations	40	40	—	—	—	—	—	—
Net income	6,653	4,723	13,961	10,851	5,058	9,136	12,535	10,808
Less: Net loss attributable to the non-controlling interest	—	7	—	55	—	—	—	—

Net income attributable to the Group	$6,653	$4,730	$13,961	$10,906	$5,058	$9,136	$12,535	$10,808

Liquidity and capital resources

        Our cash requirements have principally been driven by working capital requirements and capital expenditures. Our working capital requirements are, in turn, generally driven by the growth in our business and the impact on our cash flows arising out of the difference in timing between when our payment obligations arise and when we receive payment from clients. We fund working capital primarily from cash flows provided by our operating activities, our short term credit facilities, cash and cash equivalents on hand. Our average time for collecting receivables increased to 80 days for the year ended March 31, 2013, from 67 days for the year ended March 31, 2012, due to increased accounts receivable from Deutsche Bank, Harman, UBS and other large clients. The increase in accounts receivable during the year ended March 31, 2013 is attributable to our revenue growth, as well as in increase in our average time for collecting receivables. In the past, we have utilized short term borrowings from IBS Group and its affiliates to help meet our working capital needs, with the exception of one long-term loan from IBS Group which we used in connection with an acquisition. All of our borrowings from IBS Group have been repaid as of the date of this prospectus.

        We have in the past relied on IBS Group to act as guarantor for several of our credit agreements and overdraft facilities. We do not anticipate this offering to impact IBS Group's continued ability to guarantee the various credit and overdraft facilities entered into by us and our subsidiaries. While there can be no assurance that IBS Group will continue to guarantee various credit and overdraft facilities entered into by us and our subsidiaries, IBS Group has informed us that it intends to continue to do so after the consummation of the offering. To date, IBS Group has provided guarantees under the various credit and overdraft facilities entered into by us and our subsidiaries without charge. IBS Group has informed us that in the future it may charge us or our subsidiaries a fee for such guarantees, however the terms of payment for these guarantees would be no less favorable than if we were to obtain guarantees from a third party entity, such as a bank, on the open market. In the event that IBS Group does not guarantee our obligations on such basis, we believe that we will be able to obtain credit under the same terms, irrespective of IBS Group's guarantee.

        We believe that, based on our current business plan, the proceeds of this offering, our cash and cash equivalents on hand, cash from operations and borrowings available to us will be adequate to meet our working capital, capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements.

Credit facilities

        On July 16, 2010, Luxoft USA, Inc. entered into a credit facility agreement with Amsterdam Trade Bank, N.V., originally for up to $10.0 million, $12.4 million of which was outstanding as of March 31, 2013. The loan originally bore interest at 10% per annum, but was subsequently amended to increase the maximum borrowing amount to $18.0 million and lower the interest rate to 8.5% per annum. The maturity date of the loan is July 16, 2013. The loan is secured by a conditional assignment of rights to receivables under certain sales contracts with the clients of Luxoft USA, Inc. and Luxoft Eastern Europe Ltd. by a pledge of rights to certain accounts of Luxoft Eastern Europe Ltd. and Luxoft USA, Inc. The loan is guaranteed by Luxoft International and IBS Group. We intend to extend this facility for an additional year.

        On November 28, 2012, Luxoft International and its subsidiaries, entered into full recourse receivables purchase facility agreement with Deutsche Bank AG, London Branch for up to $15.0 million, of which $3.1 million was drawn and outstanding as of March 31, 2013. The loan bears interest at LIBOR/EURIBOR/PLN WIBOR plus 4.0% per annum for the relevant purchase term, plus handling fees. The loan is guaranteed by IBS Group, Luxoft USA, Inc., Luxoft UK, Luxoft GmbH, Luxoft Poland and Luxoft International.

        On January 15, 2013, Luxoft Holding, Inc, Luxoft International, Luxoft USA, Inc. and Luxoft Eastern Europe Ltd. entered into an uncommitted receivables purchase agreement for a total amount of up to $10.0 million with BNP Paribas Dublin Branch, of which $0.8 million was drawn and outstanding as of March 31, 2013. The receivables purchase agreement bears interest at a rate of LIBOR (30/60 days) plus 3% per annum for the relevant purchase term.

Overdraft facilities

        On December 16, 2009, Luxoft International entered into an overdraft facility agreement with Amsterdam Trade Bank, N.V. for up to $1.6 million, which was later amended to increase the overdraft facility to up to $2.0 million. On July 20, 2012, Luxoft International renewed the overdraft facility agreement with Amsterdam Trade Bank, N.V for $2.0 million. As of March 31, 2013 this facility had not been drawn down. The overdraft facility bears interest at a rate of 8.5% per annum, paid monthly. The maturity date of the overdraft facility is July 20, 2013. The overdraft facility is guaranteed by IBS Group.

        On December 20, 2010, Luxoft Professional LLC ("Luxoft Professional") entered into an overdraft facility agreement with Deutsche Bank Ltd for 1.2 million Euros, which was subsequently increased to 3.0 million Euros. As of March 31, 2013 this facility had not been drawn down. The overdraft facility bears interest at a rate of EONIA overnight interest rate +5.5% per annum, paid monthly. The maturity date on the overdraft facility is December 20, 2013. The overdraft facility is secured by IBS Group for up to 4.0 million Euros.

        On October 25, 2012, Luxoft Professional entered into an overdraft facility agreement with ZAO CITIBANK for $3.0 million. As of March 31, 2013 this facility had not been drawn down. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.25% per annum overnight interest rate paid monthly. The overdraft facility is guaranteed by IBS Group.

Cash flows

        The following table presents the major components of net cash flows for the years ended March 31, 2011, 2012 and 2013.

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Net cash flow provided by operating activities	$24,843	$26,517	$35,248
Net cash used in investing activities	(17,163)	(9,714)	(16,118)
Net cash used in financing activities	$(3,157)	$(18,194)	$(21,098)

  Net cash provided by operating activities

        Net cash provided by operating activities increased by $8.7 million to $35.2 million in the year ended March 31, 2013 from $26.5 million in the year ended March 31, 2012. The increase in cash flows from operating activities was attributable to higher net income from continuing operations, which increased by $1.4 million to $37.5 million in the year ended March 31, 2013 from $36.1 million in the year in the year ended March 31, 2012. Changes in working capital positively affected cash flow from operations, and the main drivers for the increase were changes in trade accounts receivable, which decreased by $5.9 million in the year ended March 31, 2013, from the year ended March 31, 2012.

        Net cash provided by operating activities increased by $1.7 million to $26.5 million in the year ended March 31, 2012 from $24.8 million in the year ended March 31, 2011. The increase in cash flows from operating activities was primarily due to higher net income from continuing operations, which increased by $9.6 million from $26.5 million to $36.1 million in the same period. The changes in operating cash flows were also impacted by the timing of settlements with related parties in the ordinary course of business, resulting in an increase of expenses by $4.4 million in the year ended March 31, 2012 compared to the year ended March 31, 2011. Changes in trade accounts receivable increased by $19.9 million in the same period, primarily due to the growth in sales revenue, and an increase in accounts receivable from Deutsche Bank. The accounts payable increased in the year ended March 31, 2012 as a result of business growth, resulting in an additional $4.6 million increase affecting the operating cash flows in this year.

  Net cash used in investing activities

        Net cash used in investing activities increased by $6.4 million to $16.1 million in the year ended March 31, 2013 from $9.7 million in the year ended March 31, 2012. The increase in cash used for investing activities was due primarily to a $3.8 million loan provided to IBS Group, which was offset against a dividend. Investing activities in the year ended March 31, 2013 consisted mainly of capital expenditures on IT equipment, including purchases of computers and software, as well as investments in office equipment and leasehold improvements. Capital expenditures were $11.1 million for the year ended March 31, 2013, which represented a $1.9 million increase from the year ended March 31, 2012. This increase in capital expenditures was due to an increase in capitalized software development expenses as well as increased purchases of IT and office equipment.

        Net cash used in investing activities decreased by $7.5 million to $9.7 million in the year ended March 31, 2012 from $17.2 million in the year ended March 31, 2011. The decrease in cash used in investing activities was due primarily to smaller payments for the acquisition which decreased by $9.3 million from $10.8 million in the year ended March 31, 2011 to $1.5 million in the year ended March 31, 2012. Capital expenditures totaled $9.2 million, representing an increase of $2.3 million from the year ended March 31, 2011. This increase in capital expenditures supported the increased number of personnel who were hired to support expanded operating activities and revenue growth.

  Net cash used in financing activities

        Net cash used in financing activities increased by $2.9 million to $21.1 million used in the year ended March 31, 2013 from $18.2 million cash used by financing activities in the year ended March 31, 2012. The primary driver for the increase in cash used in financing activities was an increase of $17.9 million in dividend payments, from $4.0 million in the year ended March 31, 2012 to a dividend payment of $21.9 million in the year ended March 31, 2013, which was partially offset by a decrease in loan repayments to IBS Group of $5.5 million and an increase in net proceeds from borrowings by $8.7 million in the year ended March 31, 2013 as compared with the year ended March 31, 2012. The dividend payment of $21.9 million in the year ended March 31, 2013 was made in respect of a declared dividend of $27.0 million, the cash payment of which was offset against a loan receivable from IBS Group.

        Net cash used in financing activities increased by $15.0 million to $18.2 million used in the year ended March 31, 2012 from $3.2 million cash used by financing activities in the year ended March 31, 2011. The difference in cash for financing activities in the year ended March 31, 2012 was attributable primarily to the repayment of principal on outstanding facilities that exceeded new borrowings of funds. We repaid $11.8 million in loans to related parties in the year ended March 31, 2012. Our repayment of bank loans and promissory notes exceeded proceeds by $1.8 million in the year ended March 31, 2012. In addition, we paid a $4.0 million dividend during the period.

Contractual commitments and contingencies

        The following table represents a summary of our estimated future payments under material contractual cash obligations as of March 31, 2013. Changes in our business needs, cancellation provisions, changing interest rates and other factors may result in actual payments differing from these estimates. We cannot provide certainty regarding the timing and amounts of payments.

	Payments due by Period
	Total	Less than 1 year	1–2 years	2–3 years	More than 3 years
	(in thousands)
Capital lease obligations	$189	$183	$6	$—	$—
Operating leases	39,067	11,607	10,430	6,398	10,632
Short-term debt obligations	16,576	16,576	—	—	—

Total	$55,832	$28,366	$10,436	$6,398	$10,632

Off-balance sheet commitments and arrangements

        We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Quantitative and qualitative disclosure about market risk

Foreign currency risk

        We conduct business in multiple countries, which exposes us to risks associated with fluctuations in currency exchange rates. In the year ended March 31, 2013, 55.2% of our sales were denominated in U.S. dollars and 31.1% were denominated in Euros. On the cost side, however, in the year ended March 31, 2013, 36.7% of our operating expenses were denominated in Rubles and 8.5% in Romanian leu. As a result, strengthening of the Ruble relative to the U.S. dollar presents the most significant risk to us. Fluctuations in currency exchange rates may impact our business significantly.

        Based on our results in the year ended March 31, 2013, a 1.0% increase (decrease) in the value of Euro against the U.S. dollar would have increased (decreased) our sales by $1.0 million. Based on our results in the year ended March 31, 2013, a 1.0% increase (decrease) in the value of Ruble against the U.S. dollar would have decreased (increased) our cost of services and operating expenses by $1.0 million.

        We manage our foreign currency risk primarily through short-term forward contracts in order to reduce our exposure to volatility in the currency markets. During the year ended March 31, 2013, we engaged in forward sales contracts to hedge the Euro against the U.S. dollar. Typically our outstanding instruments have maturities from one to six months, with the longest maturity not exceeding 12 months. We have obtained credit limits from our counter-party banks and are therefore not required to maintain deposits on margin accounts in case of adverse market movements. Currency options are not designated as hedging accounting instruments under ASC 815, Derivatives and Hedging (originally issued as SFAS 133). Therefore, we have been incurring financial loss or income as a result of these derivatives. As of March 31, 2013 all our derivative positions were closed.

Inflation risk

        Inflationary factors such as increases in the cost of our services and overhead costs may adversely affect our operating results. Wage inflation in Russia, Ukraine, Romania, Poland and Vietnam, where we operate our delivery centers, could also lead to payroll increases, which may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales if the selling prices of our services do not increase in line with increases in costs.

Interest rate risk

        Our exposure to market risk for changes in interest rates relates primarily to our variable rate borrowings. See "—Liquidity and Capital Resources."

        We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Critical accounting policies

        We prepare our consolidated financial statements in accordance with US GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of assets and liabilities; (ii) disclosure of contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of sales and expenses during each reporting period. The most significant estimates relate to the recognition of revenue, allowance for doubtful accounts, income taxes, goodwill and other long-lived assets, assumptions used in valuing share-based compensation awards and contingencies. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

        We are an emerging growth company under the JOBS Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. For example, we will not have to provide an auditor's attestation report on our internal controls in future annual reports on Form 20-F as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. However, we have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-"emerging growth companies."

Revenue recognition

        The Company derives its revenues from software development services, including in such areas of competence as (a) custom software development and support, (b) product engineering and testing and (c) technology consulting.

        The majority of our contracts are time-and-materials based; however, we also have a significant number of fixed price contracts. Revenues under time and materials and fixed price contracts are recognized in the period in which these services are performed and contract stages are accepted by clients by using a proportional performance method. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. In such contracts, our services, measured by time incurred, typically are provided in less than a year and represent the contractual stages or output measures which define the pattern of contractual earnings. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded as work-in-progress on our balance sheets.

        We recognize sales from time-and-material contracts as services are performed, based on actual hours and applicable billing rates, using the proportional performance method, with the corresponding cost of providing those services reflected as cost of sales. The majority of such sales are billed on a monthly basis whereby actual time is charged directly to the client at negotiated hourly billing rates.

        We recognize sales from fixed price contracts based on the proportional performance method, during the period in which amounts become billable in accordance with the terms of the contracts. Services under fixed price contracts are delivered in stages. Revenues recognized for completed stages are generally representative of the percentage of completion of the entire contract, as they are based on actual hours incurred compared with the total hours estimated to complete the entire contract. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded in work-in-progress on the balance sheet. In instances where final acceptance is specified by the client, sales are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, sales are recognized upon receipt of final acceptance from the client.

        The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of sales reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor hours and changes in specification and testing requirements.

        We evaluate our contracts for multiple deliverables, and, when appropriate, separate the contracts into separate units of accounting for revenue recognition. Apart from software development services, which generally include any software element that may exist in the arrangement as our services are inseparable from a software deliverable, the only separate deliverable is support services. Support services, if they are required by customers, are generally contracted for and commence upon completion of the software development services. We allocate revenue to these deliverables in a multiple-element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable based on hours incurred and applicable hourly rates. For arrangements under fixed price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

        We currently do not follow Software Revenue Recognition guidance in ASC 985-605 because the focus of our service offering in the past was the customized solutions and services we provide to our customers, and not the software licensing element. We have not yet generated any significant revenues from solutions focused on our software platforms. This may change in the future as we are starting to focus more on licensing the software products we have accumulated in our portfolio to our customers as part of our service offerings. This shift will require the application of contract accounting to our service offerings, which prescribes the percentage-of-completion and the completed-contract method. Under the percentage-of-completion method, costs are recognized in proportion to the amount of revenue recognized, such that a constant gross margin percentage is recognized during the life of the contract (albeit updated for changes in the estimates of total contract revenues and costs as the vendor progresses toward completion of the contract). Under the completed-contract method of accounting, costs are accumulated on the balance sheet and recognized when the contact is complete and the associated revenue recognized. We do not expect the transition to software revenue recognition accounting to affect our revenue recognition policies significantly in future because: (1) we expect that our services will continue to be essential to the software licensing element in future, thus representing a single deliverable, which is the same way we treat it now; and (2) accounting for this deliverable using the percentage-of completion method is in line with our currently used proportional performance method, because, under our current method of accounting, the amounts of recognized revenues and expenses related to completed contract stages are generally representative of progress towards completion, as they are measured based on hours incurred to total project hours, taking into account applicable hourly rates. In addition, we consider the use of the completed contract method unlikely as we have not yet had any significant contracts for which estimates of completion could not be developed or final project completion and customer acceptance was so uncertain as to require deferral of revenue until the completion of the project. Finally, we have not had any significant contracts where we incurred a loss on the entire contract.

        We report gross reimbursable travel and "out-of-pocket" expenses incurred as both sales and cost of sales in the consolidated statements of comprehensive income.

Accounts receivable

        Accounts receivable are shown at their net realizable value, which approximates their fair value. Since we generally do not require collateral or other security from our clients, we establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific clients. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful. If the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Recoveries of losses from accounts receivable written off in prior years are presented within income from operations on our consolidated statements of comprehensive income.

        Our client base primarily consists of large multinational companies. The timing of invoicing and collection of our accounts receivable under our contracts is impacted by the life cycle of each project and related payment milestones.

        Our management periodically monitors outstanding receivables and collection status and assesses the adequacy of allowances for accounts where collection may be in doubt as frequency and amount of client defaults change due to our clients' financial condition or general economic conditions.

Goodwill

        Goodwill represents an excess of the cost of business acquired over the fair value of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

        We perform a test for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. We determine fair value using the income approach, which estimates the fair value of our operating units based on the future discounted cash flows.

        The basis for the cash flow assumptions includes forecasted revenue, operational costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In testing for a potential impairment of goodwill, we estimate the fair value of our operating units to which goodwill relates and determine the carrying value (book value) of the assets and liabilities related to those operating units. If an impairment of goodwill has occurred, we recognize a loss for the difference between the carrying amount and the implied fair value of goodwill.

Long-lived assets

        We amortize intangible assets, principally software and acquired contract-based client relationships, on a straight-line basis over their estimated useful lives. We review long-lived assets, including intangible assets that are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment has occurred, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business. If such assets were determined to be impaired, we recognize a loss for the difference between the carrying amount and the fair value of the asset.

Income taxes

        Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves judgment. We are required to calculate and provide for income taxes in each of the jurisdictions where we operate. Changes in the geographic mix or estimated level of annual pre-tax income can also affect the overall effective income tax rate.

        Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment in order to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. The tax authorities in the jurisdictions where we operate may audit our tax returns and may disagree with the position taken in those returns. An adverse outcome resulting from any settlement or future examination of our tax returns may result in additional tax liabilities and may adversely affect our effective tax rate, which could have a material adverse effect on our financial position, results of operations and liquidity.

        Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the consolidated financial statement carrying amounts and their respective tax bases at each reporting date. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realization of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

        The realization of deferred tax assets is primarily dependent on future taxable income. Any reduction in estimated forecasted results may require that we record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings.

        Our provision for income taxes also includes the impact of provisions established for uncertain income tax positions, as well as the related interest and penalties. Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Accounting for share-based employee compensation plans

        To estimate the fair value of share or option awards, we have to exercise judgment to come up with appropriate valuation techniques, as well as to determine the fair value of our shares, which are not yet listed. To accomplish this, our management estimates future cash flows and makes other assumptions by using the discounted cash flow method, and checks its results through the valuations of comparable public peer companies. Our management also consults third party valuation experts as necessary.

        We calculate and record the cost of equity instruments, such as share options granted to employees for services received, in our statements of comprehensive income. Share-based compensation expense for awards is determined based on the grant-date fair value of the awards ultimately expected to vest. We recognize these compensation costs on a straight-line basis over the requisite service period of the entire award, provided it is no less than the amount that would have been recognized for the vested portion of the award.

        Since our option or restricted share grants to date have an exercise price of nil, we simply use the fair value of our shares, reduced by the present value for any expected dividend yields discounted using risk-free interest rates, over the expected term of the option. Therefore, the fair value of our share-based grants is most sensitive to the following inputs:

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  fair value of our ordinary shares. See "—Fair value of ordinary shares".

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  risk-free interest rate;

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  expected dividend yield; and

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  expected term of the options.

        We base the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on the 20-year US treasury bills.

        In the past, we have declared and paid dividends, including with respect to the years ended March 31, 2011, 2012 and 2013. Subsequent to the completion of this offering, we do not plan to pay cash dividends on any of our shares in the foreseeable future. Any future determination regarding the reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Since our practice of paying dividends was different in the past, we used an expected dividend yield of 3.4% and 1.9% applicable to our grants on March 25, 2010 and December 15, 2011, respectively, which we believe was a reasonable expectation at the time of grant.

        The expected life of an option usually represents the weighted-average period during which our option awards are expected to be outstanding. We have no experience or history to be able to determine the expected life over which our option awards will be held before exercise. However, we believe it is reasonable to assume exercise or issuance upon vesting, since the exercise price is nil.

        If any of the assumptions used in the valuation model changes significantly, share-based compensation for future awards may differ materially compared to awards previously granted.

        We estimate forfeitures at the time of a grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. We have no past history of option forfeitures, but the retention rate amongst our key employees and management has historically been high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of nil. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

Fair value of ordinary shares

        Being a private company with no quoted market prices for our ordinary shares, we needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times:

Date	Class of Stock	Fair Value (per share)	Purpose of Valuation	Discount for Lack of Marketability
March 25, 2010	Ordinary shares	$4.57	Stock option grant	44.0%
December 15, 2011	Ordinary shares	$15.25	Stock option grant	27.5%
March 20, 2013	Ordinary shares	$18.82	Business combination	15.0%

        When estimating the fair value of our ordinary shares, our management has considered a number of factors, including the result of an appraisal of an independent third-party valuation firm and equity transactions of our company, while taking into account standard valuation methods. We used contemporaneous valuations for our option awards, and also hired a third party appraiser in order to appraise our December 15, 2011 grant.

        The valuations used a combination of (i) the income approach/discounted cash flow ("DCF") method and (ii) the market approach by reference to the valuations of comparable public companies or transactions with peer companies. The determination of the fair value of our ordinary shares requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, liquidity of our ordinary shares and our operating history, and prospects at the time of each grant. We considered a variety of empirical studies as well as, restrictions on the marketability of our ordinary shares to determine an appropriate discount for lack of marketability.

        The major assumptions used in calculating the fair value of our ordinary shares using DCF include:

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  Forecasting our free cash flows, which include forecasts of software development markets, our revenue growth rates, profit margins, capital expenditures and changes in working capital. We used independent sources and our business plans as approved by the board of directors.

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  Weighted average cost of capital ("WACC").  The WACC was determined based on a consideration of factors including the risk-free rate, market premium, comparative industry risk, country risk and company size.

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  Terminal growth rates, which are the expected rates of growth in a period subsequent to the forecasted period.

        Our sales and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values include: no material changes in the existing political, legal and economic conditions; our ability to retain competent management, key personnel to support our ongoing operations; and no material deviation in market conditions from economic forecasts. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACC.

        The major assumptions used in calculating the fair value of our ordinary shares using market approach include:

        Capital market valuation multiples.    We obtained and assessed publicly available capital markets data of the selected comparable companies and used, for our valuations multiples of enterprise value to sales, and enterprise value to EBITDA (EBITDA is defined as earnings before interest, taxes, depreciation and amortization).

        Set forth below is a detailed description of the approaches used to determine the fair market value of our shares for option awards:

        March 2010 option awards.    In March 2010, we granted options to purchase an aggregate of 2,368,800 ordinary shares, or approximately 7.8% of then-outstanding ordinary shares. Our board of directors determined the fair value of the shares underlying those option awards using the combination of the discounted cash flow method and the market approach in the amount of $4.57 per share.

        In the discounted cash flow model, we applied a discount rate (WACC) of 15.4%. Because our company's shares are not publicly traded and the underlying shares represent a minority interest, the valuation analysis performed for the March 2010 option awards employed a discount for lack of marketability and minority discount, together totaling 44.0%.

        The above valuation was supported by the sale in May 2009 of 10% of our issued shares to an unrelated party at a price of approximately $3.57 per share, for a total deal size of $10.0 million. The difference between the valuation of the May 2009 transaction and valuation of the March 2010 options awards can be attributed to our positive financial results for the year ended March 31, 2010, as factored into the discounted cash flow model used for the March 2010 option grant valuation.

        December 2011 option awards.    In December 2011, we granted options to purchase an aggregate of 585,032 ordinary shares, or approximately 1.9%, of our then-outstanding ordinary shares. For the December 2011 grants we used a combination of the income approach/discounted cash flow method and the market approach. In the DCF model, we used a discount rate (WACC) of 15%. Because our company's shares are not publicly traded and the underlying shares represent a minority interest, the valuation analysis performed for the December 2011 option awards employed a discount for lack of marketability and minority discount, together totaling 27.5%.

        March 20, 2013 business combination.    On March 20, 2013, we acquired customer contracts and certain employees of FOSS. This transaction was considered a business combination for accounting purposes. As part of this business combination, we recorded a $0.5 million contingent consideration payable in 28,588 our ordinary shares. This contingent consideration was estimated assuming a price per share of $18.82 per share. Considering the relative insignificance of the above amount to our consolidated financial statements, we used only the income approach/discounted cash flow method for this valuation. In the DCF model, we used a discount rate (WACC) of 14%. Because our shares are not publicly traded and the underlying shares represent a minority interest, the valuation analysis performed for this contingent consideration employed a discount for lack of marketability and minority discount, together totaling 15%.

Anticipated Offering Price Range

        In                2013, we determined, after consultation with the underwriters, that our anticipated initial offering price range $            to $            per share. We based this determination on a multiple based on the forward adjusted net revenue of comparable companies.

        The midpoint of our offering range is $            per share. The March 2013 valuation of $18.82 per share, which was used for the purpose of determining the contingent consideration payable for the acquisition of FOSS, was calculated based on a DCF method, which our management determined was most appropriate under the circumstances and consistent with the Company's historical practice. By contrast, the price range for the offering was determined primarily on the basis of a comparison of a multiple based on the forward adjusted net revenue of comparable companies, which is more consistent with public company valuation and valuations in the our sector.

        The discounted cash flow model used to estimate the fair value of our shares is highly sensitive to growth rates, with the principal drivers being the dynamics of the offshore IT services market, our market share and our ability to attract and retain qualified IT personnel. Additionally, the guideline public company method is highly sensitive to the choice of guideline companies and changes in market multiples of those guideline companies, as well as our company's relative performance in comparison with selected peers. Changes in these assumptions and drivers resulted in the estimated fair value of our shares increasing from $4.57 per share as of March 25, 2010 to $18.82 per share as of March 20, 2013, as detailed below:

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  The March 2010 valuation was significantly affected by the downturn of the global and Russian IT markets;

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  Multiples for public transactions with comparable companies increased in December 2011 compared to March 2010;

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  Forecasts for 2012 and future years materially changed between the March 2010 and December 2011 valuations. In particular, the recovery of the market resulting from increased expectations of IT spending and the growth rate in our revenues, earnings before income tax and free cash flow continued to outperform our internal forecasts as well as the market expectations for growth of revenues; and

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  Indirectly, our December 2011 valuation was confirmed by a transaction in June 2012, which involved the sale of 2,800,000 shares between unrelated shareholders and was valued at $55.0 million, or $19.64 per share. We understand that the increase in valuation in this transaction was driven by the recent IPO of our competitor, EPAM Systems Inc., indicating higher multiples for comparable companies, and by our own IPO plans.

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  The March 2013 valuation of $18.82 per share used for the purpose of determining the $0.5 million contingent consideration payable for the acquisition of FOSS was insignificantly (4.2%) lower than the above transaction, which is within the range of acceptable values and is likely explained by slightly different valuation assumptions factored into our DCF valuation, which were largely consistent with our prior similar valuations, and the investment decision taken by the party that acquired our shares in June 2012.

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  Gradual decrease in the marketability discount between these three dates was the result of favorable market conditions for IPOs of technology companies, as well as our IPO preparation process.

Recent accounting pronouncements

        Fair Value Measurements.    In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs", which clarifies Topic 820, "Fair Value Measurements and Disclosures", but also includes some instances in which a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and International Financial Reporting Standards issued by the International Accounting Standards Board ("IFRS"). The amendment is effective for public entities for interim and annual periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on our financial statements.

        Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment.    In July 2012, the FASB issued ASU 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment", which states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. Under the guidance in this ASU, an entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. We do not expect ASU 2012-02 to have a material impact on our financial statements.

        Technical Corrections and Improvements.    In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements", which includes substantive, limited-scope improvements. These are items that represent narrow and incremental improvements to US GAAP and are not purely technical corrections. This ASU includes amendments that identify when the use of fair value should be linked to the definition of fair value in Topic 820, Fair Value Measurement, and contains conforming amendments to the Codification to reflect the measurement and disclosure requirements of Topic 820. These amendments are referred to as Conforming Amendments. The Conforming Amendments to US GAAP included in this ASU are generally nonsubstantive in nature. Many of the amendments conform wording to be consistent with the terminology in Topic 820. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. We do not expect ASU 2012-04 to have a material impact on our financial statements.

        Offsetting Assets and Liabilities.    In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", which clarifies the scope of ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities". The amendment is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years. We do not expect ASU 2013-01 to have a material impact on our financial statements.

        Comprehensive Income.    In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, which gives an entity the option to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total other comprehensive income, and a total comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The Group adopted this new guidance on April 1, 2012 with retrospective application for the years ended March 31, 2011 and 2012.

        In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. ASU 2011-05, as amended by ASU 2011-12, is effective for public entities for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group adopted this new guidance on April 1, 2012.

        In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income", which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. For public entities, the amendment is effective for reporting periods beginning after December 15, 2012 and early adoption is permitted. We do not expect ASU 2013-01 to have a material impact on our financial statements.

BUSINESS

Overview

        We are a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. Our software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Our solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. Through our services and solutions, we enable our clients to improve their competitive position by increasing efficiency, shortening time-to-market, and enhancing their end user experience. We have developed a reputation and track record of delivering consistently high quality service that has enabled us to establish long-term strategic relationships with many of our clients, translating into significant revenue growth and recurring business.

        We utilize our deep industry- and domain-specific expertise to develop innovative high quality software for our clients' core products, processes and applications. We focus on six industry verticals that have significant and growing demand for IT services and consider innovative technology to be a top priority in achieving their business goals: financial services; travel and aviation; technology; telecom; automotive and transport; and energy. Across these industry verticals, we utilize a wide variety of modern technologies and have developed expertise in a number of domain practices, the most important of which are supported by our Centers of Expertise ("COEs"): big data; open source; mobile; Agile; and user interface, user experience and human machine interface ("UI/UX/HMI"). Each COE focuses on the research and development of its respective domain practice and has a dedicated pool of resources, including its own budget, time and IT professionals. We believe the combination of our broad range of services and solutions, and our deep industry and domain expertise, allows us to work concurrently on multiple mission critical engagements for a single client, leaving us well positioned to increase our share of our clients' core technology budgets.

        We serve large multinational corporations primarily in Western Europe and North America that rely on our IT solutions and software development capabilities for many of their mission critical systems. For the year ended March 31, 2013, a significant portion of our sales was to Fortune Global 500 companies, including Deutsche Bank, UBS, Boeing, Harman, Avaya and AMD. During the same period, we derived 45.6% of our sales from clients located in Europe, 42.0% from clients in North America, and 12.4% from clients in other geographies. Seven out of our top ten clients have been with us for five or more years and, in the three fiscal years ended March 31, 2013, the majority of our new clients were referred to us.

        The scope of our services ranges from handling standard outsourcing client-directed engagements to managed delivery and transformational engagements. Recently, we have experienced an increased demand for managed delivery engagements, in which we assume full control of the project team, including the project manager, lead analyst and lead architect, and manage all facets of execution. In managed delivery engagements, we have a higher degree of control over the staffing mix and the deployment of resources across our global dedicated delivery platform. These engagements allow us to embed ourselves in our client's business, thereby increasing client loyalty and barriers to entry for competition. In some cases, our long-standing relationships with large multinational clients have led to transformational engagements and engagements in which we replace a portion of the client's entire IT team and interface directly with the internal end user instead of merely augmenting our client's IT department. We seek to continually improve our delivery by using optimized development methodologies, such as Agile. Agile methodology entails the delivery of software at frequent iterations by cross functional geographically distributed teams, often working remotely across various time zones. This and other delivery methodologies reduce time-to-market and lower development costs for our clients.

        We operate through a global dedicated delivery model. We provide our services and deliver our solutions from fourteen delivery centers located primarily in CEE, including in Russia, Ukraine, Romania and Poland, where we have access to a significant pool of highly educated IT professionals who possess technical expertise and business domain knowledge. We also have delivery centers in the UK, U.S. and Vietnam. Our CEE delivery centers are strategically located near current and potential client sites in Eastern and Western Europe and are designed to meet our clients' security and infrastructure requirements. We believe that our global delivery model allows us to better serve our clients, providing us with agility, logistical and time zone convenience and the cost advantage of having fewer dedicated on-site personnel. We also believe the similarities in engineering culture between CEE and our primary revenue-generating geographies—Europe and the U.S.—afford us a competitive advantage over non-CEE based competitors in pursuing engagements in those geographies.

        We believe that our strong brand, corporate culture, and our focus on efficient innovation and our client's business goals and outcomes, allow us to successfully recruit and retain highly qualified IT engineers and developers ("IT professionals"). As of March 31, 2013, we had 5,846 personnel of whom 4,927 were IT professionals. Approximately 80% of our IT professionals hold Master's degrees (or Master's degree equivalents in certain jurisdictions) or higher, and approximately 85% of our personnel have more than five years of industry experience, which we believe is more than most publicly traded Indian offshoring companies. We support our growth through our human resources infrastructure that allows us to scale the workforce as our business grows. During the twelve months ended March 31, 2013, we hired, on average, more than 235 IT professionals per month.

        Our work has earned us important client recognitions, including from our large multinational clients like Deutsche Bank, which formally recognized us this year as their strategic vendor partner in Global Technology and awarded us its Relationship Excellence Award for our "sustained and structured approach in nurturing and building a new basis for doing business to deliver superior outcomes." Several leading technology industry research firms have recognized our work. In particular, in its January 2013 report "Mobile Feast Or Beggar's Banquet," Forrester Research, Inc. listed us with IBM, Infosys and uTest as a mobile testing tool outsourcing vendor. In its December 2012 report "Innovation Insight: The Connected Vehicle Will Dominate Automotive and Mobility Innovations," Gartner, Inc. named us one of the four key operating system, software and application developers, with such developers as Google and Microsoft. We were also awarded the "IT Outsourcing Project of the Year" in 2012 by the European Outsourcing Association ("EOA") for our work with Hotwire Inc. The quality of our operational processes has been recognized by our Capability Maturity Model Integration, or CMMI, Level 5 certification, which is the highest level of the Software Engineering Institute's CMMI categorization for measuring the maturity of software development processes.

        We have experienced significant growth over the last three years. Our sales have grown from $198.4 million in the year ended March 31, 2011 to $314.6 million in the year ended March 31, 2013, representing a compound annual growth rate ("CAGR") of 25.9%. Our net income has grown from $25.9 million in the year ended March 31, 2011 to $37.5 million in the year ended March 31, 2013, representing a CAGR of 20.4%. During the year ended March 31, 2012 we added 45 new clients, and during the year ended March 31, 2013 we added 52 new clients including Delphi, PepsiCo and Brookfield.

Industry background

IT services outsourcing and offshoring

        For a multinational corporation to remain competitive and meet the increasingly diverse needs of its worldwide client base, it must have sufficiently high-quality underlying IT architecture, stay current with constant technological evolution and have access to high-quality IT talent at a competitive cost. Furthermore, the combination of shrinking product lifecycles and the scarcity and associated cost of local IT engineering talent are driving companies to increasingly rely on the capabilities of IT outsourcing firms, instead of, or in addition to, their own offshore IT operations.

        Multinational corporations seek IT services providers that have industry-specific knowledge, the ability to manage dynamic, short development cycles, scale and recruit talent with relevant expertise, agility, cost effectiveness and global delivery capabilities. Furthermore, IT spending is becoming more aligned with companies' broader business strategies towards innovation. According to Forrester in its August 2013 report "Thrive With Sustained Innovation in the Empowered BT Era", "innovation has become a primary source of growth and competitive advantage, and the need for innovation underpins senior business leaders' top three issues... Neither IT organizations nor firms sustain innovation by themselves, just as few firms are vertically integrated today for any other business activity." The increased importance of IT-related decisions requires companies to look for providers with specific domain practice and vertical expertise, as opposed to generalists with commoditized skill sets. Reflecting these pervasive trends, International Data Corporation ("IDC"), in its report, Worldwide Services 2012-2016 Forecast Update, doc #237692, November 2012, estimates that the worldwide IT services outsourcing market (excluding Business Process Outsourcing services) is expected to grow from $258.0 billion in 2011 to an estimated $318.0 billion in 2016.

        The offshore outsourcing business model has matured and evolved since its beginning in the early 1990s to provide proven advantages and fewer risks. In its report, Worldwide Offshore IT Services 2012-2016 Forecast, doc #234403, April 2012, IDC estimates the worldwide offshore IT services market will grow at a 15.2% CAGR from $41.0 billion in 2011 to $83.2 billion in 2016. The outsourcing industry is also moving away from a singular focus on cost, towards a broader focus on efficiency and innovation. Multinational corporations no longer utilize IT outsourcing only in an effort to achieve cost efficiencies and labor arbitrage, but also seek to increase agility and reduce complexity by replacing, or complementing in-house IT resources with outsourced IT.

        The financial crisis of 2008 and 2009 accelerated several trends in multinational corporations' sourcing strategies that have led to growth of the overall technology expertise outsourcing market and changed the provider landscape. The first trend is the need to innovate while reducing costs. This is driving multinational corporations to seek talent with tailored skills, and to expand the use of multiple providers in order to gain access to scalable and cost-effective resources. The second trend is increasingly thoughtful management of global vendor sourcing. Multinational corporations vary the number of vendors they use based on their budgets, mission critical and discretionary needs, and prevailing business conditions. Therefore, many multinational corporations may look to consolidate their outsourcing firms by using fewer vendors and focusing on those that provide high quality, expert services. In other cases, corporations may seek to selectively add new vendors for additional or specialized expertise and/or geographic diversity in order to manage concentration risk. The third trend is the increasing importance of vendor possession of such specialized expertise and solutions that address defined challenges specific to the client or to a given industry vertical. According to IDC, in its report, Worldwide Offshore IT Services 2012-2016 Forecast, doc #234403, April 2012, the markets for offshore application outsourcing and custom application development are expected to grow at a 17.2% and 13.9% CAGR, from $7.4 billion and $9.4 billion in 2011 to $16.3 billion and $18.0 billion in 2016, respectively.

Trends of IT spend in key industry verticals

        Financial services:    Financial services has traditionally been one of the most IT-intensive industries. We believe that three broad trends will drive financial services IT spending in the short term: ongoing cost optimization, especially in light of contracting margins in this industry, predominantly via outsourcing; modernization of mostly in-house developed, vertical-specific legacy systems; and the introduction of new technologies and processes (e.g. mobile and cloud) to support new emerging business lines within investment banking and other areas, as well as new financial products. Other trends in various segments of the financial services industry include:

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  Update of systems and processes that quickly produce more accurate data used to address new regulatory (e.g. Basel III) reporting and compliance requirements;

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  Focus on improving risk management practices and compliance, including data centralization and its conformity with the regulatory and industry standards by means of creating reference data libraries, ensuring uniformity and accuracy of records across the enterprise; and

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  Investments in mobile technologies and big data for improved customer targeting, implementing new transaction types (e.g. Near Field Communication or NFC, mobile wallets) and enhancing experiences of the end users.

        Our clients in this vertical include Deutsche Bank, UBS and Citi.

        Travel and aviation:    Rebounding passenger traffic and evolving safety and security standards will require travel and aviation companies to increasingly depend on advancing technological systems. Moreover, the increasing penetration of mobile technologies is forcing travel providers to invest in internal and user-facing applications, such as mobile systems and apps for engineers and booking systems for smart phones and in-flight entertainment platforms for end-customers. With increasing cost and competitive pressures, travel and aviation companies will continue to be attracted to high quality, low cost IT services and solutions providers. Our clients in this vertical include Boeing, Hotwire and Sabre.

        Technology:    With the continued migration to new operating systems and open standards, the escalating adoption of cloud technologies and increasing mobile, high performance, cross platform and smart electronics development, technology companies are required to keep pace with rapid technological evolution. They seek vendors who can help them with these innovation-related tasks in a cost-efficient manner. Our clients in this vertical include AMD.

        Telecom:    The growth of tablets and smart phones, combined with the accelerating growth of video and multimedia traffic, will continue to increase the demands on network providers' IT systems. Furthermore, the growth in adoption of virtualization technologies and cloud computing will require telecom companies to invest in their IT infrastructure. Our clients in this vertical include Avaya and Hirschmann.

        Automotive and transport:    IT spend in the automotive and transport industry is increasingly driven by improving safety and regulatory requirements, focus on fuel economy and the emergence of electrical vehicles and rapidly evolving infotainment, human machine interface ("HMI") and advanced driver assist systems. Ensuring safety and limiting driver distraction while improving the in-car experience is becoming one of the key priorities of OEMs and their immediate suppliers. Our clients in this vertical include Harman and Ford.

        Energy:    With an aging energy distribution infrastructure and increased regulatory pressures to implement smart grid and demand response services, the IT needs of energy companies will continue to grow. Furthermore, the popularity and progress of green and renewable technologies combined with the ever-increasing need to cut costs is expected to drive demand for innovative, high quality and low cost IT services providers. Our clients in this vertical include Alstom and Accent.

Growth of CEE as a services delivery location

Availability of high quality talent

        CEE's large pool of highly educated and experienced IT professionals with strong technical skills makes the region an appealing outsourcing destination. Countries in CEE have historically demonstrated a strong focus on technical education, exemplified by the high proportion of students in this region completing higher education in the areas of applied math, physics, and engineering. Students from universities in CEE have also historically dominated world computer programming competitions. Four out of the top five finalists in the 2012 ACM ICPC programming competition World Finals were from universities in CEE. Based upon data provided by The Economist Intelligence Unit, we believe that wages in Eastern Europe are 75% and 82% lower than wages in Western Europe and the U.S., thus offering significant cost savings to those utilizing a CEE-based labor force. The availability of human resources throughout the region allows providers to be as agile and scalable as necessary.

Increasing popularity of near-shoring

        As the model for offshoring has evolved, the industry has seen the emergence of near-shoring, which involves outsourcing to countries with lower labor costs that are in geographical and/or time zone proximity to client locations. Near-shoring improves communication between clients and delivery teams, increases efficiency, reduces complexity and risks and increases the ultimate value delivered to clients. Given the physical proximity, cultural affinity, ease of travel, minimal time zone difference and high quality talent offered by CEE, this region is becoming an increasingly popular destination for near-shoring and a diversification alternative for Western European companies, as well as European divisions of large global companies.

Government support for IT industry in CEE

        The CEE region's IT industry is supported by favorable governmental policies. Russia has announced a number of initiatives to promote IT growth as part of a broader focus on modernization and innovation. For example, qualified IT companies under the Russian Tax Code benefit from a substantially reduced rate on contributions payable to social and pension funds and an exemption on value added tax in certain circumstances. In 2007 the Ukrainian Parliament introduced the law "On the Foundations of the Development of Ukrainian Information Society in 2007-15" which was followed by an action plan to promote and strengthen Ukraine's IT sector. In July 2012, the Ukrainian government introduced significant incentives by adopting a new Law No. 5091-VI, which reduced corporate tax rates for IT companies, gave tax incentives to IT professionals and exempted sales of certain software products from value added taxes ("VAT"). The applicable tax period under this law is from January 1, 2013 to January 1, 2023. The Romanian government has also recognized the IT sector as a priority for the national economy. A number of government policies, such as the exemption from income taxes of programmers who are employed by software companies and who satisfy certain criteria, including graduation from certain universities have been put in place to foster further growth of the sector in the country. Further, starting February 1, 2013 the allowed R&D deduction that was introduced into the Romanian Fiscal Code effective on January 1, 2009 was increased to 50% of the eligible expenses from R&D activities from the taxable profit base, instead of the previous 20%.

        As a result of these factors, the Central and Eastern European Outsourcing Association now estimates that the volume of IT exported outsourcing and custom software product development services grew in 2010 between 10% and 30%, depending on the country.

        For all third party data, see "Special Note Regarding Forward-Looking Statements and Industry Data."

Competitive strengths

        We believe the following strengths differentiate us from our competitors:

        Deep vertical expertise with focus on innovative service offerings and solutions.    We currently focus on six industry verticals that are technology- and data-intensive, that, we believe, present a large and growing market opportunity. To enhance our expertise, we recruit highly skilled IT professionals with significant technical expertise and understanding of industry-specific business operations and issues. We have also built substantive practice areas within our verticals to address our clients' most pressing problems, such as risk management, reference data, and fixed income currencies and commodities ("FICC"). We invest in research and development to create cross-functional and vertical-specific proprietary products and platforms that help us deliver our services rapidly and cost-effectively. Most recently we have cooperated with Ford to develop an open-source car connectivity technology, called SmartPhoneLink. This new open standard will combine the features of Ford's AppLink software with our open source platform, IviLink, among others. Other examples of our solutions include a mobile financial information dashboard, a comprehensive risk visualization tool and an award-winning open source system integration framework for the financial services vertical; smart-grid demand management systems based on big data processing for the energy and utilities vertical; and open source-based test automation frameworks for network equipment for telecom vertical.

        Strong domain practices anchored by COEs.    Over the past several years, we have developed expertise in domain practices, including our five key domain practices: big data, open source, mobile, Agile, and UI/UX/HMI. We believe these domain practices are critical to the ongoing success of our clients. To support the development of our domain practices, we have established COEs specifically dedicated to the research and development of each of our key domain practices. Each COE has a dedicated pool of resources, including its own budget, time and IT professionals. We believe that our domain practice knowledge, applied within the industry vertical context of our clients' business needs, provides us with a strong competitive advantage. We rely on the strength of our programmers to integrate a wide variety of programming languages, hardware platforms, operating systems and third-party software to meet emerging trends. Our focused investment in people, platforms and technology allows us to compete effectively with other vendors for additional business from our clients. It also helps our clients optimize their own technology and processes, achieve crucial business goals and become more competitive.

        Long-term relationships with multinational clients.    Our largest clients consist primarily of Fortune Global 500 companies such as Deutsche Bank, UBS, Boeing, Harman, Avaya and AMD. Seven out of our top ten clients have been with us for five or more years and we experience very low client turnover. Many of our large client relationships began as stand-alone pilot projects, the success of which enabled us to win additional mission critical, multi-year development engagements. Because of our delivery of consistently high quality and innovative results, our relationship with many of these clients evolved into large scale collaborative relationships and managed delivery engagements whereby we entered into outcome-based arrangements with our clients. We generally enter into multi-year master services agreements with our clients that encompass multiple stages of their IT development cycle. The dedicated teams of IT professionals we assign to each client combined with a personnel attrition rate that we believe to be lower than many other industry players, results in the continuity of personnel and, importantly, the retention of know-how and strengthening of client relationships. We leverage these deep relationships to develop a sophisticated understanding and extensive knowledge of our clients' businesses, both of which result in higher quality services, better business outcomes and further strengthen our client relationships.

        Highly educated, experienced and loyal workforce.    We are committed to recruiting, developing and maintaining a work force of high quality IT professionals. We have invested significant resources to grow from 1,669 IT professionals as of March 31, 2008 to 4,927 technically sophisticated IT professionals as of March 31, 2013. Some of our delivery locations, such as Russia, Ukraine, Romania, Poland and Vietnam are strategically established in regions with large pools of highly skilled engineers and a strong focus on technical education. We have a human resources staff of 283 people, which includes over 130 people dedicated to direct recruiting efforts. Approximately 80% of our IT professionals hold Master's degrees or higher (or Master's degree equivalents in certain jurisdictions)

with a focus on science and engineering, and approximately 85% of our personnel have more than five years of IT industry experience. Furthermore, we utilize the strong ties we have built with the leading local colleges and universities in CEE and Vietnam, as well as our existing reputation as an employer of choice, to continue attracting and retaining highly educated IT professionals. We have six training centers throughout Russia and Ukraine, one training center in Romania and one in Poland. We have also implemented professional career development programs that help us identify, recognize, and promote our most talented and innovative employees. These highly-skilled and experienced IT professionals help us strengthen our brand and enhance our corporate culture, which, in turn, allows us to continue attracting and retaining such professionals.

        Global delivery platform.    Our secure delivery centers in Russia, Ukraine, Romania, Poland, the UK, U.S. and Vietnam allow us to provide managed delivery and value added services for software development and innovative IT solutions. We distribute our high complexity work to client-facing industry specialists in tier-one locations, such as Kiev, Ukraine; Moscow, Russia; and Bucharest, Romania, and our lower complexity work to lower-cost, industry generalists in tier-two locations, such as Omsk, Russia; Dnipropetrovsk, Ukraine; and Ho Chi Minh City, Vietnam. This enables us to increase the utilization of our IT professionals by effectively allocating work based on resource and talent requirements to balance cost and achieve scalability, and mitigates certain economic risks, such as wage inflation, that might affect any single geography. Our dedicated delivery centers are distributed across time zones among our delivery locations and consist of teams of IT professionals dedicated to a single client. This set-up allows us to work seamlessly for clients in different time zones and maintain a cultural and geographic cohesiveness with our clients' on-site teams. We believe that serving our clients by means of this model, combined with the mission critical nature of engagements, reduces the risk that our clients will switch vendors and drives recurring revenue. Our strategy of keeping, on average, 89% of our work-force off-site reduces our costs by limiting the use of expensive on-site personnel.

        Strong and experienced management team.    We benefit from the effective leadership of an international management team with diverse backgrounds and extensive experience in IT services. Each member of our senior management team has on average more than 15 years of industry experience, and has extensive experience in working both inside and outside of CEE for large and multinational corporations. Our CEO has been with us since our inception in 2000, and many of our managers have been with us for seven or more years. Moreover, our management team has successfully guided our rapid expansion primarily through organic growth. During the recessionary period between March 31, 2009 and March 31, 2010, we increased our sales by 16.4%, which we believe substantially exceeded the revenue growth of most of our publicly listed peers during the same period.

Strategies

        Our goal is to become the provider of choice for core systems and mission critical software that enhance business outcomes and help enterprises within our industry verticals remain competitive. Typically, within our six verticals we target large multinational companies that require sophisticated IT services and solutions with an intention to become an embedded, strategic provider for their high-end technology needs. We intend to expand our offerings to current clients and to win business from new clients by pursuing the following:

        Develop new capabilities and service offerings within our verticals.    We plan to expand our offerings to large multinational clients with whom we already have a strong relationship, and to win new clients within our six industry verticals. We intend to use our multi-site global dedicated delivery model, vertically aligned client-facing teams and innovative industry-specific products and platforms to increase our share of high value engagements and diversify across our existing clients' divisions and departments. For example, in financial services, we seek to expand beyond services for investment banking and sales and trading, and increasingly target new sources of revenues, such as risk management, regulatory reporting, FICC, wealth and other asset management. We also seek to expand our service offerings by taking over our clients' captive IT operations, which also benefits clients by reducing the total cost of ownership. We will continue to proactively invest in and develop our innovative proprietary solutions around emerging technologies, supporting trends and critical client needs in our industry verticals.

        Leverage domain practice expertise to win new business.    We intend to leverage the domain practice expertise we have developed in each of our five COEs, and to develop new technical expertise. We believe that our continued dedication to several key domain practices will result in substantial business outcomes for clients who use our services and solutions, and will translate into more business for us. For example, we apply our open source-related expertise to integrate license and royalty-free software into our clients' legacy systems, generating significant cost savings and improving operational efficiency of their core systems. In addition to being helpful to existing clients, we plan to use the products and platforms we have developed within our domain practices as pre-sale tools to demonstrate our capabilities to new clients.

        Continue to expand our managed delivery model.    In an effort to better serve our clients' needs, we are transitioning a significant portion of our engagements to managed delivery. We believe managed delivery provides meaningful advantages for both our clients and our operations. For clients, managed delivery greatly enhances visibility, transparency and cost predictability of the outsourcing process, thereby reducing their risks. For us, managed delivery is a means of expanding our role in our clients' projects, thereby embedding us in our clients' core IT operations and ensuring stability of our on-going relationships with these clients. Managed delivery, especially when used in conjunction with Agile methodologies, improves utilization of our IT professionals and resources, streamlines the engineering of complex distributed systems, and increases the visibility of our potential revenue stream and the scalability of our operations. It also allows us to gain real-time knowledge of our clients' business, thus further growing our expertise in given business domain practices, ensuring our quality service and increasing client loyalty. Our aim is to increase our ownership of client projects to the point of providing transformational engagements and those within which we substantially or fully replace a portion of our clients' IT departments.

        Continue to develop our proprietary products and platforms.    We will continue to develop our existing proprietary products and platforms to further enhance their capabilities and to create new products and platforms. For example, our platform iviLink can be amplified to accommodate a rich application environment for branded software developed by or for specific OEMs, and our product Horizon, which, as of the date of this prospectus, we have not yet begun selling to third parties, can be further developed by adding calculation, reference data and analytics tools. We also intend to selectively acquire industry leading solutions developed by our clients with our active involvement. We believe that expanding our portfolio of products and platforms differentiates us from other software services providers. These proprietary assets also will help us target aspects of our clients' software budgets that were not previously accessible to us, and will position us well for growth.

        Attract and retain top quality talent.    To support our growth and maintain our competitive position as a leading high-end IT service provider, we plan to grow our highly skilled employee base by continuing to execute our rigorous sourcing and hiring practices and enhancing our brand as an employer of choice in the industry. We will scale our human resources infrastructure as our business grows. In addition, we will seek to maintain our low attrition rates through our internal training programs and employee initiatives, including rewards and incentives for high-performing employees. We also intend to build on our successful track record of establishing delivery centers in CEE, where we have access to highly educated IT professionals at attractive wages. We have successfully opened delivery centers in Kiev, Odessa and Dnipropetrovsk, Ukraine; Omsk, St. Petersburg and Dubna,

Russia; Bucharest, Romania; Krakow, Poland; Bellevue, WA; and New York, NY, and plan to continue opening delivery centers in CEE.

        Selectively pursue strategic acquisitions.    While we focus primarily on organic growth, we intend to pursue complementary acquisitions of primarily small, specialized software engineering services firms or relevant assets that will accelerate our growth, enhance and/or complement our expertise and existing client base, add highly talented and qualified IT professionals to our team, and/or expand our presence in key geographies. We are continuously reviewing and identifying potential acquisitions that would enhance our technological or domain knowledge and client relationships.

Our services and solutions

        Our software development service offering consists of three categories: core and mission critical custom software development and support services; product engineering and testing; and technology consulting.

        We offer these services to clients within six key industry verticals, and across several domain practices, the key five of which we developed through dedicated COEs. These industry verticals and key domain practices are:

Industry Verticals	Key Domain Practices
Financial Services	Big Data
Travel and Aviation	Agile
Technology	Open Source
Telecom	Mobile
Automotive and Transport	UI/UX/HMI
Energy

        We augment our domain practices by offering a suite of solutions that addresses specific but critical needs within our key industry verticals. Our solutions consist of products and platforms. Our platforms provide the building blocks for creating customized software for our clients. Often we use platforms as a sales tools to demonstrate our innovation capabilities and potential impact on clients' business outcomes. Our products are standalone solutions that we have developed for our clients. To date, we have not sold or otherwise licensed any of our products.

        Our products include:

  •
  Horizon—a product for comprehensive enterprise-wide risk management and visualization;

  •
  Twister—an open source test automation product for the enterprise communications market; and

  •
  iLUX—a product that helps build mobile applications within the financial sector for iOS-based devices.

        Our platforms include:

  •
  iviLink—an in-car connectivity tool that enables two-way integration between in-vehicle infotainment systems; and

  •
  DMFusion—a demand response and management software platform for smart grids;

  •
  DMMessenger—a smart grid platform that allows effective collaboration on efficient energy consumption; and

  •
  SWIFT—an advanced flexible framework for rapid development of automotive HMI.

Our services

        Our software development service offerings consist of three primary categories:

Custom software development and support services

        We provide a comprehensive set of core and mission critical software development services—including application software development, software architecture design, performance engineering, optimization and testing, process consulting and software quality assurance—to enterprise clients in our financial services, travel and aviation, automotive and transport and energy verticals. Our services span the entire development lifecycle, and combine sophisticated processes for solving complex problems with domain and business knowledge, project management tools and global delivery capabilities. In certain cases we also provide maintenance and support services for the software and applications that we have developed for our clients. In addition, we provide re-engineering and migration services for transferring legacy applications to our clients' new operating systems and enhancing their functionality.

Product engineering and testing

        We provide a wide range of product engineering services for the full product lifecycle—including functional specification and mock-ups, product design, engineering, automated testing, maintenance, support and performance engineering—to our clients in the technology, telecom, automotive and transport and energy verticals. We deliver product engineering services by assembling specialized teams of IT professionals who use Agile development methodologies to deliver our work product incrementally.

Technology consulting

        Our technology consulting services are designed to address clients' needs in each of our six verticals, while leveraging our in-depth expertise in technology and our best practices to optimize their software processes and data security procedures. Our technology consulting services generate a small portion of our sales and include IT strategy consulting, software engineering process consulting and data security consulting. We use our best practices, methodologies and frameworks to assist clients in establishing and improving their software development processes, including metrics analysis, quality control and appraisal procedures.

Our solutions

        Our solutions, consisting of products and platforms, are a small but growing portion of our business model. Our products are part of our current portfolio of proprietary solutions that we have not commercialized in the past. However, we intend to grow our future sales using these products as stand-alone software and as a part of our software development services offering. Our platforms are also a part of our proprietary solutions portfolio that we utilize within the scope of our software development services to clients. Most of our platform components are available under non-commercial open source license to allow any potential user quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

        The list of our products and platforms is as follows:

  Products

        Horizon:    Horizon is a comprehensive risk management and visualization tool for global enterprises in various business segments. It increases portfolio transparency and allows effective monitoring of key risk metrics on every level of the business, from general overview to detailed transactions. This product consists of a series of user-friendly dashboards and provides concise, critical information to support decision-making and risk organization. For example, the Market Risk dashboard tracks several key market risk scenarios identified by the company against established allowed limits, and then alerts authorized parties when those limits are breached. Audit dashboard provides concise summaries of internal or other audit issues that can be visualized, tracked and analyzed by numerous metrics of the management's choice, including date, geography, and business line. This product helps our clients significantly reduce requests for documentation and time for creation of manual reports. It also increases the awareness of the clients' management, board and other committee members with respect to potential risks, and helps these critical governance bodies to focus on the company's decision-making matters. As of the date of this prospectus, we have not yet begun selling this product to third parties.

        Twister:    Twister is a new open source test automation solution developed for the enterprises communications market. Twister provides telecom equipment vendors, data system integrators and enterprise data services providers with a comprehensive open platform for testing telecommunication equipment, devices and related applications in the distributed environment. Twister delivers an innovative approach to building resilient and adoptable test automation frameworks in the Cloud, thereby increasing operational productivity for the clients within the telecom equipment sector due to its ability to run numerous testing processes simultaneously. This product makes testing, which is a critical part of the entire development process, cost efficient, scalable and repeatable. The product allows our clients to increase the efficiency of their product development by reducing complexity and the length of the testing process, and allowing them to view results faster.

        iLUX:    iLux is a scalable product that helps build mobile applications for iOS-based devices (iPads and iPhones) for clients in the financial services sector. This product allows for quick and effective creation of a dashboard that can be further customized based on user specifications and grant access to news streams, market data and other financial matters of the user's choice. This product consists of two parts: the user part that is uploaded onto an Apple device, and a back-end part, developed on a Java Enterprise application basis. The user part is a set of components that visualize user-selected information, such as stock price, volume and volatility graphs, companies' financial statements, and various financial analytics, in the easy-to-use intuitive format. One of the most important advantages of this product is the ease and effectiveness of interaction with the user, speed with which the user can get to the desired information, quality of graphical and user interface, and the ability to quickly integrate information sources of choice, including the user's internal (i.e. from the company's Ethernet) and external sources in the public domain.

Platforms

        iviLink:    iviLink is an in-car connectivity solution that enables seamless two-way integration between in-vehicle infotainment systems—such as head units of a car, car radios and rear seat entertainment—with a wide variety of consumer devices built on operating systems like Android, Linux and Apple iOS. IviLink provides OEMs and application developers with the ability to create and then adapt mobile applications for in-car use. This reduces time-to-market for these applications and significantly reduces development costs. IviLink's application programming interface ("API")-centric architecture is designed to preserve the unique user experience that usually is a branded feature of each OEM, while ensuring safety of these developed applications for further sharing and integration. IviLink operates over any standard serial linked connection, such as Wi-Fi or Bluetooth. Consistent with common industry practice, we promote iviLink to potential customers by targeting their engineers and other technical staff, who regularly use websites such as gtihub.com to discover software technologies and systems that are free to use and download. We make certain components of iviLink publicly available under a software license that places certain restrictions on its usage in a commercial setting, allowing potential users to quickly evaluate the iviLink software for their needs and thereby allowing us to better market our services and software.

        DMFusion:    DMFusion is a software platform that enables utility companies, transmission system operators and energy retailers to develop efficient demand management solutions that can monitor and modify power generation and consumption, thus preventing outages, balancing demand distribution and reducing costs. DMFusion also enables small- and medium-sized utility companies and smart grid solution vendors to address the challenges of non-technical distribution losses and unbilled revenue and to significantly improve grid management. This platform combines sophisticated data processing and real-time analytics with easy to use visualization features for key components of a grid, including generation and other assets and transmission infrastructure.

        DMMessenger:    DMMessenger is a comprehensive software platform designed specifically for the energy and utilities market to enhance existing smart grid solutions, including our DMFusion, with an effective, collaborative tool for energy consumption regulation. DMMessenger allows utilities companies to classify consumers by their load (consumption) profiles and then identify a subset of consumers to receive targeted messages or requests for action in order to better regulate existing energy consumption. Consumers can respond to the messages, including via social networks such as Facebook, and notify utility companies of whether they have accepted or declined their requests. The company can then reward those consumers who take the requested action, thereby aiding green initiatives and optimizing energy consumption. While DMMessenger is designed for the energy and utilities segment, its architecture allows for efficient processing of big data using cloud storage and can be applied in other vertical areas.

        SWIFT:    SWIFT is a framework for rapid development of automotive HMI. It includes a development environment consisting of applications for rapid prototyping, code generation and design of screens layout, displayed messages, and other features, combined with a set of tools for various components and platforms, such as Linux and QNX. The main differentiators of this platform are its flexibility in accommodating new technologies, such as HTML5, and its ability to combine different technologies, such as HTML5 and Flash. Through a combination of SWIFT and iviLink, we are able to offer a full spectrum of in-vehicle infotainment and connectivity solutions for OEMs and their first tier suppliers.

Our verticals

        We have developed specific expertise and grown our business in six industry verticals:

  •
  Financial services

  •
  Travel and aviation

  •
  Technology

  •
  Telecom

  •
  Automotive and transport

  •
  Energy

        While financial services represents our largest vertical, we have deep industry expertise in each of the six verticals we serve. The following table sets forth our sales by vertical, by amount and as a percentage of our sales for the periods indicated:

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Industry Vertical
Financial services	$97,682	49.2%	$141,836	52.3%	$172,086	54.7%
Travel and aviation	29,139	14.7	38,892	14.3	38,976	12.4
Technology	24,040	12.1	29,258	10.8	36,123	11.5
Telecom	24,905	12.6	31,230	11.5	31,587	10.0
Automotive and transport	14,830	7.5	21,414	7.9	25,945	8.3
Energy	6,443	3.2	7,190	2.7	8,236	2.6
Other	1,329	0.7	1,322	0.5	1,643	0.5

Total	$198,368	100%	$271,142	100%	$314,596	100%

Financial services

        Financial services is our largest vertical. Since we began working with financial services companies as clients in 2005, we have been engaged by global institutions to develop, deploy, and maintain a broad range of systems. We provide our clients with complex end-to-end engineering services and solutions, such as the development of trading platforms, risk management systems, clearing and settlement solutions, low latency exchange connectivity adapters. We have also developed comprehensive risk visualization and mobile products and platforms that are specifically focused on clients in the financial services sector. We possess not only expertise within technical domain practices that are crucial to financial services, such as big data, mobile and open source, but also within business domain practices such as reference data management, risk management, trading and transacting and FICC.

Travel and aviation

        The travel and aviation industry faces many challenges, including changing regulatory and security requirements, fluctuating fuel prices, intense competition and industry consolidation. Therefore, OEMs, suppliers, airlines, aircraft manufacturers, e-commerce travel providers and other participants in the travel and aviation industry are looking to optimize their operating expenses, reduce environmental impact and improve passenger comfort, convenience and safety. Each of our senior managers in this vertical has more than nine years of experience developing customized and integrated solutions for design, manufacturing and post-production support services in the travel and aviation industry. Our capabilities include design of engineering data management and flight control systems, aircraft assembly and maintenance, airport ecosystem management and e-commerce and reservations system solutions for clients such as airlines, hotels, car rentals companies, travel agencies and cruise lines.

Technology

        Our technology vertical focuses on independent software vendors, chipset and computer electronics vendors and computer hardware providers who rely on us to help them create innovative software-intensive products, solve software integration challenges and create and implement complex algorithms, while helping manage their costs. Partnering with us allows these vendors to increase their efficiency, for example by reducing time-to-market for their products and enhancing R&D productivity. We deliver embedded development and system verification of software components and tools for hardware produced by our technology clients, as well as high-performance transactional systems, real-time embedded applications and application security.

Telecom

        Today's telecommunications companies are faced with intense competition, declining profit margins, challenges relating to network capacity, speed and quality, and new generation technologies requiring significant infrastructure investment. Our engineers are currently working on networking and data communication product development projects for several leading global players in this industry. We assist clients in the areas of voice, wireless and wide area network infrastructures, ethernet switching and routers. We also perform operational support system services, security services, testing automation, hardware virtualization and services for our clients' hybrid customer-premises equipment and cloud technologies. We are a participating member of the Open Networking Foundation, which we believe is at the forefront of engineering development services in Software Defined Networking ("SDN"), an exciting new area of advanced networking and network applications that accelerates time-to-market, offers scale and lowers engineering costs when using frameworks such as ours for development and test automation. For example, we have independently developed an innovative product called Twister, an open source, distributed test automation framework designed for enterprise communications market, which we intend to further enhance with additional innovative SDN and OpenFlow-related solutions.

Automotive and transport

        In our automotive and transport vertical we provide product development and system engineering services to various categories of automotive and transport industry players including car manufacturers (OEMs), tier-one and tier-two suppliers and diversified service companies. Our main focus is in-vehicle infotainment ("IVI") systems that cover a broad range of modern car functionality from multimedia, to navigation, HMI, telematics and driver assistance. Our services cover the entire product development cycle from design to prototyping, development, testing and verification. We have been investing in internal R&D programs aimed at creating platforms and frameworks that may significantly reduce time and efforts required for development of new IVI solutions by our clients. Currently, our portfolio includes such platforms as SWIFT and iviLink. We are an active member of different industry associations focused on developing unified standards for IVI systems, such as GENIVI. We have been working together with Ford on developing a new code for open-source car connectivity technology, called SmartPhoneLink. The code will combine the features of Ford's AppLink™ software with our open-source IviLink and the codes of other developers, and will become a GINIVI standard. We will continue working with Ford and the entire developer community on adding the vital and unique features of iviLink, such as symmetrical two-way app integration, to the new standard.

Energy

        We provide software and hardware development services for leading energy companies, utilities, smart grid vendors, energy service companies, energy solutions vendors and energy equipment manufacturers across the globe. We primarily provide demand response, smart grid and net metering solutions in the following areas: distribution and outage management; energy management components; market management modules; substation automation; supervisory control and data acquisition integration; standards integration; demand management; network edge control framework; and mobile workplace applications. We have also independently developed innovative smart grid metering and demand management solutions such as DMFusion, which helps automate and integrate electrical networks, and DMMessenger, an energy consumer analysis and engagement tool that processes and segments high-volume meter data.

Our domain practices

        We also have five domains practices that stretch across our service offerings:

Mobile

        Our mobile practice offers our clients full product lifecycle development of mobile applications. Our engineers have expertise in mainstream mobile platforms, including iOS, Android and others, as well as specific frameworks for cross-platform development. These frameworks allow rapid building and deployment and cost effective maintenance of products for a range of consumer devices, while providing a unique user experience. Our services span through every functional area, from user interface design to development of server-side solutions to integration with enterprise back-end applications and payment systems. Our broad project portfolio includes a number of innovative applications—such as enterprise dashboards, media monitoring systems, animated user guides, electronic document management, booking and reservation and home automation solutions—for the travel, financial services, retail, energy, automotive and other industries.

Agile

        Our Agile practice helps clients develop new applications using Agile methodology and transition their existing enterprise development processes such as Waterfall (end-to-end development with delivery upon the completion of defined tasks), into Agile. The principal differentiator of Agile methodology is its ability to deliver code frequently and consistently, usually every two to four weeks. The Agile approach usually involves small cross-functional teams of engineers (SCRUM teams) that work on the same project, often in a distributed environment. The main advantage of utilizing Agile methodology, and a reason why we built a COE within the Agile practice, is its flexibility and quick response to change, which is critical to our clients because of shrinking product lifecycles. Agile's client -driven iterative development lets the client steer projects, iteration by iteration, and determine execution priority. This approach helps foster stronger client relationships, identifies mistakes and allows us to implement last minute changes without losing critical time and generating additional expenses. It also enhances shared learning and communications processes and solidifies teamwork. We employ more than 100 Certified SCRUM Masters and more than 700 Agile Practitioners who consistently evolve our Agile practice and its applicable methodologies.

Big Data

        Our big data practice delivers services and creates critical enterprise-wide solutions based on big data technologies and know-how. We develop innovative approaches to comprehensive information storage, processing, and analysis in order to deliver business and operational benefits to our clients. Within this domain practice we perform services focused on adapting an open-source software framework, Hadoop, that supports data-intensive distributed applications to the enterprise environment. This is the key differentiator of our big data offering. We believe that our approach is vital for many strategic enterprise initiatives in various verticals, such as risk management and reporting in financial services, metering information processing in energy and utilities, and data channel processing though SDN/OpenFlow architecture in telecoms. Our architects, consultants and developers utilizing their significant engineering experience with large business-critical applications, combined with expertise in Hadoop-based systems development, engineered a solution accelerator and data transformation engines for low-risk adoption of Hadoop to specific corporate requirements and rules. We partner with one of the market leaders in big data platforms for enterprises, Cloudera, and implement its innovative technologies to maximize value of Hadoop adoption for enterprises. We have successfully delivered several critical projects for our largest clients in our financial services vertical during our last fiscal year.

User Experience/HMI

        Our UI/UX/HMI practice consists of concept development, prototyping and design development for car connectivity systems based on various user studies. Its main focus is to create products and solutions that can manage and then present information in the car without distracting the driver, while making the in-car experience seamless, effortless and interactive. Our engineers have years of experience in developing efficient, intelligent, reliable and user-friendly HMIs for the world's leading automakers. We believe that these car features can become a distinct part of the brand strategy and value, and thus represent a competitive advantage for the OEMs.

Open Source

        Our open source practice focuses on delivering services and creating platforms that maximize benefits of open source-based software adoption for our clients. The goal of our open source services and solutions is to reduce our clients' costs by replacing expensive proprietary software with open source software. Also, due to the crowdsourcing nature of software development in the open source environment, the applications that we select for our clients are often of better quality than the proprietary software we replace, thereby increasing efficiency and related cost savings and business benefits. We utilize Event Driven Architecture and our knowledge of Complex Event Processing technology to analyze our clients' systems and processes and then propose and build the necessary infrastructure based on open source alternatives. Our team of engineers and architects utilizes extensive experience in open source and Service Oriented Architecture to build and implement scalable, stable and responsive systems for our clients.

Selected case studies

UI/UX/HMI

        Our client, a leading automotive supplier that provides advanced in-vehicle infotainment systems to leading OEMs, needed to design an improved driving experience for a concept car that includes a personalized interface between the driver, the car, and the cloud. Our expertise in each of the required aspects of HMI and UI development, including the development of specifications and engineering design, allowed us to execute this task. The project encompassed the development of personal and situational HMI, delivered to the driver by means of surround view and augmented navigation, as well as the integration of near field communication ("NFC") technology. We built a system that combines advanced smartphone integration technologies, a cloud-based radio platform, and flexible HMI design that includes gesture recognition. The new system delivers media-rich digital content into the car in an intuitive, easy-to-use format intended to minimize driver distraction and comply with applicable laws and regulations. As the driver approaches the vehicle, the system connects with the driver's smartphone using NFC to retrieve users' saved preferences, such as seat positions, favorite music, preferred HMI visualizations, emails, contacts, calendar entries and social media accounts. The entire development was successfully completed in time for a major international auto show. As of March 31, 2013, more than 570 engineers were working on 60 ongoing projects servicing this client from dedicated delivery centers in Kiev and Odessa, Ukraine and Bucharest, Romania.

Agile

        Our client, an award-winning travel aggregator with thousands of reservations daily in 2012, was looking to improve its services. We have been a preferred service provider for this client since the beginning of our relationship in 2006, and have consistently demonstrated that the application of Agile methodology to this client's software development practices results in significant cost savings and efficiency gains. Based on this advice, the client approached us with a request to shift its internal software development and delivery platform from a Waterfall approach to an Agile approach. Because the human factor is exceedingly important in the execution of Agile methodology, we expended particular efforts in training and consulting with the client's IT professionals through workshops and frequent on-site visits. Our dedicated delivery team's smooth transition of the client's software development processes to Agile development resulted in a substantial positive impact on the client's business. According to our client, the business outcome of using the Agile methodology resulted in additional revenue, improved client conversion rates, reduced the time-to-market, reduced the total cost of ownership, and strengthened the client's recognition within the travel business community.

Managed Delivery

        Our client, a leading global bank, has decided to reallocate resources away from a part of their business over a multiyear period due to a shift in their business model. This part of their business is important to our client's organisation and must keep current with technological developments and compliant with changing regulatory requirements, while balancing the need to manage costs efficiently. They have approached us to manage most aspects of the IT operations of this business segment, over a multiyear period. We believe we have won this engagement because we are a trusted partner for our client with deep knowledge of financial products, regulatory needs and effective managed delivery.

        We have been working with this client since 2006, starting with one engagement that deployed 30 engineers within IT support for Equities department. Historically, we have provided a variety of application engineering and support across this enterprise, including trading, risk management systems and regulatory reporting, as well as helping them implement emerging technologies. The majority of our engagements are transformational, supporting the client's technology strategy. We currently have over 30 significant projects and over 700 engineers working on them. A large number of the projects are in investment banking, however we are growing with other areas of the global bank. We believe this particular project is mutually beneficial: our client has a trusted partner to efficiently manage support of critical IT function at a predictable price; and we have the opportunity to learn more about the business and create opportunities for engagement of similar scope in the future.

Risk Management

        Our client, a leading global investment bank, needed to develop a bank-wide management information system to timely and effectively monitor and analyze risks, control compliance, track regulatory updates and manage operational risks. The bank's business leaders wanted to substitute complex excel spreadsheets and PowerPoint presentations with one stable source of visualized information that could also be provided in clear and concise format to the members of the bank's board of directors. None of the off-the-shelf visualization solutions available on the market perfectly fit with what the business leaders had envisioned. Our client approached us with the need to provide a graphically rich and intuitive application that gathers data into a user-friendly application for risk management officers and senior managers. As part of a team of IT developers, we created an intuitively operated product—also available in a mobile platform-agnostic format—consisting of a series of nine dashboards (credit, market, compliance, treasury, etc.) that provide users with unique design and graphical data representations. Particularly valuable features of this product are its ability to create a centralized "single version of truth" across an entire enterprise, and to view particular risks not only on a macro level, but also by drilling down to basic details. This product now has more than 900 unique users, was nominated for an IT Industry Award, and has become a core system for the Regulatory & Compliance, Credit Risk, Global Credit Trading, COO, Treasury, and Risk operations within the bank. Recently, we reached a mutually beneficial agreement with our client whereby we were able to add this product to our suite of proprietary products and platforms. We believe that this product, which has become a flagship of our risk management practice, will help financial institutions achieve the desired responsiveness and transparency for their risk visualization and analysis processes.

Our delivery centers

        With delivery centers and on-site operations in CEE, Western Europe, North America and Southeast Asia, we service multinational organizations through our global dedicated delivery model comprised of an optimized mix of near-shore, offshore and on-site delivery capabilities.

        We employ a small number of on-site IT professionals in the U.S., UK, Germany, Switzerland and Singapore. The sophistication of our off-shore delivery centers allowed us to keep 89% of our personnel off-site as of March 31, 2013, deploying personnel to client sites on an as-needed basis. Our on-site and offshore delivery teams are linked through common processes, collaboration applications and tools, and a secure communications infrastructure that enables global collaboration. This connectivity grants our clients a choice between managing their work through offshore, near-shore and on-site delivery or any combination thereof.

        As of March 31, 2013, we employed 1,644 IT professionals in Russia, which represents approximately 33% of our IT professionals. Our Russian delivery centers leverage the country's advanced technological climate and engineering legacy to build a talented, motivated team of IT professionals. The United Nations Educational, Scientific and Cultural Organization ("UNESCO") estimates that 28% of all graduates in Russia receive degrees in the field of science and technology.

        As of March 31, 2013, we had 2,207 IT professionals in Ukraine, which represents approximately 45% of our IT professionals. Our operations in Ukraine leverage a strong talent pool and relatively low average wages to provide effective software development services to both national and global clients. According to the European IT Outsourcing Intelligence Report, 2010, Ukraine is the most attractive nearshore software development location, combining a strong R&D heritage with high-technology education and an available pool of IT resources. According to Gartner, Ukraine has the fourth largest number of IT professionals of any country. Furthermore, labor costs in Ukraine are lower than in most other countries in CEE, and IT salaries in Ukraine are highly competitive with most European countries and the U.S.

        As of March 31, 2013, we employed 663 IT professionals in Romania, which represents approximately 13% of our IT professionals. Our operations in Romania leverage a substantial talent pool that primarily services clients within the telecom vertical. Romania, a member of the European Union, provides geographic and cultural proximity to our clients throughout Europe and plays an important role in our global dedicated delivery model, providing geographic diversification and cost effectiveness. According to Gartner, English is the most widely spoken second language in Romania. The majority of the population in large towns and cities like Bucharest, speak fluent English and many work in English and other language call centers. These language capabilities position Romania as a good IT offshore destination although competition for skilled resources may be intense.

        As of March 31, 2013, we employed 208 IT professionals in Poland, which represents approximately 4% of our IT professionals. According to the Global Education Digest, 57.1% of Poland's population over the age of 25, or approximately 15.6 million people, has attained upper secondary education, which represents a substantial pool of potential IT professionals. Furthermore, according to Gartner, Poland is continuing to focus on developing student IT skills, launching the digital School national program in April 2012 which aims to increase student and teacher access to new digital equipment and teaching methods.

        For all third party data, see "Special Note Regarding Forward-Looking Statements and Industry data."

Quality and process management

        We have built a suite of comprehensive, customized applications and tools to manage the quality, security and transparency of our delivery process.

        Our quality management system is ISO 9001:2008, ISO 27001:2005 and CMMI level 5-certified to ensure timely and high-quality delivery to our clients. This system enables clients to objectively evaluate our performance against their standards and procedures by identifying, documenting and resolving non-compliance issues and providing feedback to the client's project staff. It also includes systematic problem prevention activities like internal audits and causal analysis and resolution programs that detect root causes of problems and prevent them from occurring in the future.

        We assure the quality of our execution via Delivery Transparency and Maturity controls that cover all of our delivery centers, provide comprehensive reporting on project execution and assessment of management quality, and enable proactive preventive and corrective actions concerning delivery milestones, quality and customer satisfaction.

        We have developed the LUXProject system, a web-based collaborative project environment for software development that we consider critical to meeting the service levels required by our clients. LUXProject is designed to reduce risks and provide control and visibility across all project lifecycles. Key features include:

  •
  multi-site, multi-project capabilities;

  •
  support of several types of software development processes, including waterfall, iterative and Agile;

  •
  tracking of all software development activities;

  •
  role-based access control;

  •
  fully configurable workflow engine with built-in notification and messaging;

  •
  key performance tracking indicators and broad reporting capabilities;

  •
  integration with Microsoft Project and Outlook; and

  •
  24x7 secured web-based and remote access for users.

        LuxProject provides full transparency for work done by distributed teams aligned with best practices in the software development industry.

Clients

        Our clients include large multinational corporations in the financial services, travel and aviation, technology, telecom, automotive and transport, and energy industries. We have longstanding relationships with many of our clients, and seven of our top ten clients have been with us for five years or more. For the year ended March 31, 2013, financial services revenues comprised 54.7% of our sales, followed by travel and aviation and technology, which comprised 12.4% and 11.5% of our sales, respectively. We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our sales from a small number of major clients. Our largest client is Deutsche Bank, with whom we have worked since 2003. Our outsourcing master service agreement with Deutsche Bank (the "DB Agreement") terminates on January 6, 2016. Prior to this date, the DB Agreement can be terminated by Deutsche Bank if, among other things: we commit a material breach of the DB Agreement and do not remedy it within 30 days; we breach the confidentiality provisions of the DB Agreement; we become insolvent; we experience a change of control; we experience more than a set amount of service level defaults or service disruptions; or in the case of certain disputes about the credits owed to Deutsche Bank in the case of service defaults. We may terminate the DB Agreement if Deutsche Bank does not pay us, and does not remedy the non-payment within 30 days. Deutsche Bank can terminate the DB Agreement without cause by giving six months written notice. In addition, Deutsche Bank may terminate individual work orders of Framework Service Descriptions (year-long interim agreements) entered into under the DB Agreement with prior written notice. In the year ended

March 31, 2013, our ten largest clients contributed 81.2% to our sales, and our largest client contributed 29.0% to our sales. See "Risk Factors—Risks related to our business and our industry—We generate a significant portion of our sales from a limited number of clients and any significant loss of business from these clients or failure by such clients to pay for our services could materially adversely affect our results of operations."

        We define geography, in which our clients' revenues originate, based on the location of the clients' key decision-makers. For the year ended March 31, 2013, 36.3% of our sales were generated from clients in the U.S., 28.2% from clients in the UK, 12.8% from clients in Germany, 11.2% from clients in Russia, and 4.6% from clients in the rest of Europe.

        The following table sets forth sales by client location as a percentage of our sales for the periods indicated:

	Year ended March 31,
	2011		2012		2013
	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
	(in thousands, except percentages)
Client location
U.S.	$76,295	38.5%	$98,509	36.3%	$114,132	36.3%
UK	56,748	28.6	86,928	32.0	88,729	28.2
Germany	25,383	12.8	34,477	12.7	40,306	12.8
Russia	12,994	6.5	24,627	9.1	35,199	11.2
Canada	11,335	5.7	8,300	3.1	17,947	5.7
Rest of Europe	11,342	5.7	14,341	5.3	14,526	4.6
Other	4,271	2.2	3,960	1.5	3,757	1.2

Total	$198,368	100%	$271,142	100%	$314,596	100%

        The following table sets forth the percentage of our sales by age of accounts for the periods presented:

	Year ended March 31,
	2012	2013
Age of Account
New	2.7%	2.8%
More than 1 year	9.1	12.1
More than 3 years	14.3	12.8
More than 5 years	73.4	71.8
Non-core sales	0.5%	0.5%

Sales and marketing

        Our sales and marketing efforts are organized by verticals, each of which is headed by a managing director who is responsible for sales and service delivery quality. Our senior executives directly oversee each of our top 15 clients, which helps ensure consistent communication and responsiveness to client needs. In addition to a top-level organizational focus on winning new business, we have a dedicated sales and marketing teams working from offices in New York, NY, Krakow, Poland, Menlo Park, CA and London, UK. Our sales and marketing team focuses on expanding our services offering into the new business lines of existing clients and targeting new clients through subject matter technical experts responsible for business development in corresponding industry segments.

        Our sales structure undergoes regular review and process improvements. We have been increasing our number of client-facing practice- and vertical domain-focused senior personnel members who are located in key geographies (UK and U.S.) These client facing representatives effectively manage relationships with new and emerging clients. Further, we are continuing to increase the presence of senior technology specialists available on-site to work with the internal IT teams of potential clients, providing process transformation consulting, aiding internal IT process optimization, which is intended to generate cost savings to these clients. We believe that this will help us win more clients aiming to switch to vendors proficient in handling managed delivery engagements. We are also in the process of establishing a lead generation and nurturing structure that will allow us to thoroughly follow up on and process the leads we gather through industry events.

        Our strategy for winning new business includes:

  •
  Organic growth and expansion.  We have been successful in expanding our services into new areas of existing clients' businesses, and engaging in higher complexity work for clients who originally engaged us for more basic projects. Approximately 80% of our sales growth in the year ended March 31, 2013 was generated from existing clients.

  •
  Referrals.  Our strong reputation, along with excellent references from existing clients, provides a healthy pipeline of engagements and contacts from new and prospective clients. Many of the new companies that have become our clients in recent years have done so as a result of referrals from client decision makers who have worked with us and subsequently changed employment.

  •
  Brand management, marketing and external relations activities.  We actively participate in select industry trade shows, conferences and promotional events. These enable us to demonstrate our technological solutions and platforms and interact with industry representatives, analysts and potential clients. We also have a targeted external relations strategy that includes cultivating relations with industry analysts and research firms such as Gartner, Forrester and IDC and the media. We are increasing our investments into brand equity and develop programs that increase our brand recognition in the key geographies for our brand recognition, such as Western Europe and the U.S.

        Our successful track record of delivering innovative services has resulted in a number of industry accolades and recognitions, some of which include:

  •
  Deutsche Bank's Relationship Excellence award for 2012, by which we were formally recognized as a strategic vendor partner in Global Technology for our contribution to Deutsche Bank's new structured approach to enhance business outcomes. Each of Deutsche Bank's strategic vendors applied for this award, and we were the only winner chosen. We did not pay to apply for this award. The award was given to the vendor who demonstrated an ongoing commitment, at all organizational levels, to the development of a relationship with Deutsche Bank, as evidenced by the vendor's commitment and communication, organization, shared strategy, aligned relationship goals;

  •
  The recognition of our products, services and platforms by prominent independent global research firms. We were identified, along with two other vendors, by Forrester Research, Inc. in its September 2012 report, "Rightsource Your Agile-Lean Ecosystem," for our committed and aggressive Agile approach in our application outsourcing business services, and in its January 2013 report, "Mobile Feast Or Beggar's Banquet," we were listed with IBM, Infosys and uTest as a mobile testing tool outsourcing vendor. Gartner, Inc. named us one of four key operating system, software and application developers, with such developers as Google and Microsoft, in their December 2012 report, "Innovation Insight: The Connected Vehicle Will Dominate Automotive and Mobility Innovations.";

  •
  The "IT Outsourcing Project of the Year" award from the European Outsourcing Association (EOA) for our work with Hotwire Inc. We were invited to participate in the EOA Awards 2012, and applied for consideration in the "IT Outsourcing Project of the Year". We believe approximately fifteen other companies applied for this category, and we were the only one to win the award. We did not pay to participate in this award. The criteria used to evaluate candidates included the key project objectives, the success of implementation, how the candidate was able to evaluate the success of the project, best practices and innovation;

  •
  We were short-listed for the 2013 European Smart Metering Awards in two categories: Smart Meter Data Management & Solutions and Innovation of the Year Award. We were invited to participate in this award and applied for consideration in the "Smart Meter Data Management & Solutions Award 2013" and "Innovation of the Year Award 2013" categories. According to our estimates more than 100 companies applied for 11 categories (approximately 15 companies per category).We did not pay to participate in this award. The criteria used to evaluate candidates for these awards included rationale behind entry, goals in the last 12 months, specific achievements by individuals on our team, differentiating factors that set us apart from other companies in the industry, and the extent to which our achievements will help lead the industry;

  •
  We were ranked as #47 in the International Association of Outsourcing Professionals ("IAOP") among the 100 Leading Global Outsourcing Service Providers of 2012. We were invited to participate in the International Association of Outsourcing Professionals Top Global Services 100 rankings, and applied for consideration out of hundreds of service providers. We paid $345 to participate, on top of our $350 yearly membership fee. The criteria used to evaluate candidates for this award included our size and growth, customer satisfaction, depth of competence, relevant public recognitions, management capabilities, certifications, employee management, our differentiating capabilities, accomplishments and corporate social responsibility; and

  •
  We were featured as a 2012 Global Services 100 provider and named in such categories as Leading Mid-tier OPD Vendors and Mid-Tier Leaders-for Testing Services. We were invited to participate in the 2012 Global Services 100 ranking, and applied for consideration out of hundreds of service providers. We did not pay to participate in this award. The criteria used to evaluate candidates for this award included our size and growth, customer satisfaction, employee management, our risk mitigation systems and depth of competence. As a result, we were featured as a 2012 Global Services 100 provider and included in the following GS100 categories: "Leading Mid-tier OPD Vendors" and "Mid-Tier Leaders—Testing Services".

Human capital

        Our human capital is a critical component of our business. Attracting and retaining skilled personnel is a key factor in our ability to grow our sales and meet client expectations. As of March 31, 2013, we had 5,846 personnel.

        We compensate our personnel through a combination of salaries, short-term bonuses and long-term incentives through our stock option plan that are based on the seniority of the personnel. We allocate bonuses based on a set of relevant key performance indicators (KPIs) within each department and role. Our stock option plan was adopted in March 2010 and nine of our senior managers were granted options pursuant to the plan. We amended the plan in December 2011 to increase the number of shares reserved and granted options to 40 additional senior personnel.

        The breakdown of our personnel by country is as follows:

	Year ended March 31,
	2011	2012	2013
Location
Russia	1,860	2,145	2,076
Ukraine	1,633	2.129	2,582
Romania	562	655	732
Poland	47	149	238
U.S.	61	53	83
UK	61	60	69
Other locations	49	63	66

Total	4,273	5,254	5,846

        The breakdown of our personnel by department is as follows:

	Year ended March 31,
	2011	2012	2013
Department
Engineering and development(1)	3,718	4,556	4,927
Human resources, sales and marketing(2)	163	203	300
Administration	374	472	596
Executive management	18	23	23

Total	4,273	5,254	5,846

(1)
This department consists of all of our IT professionals.

(2)
Human Resources includes recruitment and training departments.

        All of our personnel are salaried except for our personnel in Ukraine, the substantial majority of whom are defined as contractors but otherwise work on substantially equal basis and terms with our salaried employees in Russia. Members of our personnel do not belong to unions. We believe we have retained a good working relationship with our employees and contractors and have not experienced any labor disputes.

Training and development

        We grow and develop talent through a combination of professional training and mentorship programs involving senior technology specialists and industry experts. Each new hire is exposed to a training curriculum that covers methodology and industry standards, technologies and tools, management and communication skills, software engineering processes, and domain knowledge.

        Additionally, our six training centers throughout Russia and Ukraine, one training center in Romania and one training center in Poland conduct more than 196 training courses per year and host over 6,000 specialists (including our personnel and external students) for general training courses and client-specific education programs. We typically conduct between 64 and 117 resident training sessions per month with an average of twelve students per group, and fulfill an additional 760 training requests per month via our e-learning system. Additionally, during the year ending March 31, 2013 we completed 1,424 four-month foreign language training requests for English and Polish, as well as 404 month-long foreign language training requests using our e-learning tool. Our training program delivers different professional competencies, including disciplines rarely covered by university curriculums, such as system analysis, system architecture and project management.

        Each new hire is placed on a probation period for up to six months. During this time, new hires become part of a mentoring, monitoring, coaching and motivational program. Each IT professional is assigned to a People Manager, who is responsible for project evaluation, performance appraisal and planning of professional development of the newcomer.

        Each IT professional undergoes a performance appraisal session at least once a year to measure technical performance, teamwork skills and possession of the core competencies required for his or her respective role within the company.

Recruitment and retention

        We believe our company's culture and reputation, along with the abundance of talent in the regions in which we operate, enhances our ability to recruit and retain sought-after IT professionals. As of March 31, 2013, we had a dedicated human resources staff of over 280 people that includes 100 recruiters and researchers. We have compiled a database of over 170,000 IT specialists who have experience and specific skills which are relevant to our business. Our database, along with our referral program, have accounted for 32% of all new hires in the year ended March 31, 2013. During the twelve months ended March 31, 2013, we hired on average more than 235 IT professionals each month.

        Our candidates come from a variety of sources, including external referrals, our regional network, our internal database and public sources (for example, HH, LinkedIn, Moy Krug, SuperJob and HR Sys (Jira)). As of March 31, 2013, approximately 85% of our personnel had over five years of industry experience and approximately 80% of our personnel hold Master's degrees (or Master's degree equivalents) or higher.

        In order to keep our attrition rate low, we focus on retaining our personnel through mandatory monthly evaluation reports, an employee rotation program and a targeted approach to enable different career opportunities within the company. We motivate and promote key personnel through our High Performers Club, which identifies personnel with strong management potential and offers them additional training as well as direct interaction with top management. We also offer Executive Training Programs and Corporate MBA Programs and Executive Leadership Programs at top schools including the University of Pennsylvania, Stanford University and MIT, in which several of our top managers have already participated.

Competition

        The markets in which we compete are changing rapidly and we face competition from global and Asia-based IT services providers as well as local providers based in CEE. We believe that the principal competitive factors in our business include breadth and depth of service offerings, technical expertise and industry knowledge, reputation and track record for high-quality and on-time delivery of work, effective personnel recruiting, training and retention, responsiveness to clients' business needs, ability to scale and financial stability and price. Our industry is split between low-cost vendors that provide inexpensive, commoditized services, and high-cost vendors that provide specialized and complex services at a premium cost. Our ability to provide complex, customized services at competitive cost has positioned us between these two classes of vendors.

        We face competition primarily from:

  •
  IT outsourcing service providers in India, such as Cognizant Technology and Infosys;

  •
  Global multinational consulting and outsourcing firms such as Accenture, Capgemini and CSC;

  •
  Local CEE technology outsourcing IT service providers such as EPAM; and

  •
  In-house IT departments of our clients and potential clients.

        Although we do not often compete for engagements with providers in Brazil, China, Israel or Mexico, we may experience competition from vendors in these countries in the future. We believe that we have a strong competitive position in the market for complex software outsourcing and custom application development based on third-party industry rankings and client feedback. We believe our focus on complex software product development services, our skilled technical personnel base and continuous improvement of process methodologies, applications and platforms positions us to compete effectively in the future. Furthermore, we believe that the barriers to entry into our niche segment are relatively high, as new entrants must secure substantial amounts of financial and high-quality human resources to provide adequate services, flexibility and scale to compete for a comparable client base. See "Risk Factors—Risks related to our business and our industry—We operate in a highly competitive environment and may not be able to compete successfully."

Intellectual property rights

        We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. In addition, our intellectual property is protected under a number of international conventions. Russia, Ukraine, Romania, Poland and the U.S. are participants to the Berne Convention for the Protection of Literary Artistic Works and the Stockholm Convention establishing the World Intellectual Property Organization. Russia, Ukraine and the U.S. participate in the Universal Copyright Convention adopted under the Geneva Convention; and the U.S., Ukraine and Romania participate in WTO agreements including TRIPS and ITA. We also rely on local civil legislation to protect our intellectual property rights.

        We customarily enter into master services agreements or general framework agreements with our clients that include terms for the transfer and use by our clients of intellectual property created by us. All intellectual property rights created by our employees and contractors are transferred to us subject to local laws and regulations and terms of agreements entered into with such employees and contractors. Most of our software development services are specifically ordered and custom-built for the client, and therefore all intellectual property rights created by our employees and contractors are transferred to the client at the time of delivery. Furthermore, our agreements with clients typically contain provisions that allow us to grant a perpetual, worldwide, royalty-free, non-exclusive, transferable and non-revocable license to our clients to use our own intellectual property, but only to the extent necessary in order to use the software or systems we developed for them. Historically, we have rarely relied on and granted licenses under these provisions, but may do so in the future as we seek to commercialize our solutions. Sometimes the intellectual property rights for some of our software are not registered, which may expose us to intellectual property risks if we rely on these provisions to grant rights to our unregistered software in the future. If requested by clients we may incorporate third-party software into our software development for clients. In these cases, we acquire all necessary licenses for such software once we reach a preliminary agreement with clients. Intellectual property rights for such third-party software are always subject to separate license agreements with third parties. We are in the process of developing our own intellectual property rights for products which we are planning to sell to end users based on license agreements with end users. Recently we have acquired intellectual property rights for the Horizon software from one of our financial services clients, that we are planning to sell to other end users. See "Risk Factors—Risks related to our business and our industry—We may be subject to third-party claims of intellectual property infringement that could be time-consuming and costly to defend."

Facilities

        As of March 31, 2013, we occupied 17 facilities across eight countries, totaling 52,602 square meters of office space. As of March 31, 2013 we had the capacity for 6,213 workplaces, which leaves us with a 17.7% reserve for growth. We lease all of our facilities except for one building in Romania, which we acquired as part of our acquisition of Luxoft Professional Romania S.R.L. (formerly ITC Networks) in 2008.

        The table below sets forth our office locations and the number of personnel at each office as of March 31, 2013, excluding all on-site personnel and any personnel on long-term leave.

Location	Total square meters	Personnel	Principal Use(1)
Kiev, Ukraine	18,063	1,813	Delivery center
Moscow, Russia	9,602	977	Delivery center; sales & marketing
Bucharest, Romania	6,678	599	Delivery center; sales & marketing
Omsk, Russia	4,315	415	Delivery center
Odessa, Ukraine	5,347	513	Delivery center
St. Petersburg, Russia	3,475	403	Delivery center
Dnipropetrovsk, Ukraine	1,602	198	Delivery center
Krakow, Poland	1,199	35	Delivery center; sales & marketing
Welwyn Garden City, UK	537	37	Delivery center
Ho Chi Minh City, Vietnam	574	38	Delivery center
Dubna, Russia	504	43	Delivery center
New York, NY	251	7	Delivery center; sales & marketing
Bellevue, WA	172	8	Delivery center; sales & marketing
Menlo Park, CA	99	2	Sales & marketing
Nicosia, Cyprus	88	1	Sales & marketing
Wroclaw, Poland	80	21	Delivery center
London, UK	16	1	Sales & marketing

Total	52,602	5,111

        The table above does not include our office in Zug, Switzerland, which was opened after March 31, 2013.

Legal proceedings

        Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding, nor are we aware of any material legal or governmental proceeding against us, or contemplated to be brought against us.

MANAGEMENT

Directors, director nominees, executive officers and key employees

        The following table sets forth the name, age, and position as of the date of this prospectus regarding each of our directors, executive officers and director nominees.

Name	Age	Position
Executive officers
Dmitry Loshchinin	46	Chief Executive Officer and President
Mikhail Friedland	46	Executive Vice President
Roman Yakushkin	41	Chief Financial Officer
Przemyslaw Berendt	32	Vice President Global Marketing
Roman Trachtenberg	37	Managing Director, Luxoft North America
Vadim Iasenik	42	Managing Director, Western Europe
Directors
Glen Granovsky	50	Director
Stephen Eppleston*	46	Director
Yevgeny Senderov	35	Director
Brian Monk	60	Director
Anatoly Karachinskiy	52	Director
Thomas Pickering	82	Director Nominee*

*
Mr. Eppleston's term as director will end upon the effectiveness of the registration statement of which this prospectus forms a part, at which time he will be replaced by Mr. Pickering.

Executive officers

Dmitry Loshchinin—Chief Executive Officer and President

        Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin started his professional career as a software engineer in the early 1990's in Germany. Before joining us, Mr. Loshchinin served in management roles within leading software companies including Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI), and IBM Corp. In 1998, Mr. Loshchinin joined IBS Group, where he successfully implemented the "SAP R/3" enterprise resource planning software practice before taking charge of IBS Group's initiative to offer offshore software services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Math from Moscow State University and completed an executive education program at the University of Pennsylvania's Wharton School of Business.

Mikhail Friedland—Executive Vice President

        Mikhail Friedland has served as our Executive Vice President since 2006. Mr. Friedland oversees our services and industry verticals, as well as our corporate sales and overall strategy for winning business. Mr. Friedland has more than 20 years of experience in the IT and software services industry. Prior to joining us, Mr. Friedland worked as a software engineer for Merrill Lynch, Lehman Brothers, and Medco (now Merck). In 1993, Mr. Friedland co-founded IT Consulting International (ITCI), which provided consulting and later outsourcing services for various U.S. clients including AIG, Citibank, Lehman Brothers, Markit, Morgan Stanley and Bunge. In 2006, we acquired ITCI. Mr. Friedland completed an executive education program at the University of Pennsylvania's Wharton School of Business.

Roman Yakushkin—Chief Financial Officer

        Roman Yakushkin has served as our Chief Financial Officer since 2006. Mr. Yakushkin has over 15 years of financial experience. Prior to joining us, Mr. Yakushkin held several senior financial positions with a number of leading companies including MTS (Mobile Telesystems), FESCO and Louis Dreyfus. Mr. Yakushkin holds a Master of Business Administration degree from INSEAD and a University degree in Oriental Studies from Far Eastern State University. He is also a Chartered Financial Analyst.

Przemyslaw Berendt—Vice President Global Marketing

        Przemyslaw Berendt joined us as Managing Director for Poland in 2010, and has served as our Vice President of Global Marketing since April 2011. Mr. Berendt is responsible for our overall marketing strategy. Prior to joining us, Mr. Berendt served in the Global Business Services division of Procter & Gamble, and as a branch manager of Betware, a mid-size, international software development company. Mr. Berendt holds a Master of Science degree in Computer Science from DePaul University, a Bachelor of Arts degree in Computer Science from the National-Louis University, and an Associate's Degree in Programming from Blackhawk Technical College.

Roman Trachtenberg—Managing Director, Luxoft North America

        Roman Trachtenberg joined us in 2009 as Financial Services Accounts Director, and has served as CEO of Luxoft North America since 2011. Mr. Trachtenberg has more than 15 years of technology experience, and has managed global organizations with more than 500 employees in the financial services, consumer and real estate sectors. Prior to joining us, Mr. Trachtenberg served as Chief Operating Officer at SMINEX LLC and as Vice President of Operations at Rosbuilding Investment Company, both Russian private equity firms. Mr. Trachtenberg has also held management positions at companies including Republic National Bank of New York, Gateway Inc., Deutsche Bank and AIG. Mr. Trachtenberg holds a Bachelor's degree in Business Administration from Southern State University.

Vadim Iasenik—Managing Director, Western Europe

        Vadim Iasenik joined us in 2010 as Managing Director of Western Europe. Mr. Iasenik has more than 20 years of experience in senior positions in major international companies such as AIG, J.P. Morgan, Gateway, Inc. and Prudential Securities. Mr. Iasenik has also served as Senior Vice President of Rosbuilding and CEO of SMINEX LLC. Mr. Iasenik has also served as head of corporate finance IT at Deutsche Bank in London. Mr. Iasenik holds a Master's degree in System Engineering from South Russian State Technical University.

Directors

        Each of our directors was appointed pursuant to the Shareholders Agreement dated April 10, 2009 between IBS Group Holding Limited, Rus Lux Limited and Luxoft Holding, Inc (as amended), which will terminate on the listing of our ordinary shares on the NYSE. In connection with becoming a public company, we anticipate that the composition of our board of directors will change.

Glen Granovsky—Director

        Glen Granovsky has been a member of our board of directors since 2006. He has served as Director of IBS Group since 1999. He served as President and CEO of Luxoft USA, Inc (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., Oradel Equities Inc., News 360 International Group Inc., Paramus Enterprises Ltd., RS-Technologies Ltd. and BXA Investments Ltd. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint

Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master's degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.

Stephen Eppleston—Director

        Stephen Eppleston has been a member of our board of directors since 2011. Mr. Eppleston currently serves as Corporate and Trust Services Director for OCRA Limited. Prior to joining OCRA, Mr. Eppleston held managerial roles within the corporate service industry of the Isle of Man. Mr. Eppleston received a Higher National Diploma degree in Financial Services from Teesside University in Middlesbrough, U.K.

Yevgeny Senderov—Director

        Yevgeny Senderov has been a member of our board of directors since 2013. Mr. Senderov is an Executive Director at VTB Capital Private Equity and Special Situations Group. Prior to joining VTB Capital, Mr. Senderov served as Vice President at Alfa Capital Partners, a fund that manages $700.0 million in investments. Mr. Senderov has previously worked at Credit Suisse, Moscow and New York, and Renova Media Enterprises. Mr. Senderov sits on the board of Russ Outdoor and Burger King Russia, and is also the President of Russ Outdoor. Mr. Senderov has an MBA from the University of Pennsylvania's Wharton School of Business, and a Bachelor's Degree in Economics from the University of Chicago.

Brian Monk—Director

        Brian Monk has been a member of our board of directors since 2009. Mr. Monk is the Group Finance and Compliance Director of OCRA Worldwide, where he is responsible for the financial management of OCRA Limited and its related companies internationally. Prior to joining OCRA, Mr. Monk served as finance director of consulting company Crouch Hogg Waterman Limited and as group chief accountant for Newshott Holdings Limited. Mr. Monk is a Chartered Accountant and has a Bachelor's of Accountancy degree from University of Glasgow.

Anatoly Karachinskiy—Director

        Anatoly Karachinskiy has been a member of our board of directors since 2013. Mr. Karachinskiy is the co-founder and CEO of our parent, IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy has previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has been the chairman of the advisory board of IBS Group and is the chairman of the board of a number of IBS Group subsidiaries. Mr. Karachinskiy has a degree in systems engineering from the Moscow Institute of Railroad Engineers.

Thomas Pickering—Director nominee

        Thomas Pickering is a director nominee. Mr. Pickering is the Vice Chairman at international consulting firm, Hills & Company. He served as Senior Vice President for International Relations at the Boeing Company until his retirement in 2006. Prior to joining the Boeing Company, Mr. Pickering served as U.S. Under-Secretary of State for Political Affairs at the U.S. State Department. Mr. Pickering was U.S. ambassador to the Russian Federation, India, Israel, El Salvador, Nigeria, and the Hashemite Kingdom of Jordan. Mr. Pickering received a bachelor's degree in history from Bowdoin College and a master's degree from the Fletcher School of Law and Diplomacy at Tufts University.

Corporate governance practices

        After the completion of this offering, we will be a "controlled company" under the corporate governance rules of the NYSE. A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. We will be a controlled company on the basis of IBS Group having         % of our voting power immediately following this offering.

        Pursuant to the "controlled company" exemption, we will not be required to have a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee's purpose and responsibilities, and is subject to an annual performance evaluation. In the event that we cease to be a controlled company, we may elect to comply with these provisions within the transition periods specified in the corporate governance rules, or we may avail ourselves of the exemption from corporate governance rules afforded to foreign private issuers, as discussed below.

        The "controlled company" exemption does not modify the independence requirements for our audit committee. See "—Audit committee." In addition, although we will not be required to make a formal determination regarding the independence of our directors under NYSE's corporate governance rules, we have determined that Mr. Pickering is independent under NYSE corporate governance rules.

        As a foreign private issuer, we have elected to apply the corporate governance rules of the NYSE with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE's requirements, including in the event we are no longer eligible for the "controlled company" exemption. A foreign private issuer that elects to follow a home country practice instead of the NYSE's requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain NYSE corporate governance requirements are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See "Management—Corporate governance practices." Accordingly, our shareholders may not be afforded the same protection as provided under NYSE corporate governance rules.

        Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Board structure and compensation of directors

        Upon completion of the offering, our board of directors will consist of five members. Our board has determined that Thomas Pickering is independent under applicable Securities and Exchange Commission and NYSE rules.

        Our directors have not historically received compensation for their services, however we do reimburse our directors for reasonable and documented travel expenses incurred to attend board meetings. One of our directors, who served as president and CEO of our subsidiary, Luxoft USA, Inc., between 2006 and 2010, was awarded a small number of shares in June 2012 under our stock option plan for his contributions to us, including in his role as director. The total value of the shares granted was $196,000. Additionally, as an independent director, Mr. Pickering, will receive $10,000 per board of directors meeting he attends in his capacity as director, and $2,500 for every audit committee or compensation committee meeting he attends in his capacity as head of such committee. None of our directors is party to a service contract that provides for benefits upon the termination of the director's engagement.

Board committees

Audit committee

        Our audit committee will consist of Messrs. Brian Monk, Thomas Pickering and Glen Granovsky.

        Under the Securities and Exchange Commission and NYSE corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors. We will rely on the phase-in rules of the Securities and Exchange Commission and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member who is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members who are independent within 90 days of effectiveness and all members who are independent within one year of effectiveness. Our board of directors has determined that Mr. Pickering is "independent" as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, and the general test for independence under NYSE governance rules.

        All members of our audit committee meet the requirements for financial literacy under the applicable rules of the NYSE. We do not currently have an audit committee financial expert as such term is defined by the Securities and Exchange Commission. However, our board of directors has determined in its business judgment that our existing committee members have the ability to oversee our financial statements based on their extensive business backgrounds and that Mr. Pickering has accounting or related financial management expertise under NYSE rules. We will have an audit committee financial expert, as such term is defined by the Securities and Exchange Commission, within 90 days of the effectiveness of the registration statement of which this prospectus forms a part.

        Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NYSE, which include:

  •
  retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

  •
  pre-approval of audit and non-audit services to be provided by the independent auditors;

  •
  reviewing with management and our independent director our quarterly and annual financial reports prior to their submission to the Securities and Exchange Commission; and

  •
  approval of certain transactions with office holders and controlling shareholders, as described above, and other related party transactions.

Compensation committee

        Our compensation committee will consist of Mr. Pickering, Mr. Karachinskiy and Mr. Granovsky. Mr. Pickering will serve as the Chairman of the compensation committee. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee which include:

  •
  reviewing and recommending overall compensation policies with respect to our Chief Executive Officer and other executive office holders;

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other office holders including evaluating their performance in light of such goals and objectives and determining their compensation based on such evaluation;

  •
  implementing and administering our stock option plans for all employees, including reviewing and approving the granting of options and other incentive awards; and

  •
  reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Duties of directors

        Under British Virgin Islands law, our board of directors have a duty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances. In fulfilling their duty of care to us, our board of directors must ensure compliance with the BVI Act and our Amended Memorandum and Articles of Association. Under the Section 184B of the BVI Act, "if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes this Act or the memorandum or articles of the company, the Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, this Act or the memorandum or articles."

        Under the BVI Act, the board of directors has the responsibility and have all the powers necessary for managing or directing or supervising our business and affairs, including, but not limited to, the following:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company.

Compensation

Compensation of executive officers

        The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock based compensation for the year ended March 31, 2013, was $7.6 million. We did not set aside any amounts for pension, severance, retirement or similar benefits or expenses. The foregoing does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in the British Virgin Islands.

Stock option plan

SOP I and SOP II

        On March 25, 2010, our board of directors adopted our Stock Option Plan, or SOP. At that time, our board of directors reserved up to 8.0% of our then-outstanding ordinary shares, or 2,434,796 ordinary shares, for issuance in connection with the vesting of options to be granted under the SOP to our employees and managers and employees and managers of our designated subsidiaries and associated companies. We refer to these options as SOP I. On December 13, 2011, our board of directors reserved an additional 2.0% of our then-outstanding ordinary shares, or 621,124 ordinary shares, for issuance in connection with the vesting of options that may be granted under the SOP. We refer to these options as SOP II.

        IBS Group incorporated a special purpose vehicle, Luxoft SOP Company S.A., a British Virgin Islands company, to operate the SOP. The SOP is implemented by way of option agreements among IBS, Rus Lux Limited, the participants, us and Luxoft SOP. Under the SOP, we issue our ordinary shares to Luxoft SOP in connection with the vesting of SOP options, and Luxoft SOP then transfers such shares to participants in accordance with the option agreements.

        The SOP is administered by the SOP Committee, a special committee appointed by our board of directors to adopt any decisions and execute any documents required in order to implement and administer the SOP and the option agreements. In connection with this offering, the administration of the SOP will be transferred to our compensation committee. Options granted under the SOP vest at such times and upon such terms and conditions as set forth in the option agreements. Holders of options granted under the SOP may exercise their options without payment of an exercise price.

        Each option granted under the SOP I is divided into five tranches. The first tranche became exercisable on March 31, 2010 without any conditions. The second, third, and fourth tranches became or become exercisable on March 31, 2011, 2012, and 2013, respectively, generally subject to the condition that the participant remains employed with us or any of our affiliates as of the relevant dates. The fifth tranche becomes exercisable on March 31, 2013, generally subject to the conditions that the participant remains employed with us or any of our affiliates as of such date and that we achieve certain EBITDA and revenue metrics for the year ended March 31, 2013. On June 14, 2012, our board of directors approved the acceleration of exercisability of the fourth and fifth tranches applicable to the options held by certain of our officers which resulted in the acceleration of 116,956 of options. One of the option agreements under the SOP I does not subject the exercisability of any tranches to any conditions. As of March 31, 2013, 2,368,800 of our ordinary shares had been granted under the SOP I; 364,420 options were exercised and underlying shares issued; 1,974,000 shares underlying options were vested, exercisable and issued to Luxoft SOP; and 30,380 options and underlying shares were not vested and remained to be issued in connection with the vesting of options.

        On December 14, 2011 our board of directors adopted a second stock option plan ("SOP II"). Under the SOP II, 621,124 shares were set aside for our employees and managers. The SOP II, like the SOP I, is administered by Luxoft SOP Company S.A. Each option granted under the SOP II is divided into four tranches. The first tranche became exercisable on June 15, 2012 without any conditions. The second and third tranches become exercisable on June 15, 2013 and June 15, 2014, respectively, subject to the condition that the participant remains employed with us or any of our affiliates as of the relevant dates. The fourth tranche becomes exercisable on June 15, 2014, subject to the conditions that the participant remains employed with us or any of our affiliates as of such date and that we achieve certain EBITDA and revenue metrics for the year ended March 31, 2014. EBITDA is defined as earnings before interest, tax, depreciation and amortization. On December 14, 2011, the SOP Committee approved the issuance of an aggregate of 585,032 options to purchase ordinary shares to forty participants. As of March 31, 2013, options with respect to 585,032 of our ordinary shares had been granted less the cancelled portion of 6,468 shares; 28,056 options were exercised and underlying shares issued; 113,316 shares underlying options were vested, exercisable and issued to Luxoft SOP; and 437,192 options and underlying shares were not vested and remained to be issued in connection with the vesting of options.

        Options granted under the SOP expire five years from the date on which the first tranche becomes exercisable. Upon his or her options becoming exercisable and before they expire, a participant may either provide a written exercise notice to Luxoft SOP to exercise such options, or enter into a written agreement with the parties to the option agreement for the exercisable options to be held by Luxoft SOP for an agreed term within the exercise period and to receive during such term an annual amount from Luxoft SOP equal to the dividends applicable to such options.

        The option agreements terminate in the event of termination of employment of the participant. If a participant's participation in the SOP is terminated due to "unacceptable termination grounds," as determined by the SOP Committee, including violation by the participant of the conditions of any non-compete agreement, the SOP Committee may in its discretion provide for one of the following: (i) the participant may retain the ordinary shares granted to him or her pursuant to the exercise of options but loses any options that were not exercised as of the date of termination, or (ii) the ordinary shares granted to him or her as of the date of termination will be subject to repurchase by Luxoft SOP at a nominal value and any options that were not exercisable or exercised as of the date of termination will be forfeited. If a participant's participation in the SOP terminates due to any other reason, including termination of the participant's employment by reason of mutual consent or the participant's death, the participant may retain his or her options that have become exercisable as of the date of termination, rounded up to the nearest number in whole shares. If a participant's employment is terminated by us or any of our affiliates as a result of a change of control (as defined in the option agreements), all of his or her options will immediately become fully exercisable.

        Under the SOP, Luxoft SOP may propose annually to participants to acquire their shares and/or assign their options in exchange for certain consideration to be determined by us. If the parties agree to such an acquisition or assignment, the parties will enter into a separate agreement reflecting the agreed upon terms.

        Participants are entitled to sell or otherwise dispose of the shares granted to them pursuant to the exercise of options subject to the preemptive rights of IBS Group, Rus Lux Limited and/or Luxoft SOP set forth in the option agreement. However, upon the closing of this offering, such preemptive rights will cease to exist.

        Options are non-transferable except in the event of a participant's death or if required by law.

        No provision of the option agreements may be amended unless such amendment is agreed to in writing by the participant, us and Luxoft SOP.

U.S. stock plan

        On June 14, 2012, our board of directors adopted the Luxoft Holding, Inc Stock Plan, or the U.S. SOP. The U.S. SOP generally permits the grant of stock options and restricted shares to our, and our affiliates', current and prospective directors, officers, employees and consultants. A total of 112,000 ordinary shares that were reserved for issuance under the SOP II may be delivered pursuant to awards granted under the U.S. SOP. The total amount of shares reserved for issuance was increased by 47,628 shares upon the closing of the FOSS transaction. See—"Managements Discussion and Analysis of Financial Condition and Result of Operations—Acquisitions and dispositions." As of the date of this prospectus, 109,060 options to purchase our ordinary shares were granted under U.S. SOP, 84,700 restricted shares were outstanding, and 24,360 shares were vested underlying options.

        Our board of directors, an authorized body designated by our board of directors, or another authorized delegate of our board of directors administers the U.S. SOP. The administrator's duties include (i) designating participants; (ii) determining the type or types of awards to be granted to a participant; (iii) determining the number of our ordinary shares to be covered by awards; (iv) determining the terms and conditions of any awards; (v) determining the vesting schedules of awards; (vi) accelerating the vesting or exercisability of awards; and (vii) interpreting, administering and reconciling any inconsistency in the U.S. SOP or award agreement. The administrator or our board of directors may amend or terminate the U.S. SOP at any time, except that no amendment or termination may adversely affect the rights of any participant to whom any award has been granted under the U.S. SOP without his or her written consent.

        Options granted under the U.S. SOP generally vest and become exercisable over a period of four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date and the rest vesting monthly over the next three years, subject to continued employment or service by the option holder on the relevant vesting date. Options generally expire upon the earlier of (i) ten years from the grant date, (ii) 90 days after the option holder ceases to be a director, officer, employee or consultant for any reason other than his or her death or termination of employment or service due to cause (as defined in the U.S. SOP), (iii) six months after the option holder's death or (iv) thirty days after the option holder ceases to be a director, officer, employee or consultant by reason of termination of employment or service due to cause. Unless otherwise determined by the administrator, the exercise price of options granted under the U.S. SOP may not be less than the fair market value per share on the date of grant.

        Restricted shares granted under the U.S. SOP to date generally vest in four tranches over a period of three years. The first tranche became vested on June 15, 2012 without any conditions. The second and third tranches become vested on June 15, 2013 and 2014, respectively, generally subject to the condition that the participant remains employed with us or any of our affiliates as of the relevant dates, except as described below. The fourth tranche becomes vested on June 15, 2014, generally subject to the conditions that the participant remains employed with us or any of our affiliates as of such date, except as described below, and that we achieve certain EBITDA and revenue metrics for the year ended March 31, 2014. If a participant's participation in the U.S. SOP is terminated based on "acceptable termination grounds" (as defined in the U.S. SOP), (i) the participant will retain the vested restricted shares and (ii) any unvested restricted shares will be immediately forfeited. If a participant's participation in the U.S. SOP is terminated based on "unacceptable termination grounds," (as defined in the U.S. SOP), his or her restricted shares will be treated as if his or her participation terminated for cause, as described below.

        If a participant is terminated for cause under the U.S. SOP, the administrator may in its discretion (i) permit such participant to retain all awards granted to him or her as of the date of termination but deny him or her future rights to shares, including the right to exercise options that have become vested but which the participant has not yet exercised; or (ii) exercise our right to buy back at a nominal value all restricted shares granted to the participant at the moment of termination and deny him or her any future right to restricted shares.

        If we are party to a change of control (as defined in the U.S. SOP) or merger, consolidation, combination, exchange of shares, reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split in which the outstanding number of our ordinary shares as a whole is changed or exchanged, the administrator may in its discretion adjust the terms and conditions of awards, including by providing for: (i) a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of awards or providing for a period of time for exercise prior to the occurrence of such event; (ii) a cash payment to the holder of an award in consideration for the cancellation of such award; or (iii) cancellation and termination of any option having a per share exercise price equal to or in excess of the fair market value of a share subject to such option without any payment or consideration. Generally, in the event of a change of control, if the participant does not remain in our employment or our successor entity's employment following such change of control, then any outstanding options or restricted shares held by such participant will immediately become fully exercisable and vested, as applicable.

        Participants are entitled to sell or otherwise dispose of the shares granted to them pursuant to U.S. SOP subject to the preemptive rights of IBS Group, Rus Lux Limited and/or Luxoft SOP set forth in the U.S. SOP. However, upon the closing of this offering, such preemptive rights will cease to exist.

        Awards under the U.S. SOP may not be transferred, except upon the participant's death by will or by the applicable laws of descent and distribution.

        Unless terminated earlier by our board of directors, the U.S. SOP will terminate on June 14, 2022.

Grant of options to our Chief Executive Officer

        Mr. Dmitry Loshchinin, our President and CEO, entered into an option agreement, dated September 27, 2010, with us, Luxoft SOP, IBS and Rus Lux Limited, providing for the terms of Mr. Loshchinin's participation under the SOP I (see "—Stock option plan"). According to Mr. Loshchinin's option agreement, Luxoft SOP granted him options to acquire free of charge 1,518,440 ordinary shares. For purposes of exercisability, such grant was divided into five tranches. The first tranche, comprising 873,516 options, became exercisable immediately without any conditions. The second, third, and fourth tranches, comprising 5,152, 5,180 and 312,480 options, respectively, became or become exercisable on March 31, 2011, 2012, and 2013, respectively, subject to the condition that Mr. Loshchinin remains employed with us or any of our affiliates as of the relevant dates. The fifth tranche, comprising 322,112 options, becomes exercisable on March 31, 2013, subject to the conditions that Mr. Loshchinin remains employed with us or any of our affiliates as of such date and that we achieve certain EBITDA and revenue metrics for the year ended March 31, 2013. Upon his options becoming exercisable and before they expire, Mr. Loshchinin may either provide a written exercise notice to Luxoft SOP to exercise such options, or enter into a written agreement with the other parties to his option agreement for the exercisable options to be held by Luxoft SOP for an agreed term within the exercise period and to receive during such term an annual amount from Luxoft SOP equal to the dividends applicable to such options.

        In May 2013, Mr. Loshchinin exercised his option rights for 1,518,440 shares, which were transferred into Mr. Loshchinin's ownership.

        According to Mr. Loshchinin's option agreement, a portion of his options were granted in replacement of his 5% shareholding in Luxoft RM S.R.L. Under Mr. Loshchinin's option agreement, we have agreed to buy the relevant shares (5% in Luxoft RM S.R.L.) from Mr. Loshchinin, and Mr. Loshchinin has agreed to conclude and register such share transfer to us, which took place on October 21, 2010.

        Mr. Loshchinin's option agreement will terminate in the event of termination of his employment with us or any of our affiliates. If Mr. Loshchinin's employment terminates due to cause, the SOP Committee may in its discretion provide for one of the following: (i) he may retain the ordinary shares granted to him pursuant to the exercise of options but loses any options that he has not exercised as of the date of termination, or (ii) the ordinary shares granted to him as of the date of termination will be subject to repurchase by Luxoft SOP at a nominal value and any options that were not exercisable or exercised as of the date of termination will be forfeited. If Mr. Loshchinin's employment terminates due to any other reason, he may retain his options that have become exercisable as of the date of termination, rounded up to the nearest number in whole shares. If Mr. Loshchinin's employment is terminated by us or any of our affiliates as a result of a change of control (as defined in his option agreement), all of his options will immediately become fully exercisable.

        Pursuant to Mr. Loshchinin's option agreement, Luxoft SOP may propose annually to acquire his shares and/or assign his options in exchange for certain consideration to be determined by us. If the parties agree to such an acquisition or assignment, the parties will enter into a separate agreement reflecting the agreed upon terms.

        Mr. Loshchinin is entitled to sell or otherwise dispose of the ordinary shares transferred to him pursuant to the exercise of his options subject to the preemptive rights of IBS Group, Rus Lux Limited and/or Luxoft SOP set forth in his option agreement. However, upon the closing of this offering, such preemptive rights will cease to exist.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus and after this offering by:

  •
  each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

  •
  each of our directors, director nominees and executive officers individually; and

  •
  all of our directors, director nominees and executive officers as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 1, 2013, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on the 30,593,080 ordinary shares outstanding as of June 1, 2013, and the percentage of shares beneficially owned after the offering assumes                        ordinary shares outstanding upon the completion of this offering (which assumes that the underwriters will not exercise their option to purchase additional shares with respect to the offering). This table gives effect to the reclassification of all of our ordinary shares into 3,120,675 Class A ordinary shares and 27,472,405 Class B ordinary shares.

        As of March 31, 2013, we had four holders of record of our ordinary shares in the U.S. Together, giving effect to the reclassification that will occur upon the consummation of this offering, these holders                        % of our Class A ordinary shares in the aggregate, and none of our Class B ordinary shares, which represents                        % of our total voting power.

        All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Our Class A ordinary shares have one vote per share. Our class B ordinary shares have 10 votes per share. See "Description of Authorized Shares—Voting rights." Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, BVI.

        For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years, see "Certain Relationships and Related Party Transactions."

	Shares Beneficially Owned Before this Offering						Shares Beneficially Owned After this Offering
	Class A		Class B		% of Total Voting Power†	Number of Shares Being Sold	Class A		Class B		% of Total Voting Power†
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
5% Shareholders and Selling Shareholders:
IBS Group Holding Limited(1)	2,512,291	80.5	23,153,965	84.3	84.2
Luxoft SOP S.A.(2)	466,256	14.9	—	0.0	*
Rus Lux Limited(3)	—	0.0	2,800,000	10.2	10.1
Executive Officers, Directors and Director Nominees
Anatoly Karachinskiy	2,512,291	80.5	23,153,965	84.3	84.2
Przemyslaw Berendt(4)	7,644	*	—	0.0	*
Stephen Eppleston(4)	—	0.0	—	0.0	0.0
Mikhail Friedland	303,688	9.7	—	0.0	*
Glen Granovsky	12,852	*	—	0.0	*
Yevgeny Senderov	—	0.0	—	0.0	0.0
Vadim Iasenik	48,076	1.5	—	0.0	*
Dmitry Loshchinin	—	0.0	1,518,440	5.5	5.5
Brian Monk(4)	—	0.0	—	0.0	0.0
Roman Trachtenberg	48,132	1.5	—	0.0	*
Roman Yakushkin(4)	106,316	3.4	—	0.0	*
All executive officers and directors as a group (11 persons)	3,031,355	97.1	24,672,405	89.8	89.9

*
Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
Includes 466,256 shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group. See "Management—Compensation—Stock option plan." Mr. Anatoly Karachinskiy, the President and Chairman of the Advisory Board of IBS Group, owns 100% of BXA Investments Ltd., which owns 8,346,000 shares, or 37.7%, of IBS Group. Mr. Karachinskiy also owns 1,242,084 global depositary receipts each representing one share of IBS Group, or approximately 5.6% of IBS Group, deposited at The Bank of New York Mellon. Croyton Limited, which holds 4,472,078 shares, or 20.2%, of IBS Group, is the trustee for the IBS Group founders trust. Beneficiaries of this trust are, among others, Mr. Karachinskiy and Mr. Sergey Matsotskiy. Mr. Karachinskiy has voting and investment power with respect to the shares IBS Group beneficially owns and, therefore, may be deemed to have beneficial ownership of such shares. The address for IBS Group is Kissack Court, 29 Parliament Street, IMS 1JA, Ramsey, Isle of Man.

(2)
Luxoft SOP S.A. is an indirect wholly owned of IBS Group. See "Management—Compensation—Stock Option Plan."

(3)
Rus Lux Limited is a subsidiary of VTB Capital plc. The ordinary shares held by Rus Lux Limited were acquired in the ordinary course of its business and not for resale or distribution. VTB Capital plc is participating as an underwriter in this offering. The address of Rus Lux Limited is 4th Floor, West Wing, Trafalgar Court, Admiralty Park, St. Peter Port, Guernsey GY1 2JA, Channel Islands.

(4)
Consists only of options to acquire ordinary shares from Luxoft SOP Company S.A. Pursuant to rules of the Securities and Exchange Commission on beneficial ownership, shares underlying vested options are also deemed to be owned by IBS Group.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with IBS Group

        Our principal shareholder is IBS Group. IBS Group's global depositary receipts are listed on the Frankfurt Stock Exchange. IBS Group's business consists of two primary segments: IT services and software development. We comprise IBS Group's entire software development segment. As described in more detail below, historically, IBS Group's business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm's-length transactions, but will not continue to obtain financing from IBS Group. Following the completion of this offering, IBS Group will beneficially own        % of our outstanding ordinary shares and         % of our voting power, or        % of our outstanding ordinary shares and        % of our voting power if the underwriters exercise their over-allotment option in full.

Provision of services

        We have previously entered into, and continue to enter into a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from two to three years. Our framework recruitment services agreements are for a term of one year and are subject to automatic renewal unless either party terminates the agreement in advance. Our framework services agreements are on a mutually non-exclusive basis and contain neither minimum purchase requirements nor service commitments. The services agreements contain customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $3.4 million, $4.9 million and $8.0 million for the years ended March 31, 2011, 2012 and 2013, respectively. Following the closing of this offering, we will continue providing services to IBS Group affiliates on a regular basis in the ordinary course of our business.

Purchase of services

        We have previously entered into, and continue to enter into a number of written agreements and several arrangements with IBS Group affiliates for the purchase of IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements are for an initial term of one year subject to automatic renewal upon the expiration of each subsequent year unless either party terminates the agreements. The agreements also contain customary termination provisions, are on a mutually non-exclusive basis and contain neither minimum purchase requirements nor service commitments. The agreements contain customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates, excluding lease of premises described separately, amounted to $0.7 million, $0.5 million and $0.5 million for the years ended March 31, 2011, 2012 and 2013, respectively. Following the closing of this offering, we will continue purchasing IT and telecom and other services from IBS Group affiliates on a regular basis in the ordinary course of our business.

Purchase of equipment

        We have previously entered into, and continue to enter into several agreements for the purchase of software, computers and related components and other equipment from IBS Group affiliates.

The purchases were not on an installment basis, and we did not enter into any financing arrangements in connection with these purchases. The purchases were on an "as-is" basis.

        During the years ended March 31, 2011, 2012 and 2013, our total expenses in connection with the purchase of software, computers, related components and other equipment, excluding software licenses, amounted to $0.7 million, $1.3 million and $0.7 million respectively. We expect to continue purchasing equipment from IBS Group affiliates in the ordinary course of business.

Financing arrangements

        Between April 1, 2010 and March 31, 2013, we entered into a number of term loan agreements with IBS Group affiliates. The loans were unsecured and did not contain any material negative covenants. All of the loans pursuant to these agreements have been repaid. These loan agreements included:

  •
  An up to RUB60.0 million loan agreement between an IBS Group affiliate, as lender, and Luxoft Professional, as borrower, dated June 28, 2010. The largest amount outstanding under this agreement was RUB60.0 million. The loan bore interest in the amount of 13.0% per annum, and was repaid on July 29, 2010.

  •
  An up to $9.0 million loan agreement between IBS Group, as lender, and Luxoft International, as borrower, dated September 1, 2010. The largest amount outstanding under this agreement was $6.0 million. The loan was due on March 31, 2012, bore interest in the amount of 12.0% per annum, and was prepaid on October 18, 2011.

  •
  A RUB105.0 million loan agreement between an IBS Group affiliate, as lender, and Luxoft Professional, as borrower, dated October 19, 2010, RUB45.0 million of which was due 45 days, and RUB60.0 million of which was due 90 days from the initial drawdown date, at a rate of 16.0% per annum for the first 14 days starting on November 1, 2010, and 14.0% per annum for the remainder of the loan term, until the date of the repayment.

        On March 5, 2012, Luxoft International, as lender, entered into an unsecured $1.0 million term loan agreement with IBS Group, as borrower, for working capital purposes. This loan agreement has been amended three times, with the final loan amount being $4.8 million. The loan was due on December 31, 2012 and bore an interest at a rate of 9.0% per annum, and was offset against dividends on our shares payable to IBS Group on August 1, 2012.

        On October 4, 2012, Luxoft International, as lender, entered into an unsecured EUR 0.7 million term loan agreement with IBS International, an IBS Group affiliate, as borrower, for working capital purposes. The loan was due on October 4, 2013 and bore interest at a rate of 6.5% per annum, and was fully repaid as of March 31, 2013.

Novation and assignment of receivables

        In October 2011, we entered into two novation agreements and an agreement for the assignment of receivables with IBS Group. Under these agreements Luxoft International assumed loan obligations of Luxoft Canada LTD owed to IBS International in the amount of $2.1 million and transferred them to Luxoft Holding, Inc. On March 31, 2012, Luxoft International waived its rights to claim $0.3 million of the loan obligations of Luxoft Canada LTD from the amount of the transferred loan obligations. IBS International in its turn transferred all of its rights to the above loan obligations to IBS Group. In consideration for the assignment of receivables, IBS Group undertook to pay $2.1 million to IBS International.

        As the result of the above transactions, Luxoft Holding, Inc became the debtor of IBS Group and undertook to repay the loan within three months from October 6, 2011. On October 7, 2011, IBS Group waived its rights to claim the $2.1 million loan obligations of Luxoft Holding, Inc.

        As consideration for entering into the novation agreements, Luxoft Canada LTD and Luxoft International undertook to repay their respective debt obligations, each in the amount of $2.1 million to Luxoft International and Luxoft Holding, Inc, respectively, within five months from the effective dates of the respective novation agreements. In consideration for the assignment of receivables, IBS Group undertook to pay $2.1 million to IBS International. On October 10, 2011 Luxoft Holding, Inc waived its rights to claim the $2.1 million loan obligations of Luxoft International.

Acquisition agreements

        In connection with the procurement of financing for, and bank guarantees related to, our acquisition of Luxoft Professional Romania S.R.L. (formerly ITC Networks S.R.L.), we entered into three loan agreements with IBS Group for $20.0 million, $12.5 million and $10.4 million in July 2008, August 2009 and July 2010, respectively. The terms of these agreements mirror the terms of three loan and bank guarantee agreements between IBS Group and ZAO UniCredit Bank. IBS Group's loans from ZAO UniCredit Bank under these loan agreements were secured by a pledge equal to 25% of our outstanding ordinary shares plus one additional ordinary share. In addition, the loans were secured by our guarantee. The third agreement, entered into on July 22, 2010, bore interest at a rate of one month LIBOR plus 5% per annum and matured on July 21, 2013. As of March 31, 2013, these loans have been fully repaid and our shares were released from the pledge.

Guarantees and suretyships

        Between April 2010 and March 31, 2013, IBS Group and its affiliates entered into several agreements to unconditionally and irrevocably guarantee performance of our obligations under certain loan agreements with third-party lenders. The guarantees were limited by the maximum amount of the guaranteed obligations which include the principal amounts of the loans ranging from $2.0 million to $18.0 million, interest rate, default, penalty and other payments. The guarantees and suretyships entered into with IBS Group and its affiliates are irrevocable and IBS Group and its affiliates may not assign their respective rights and obligations to third parties. The guarantees and suretyships expire upon the full payment by us of the amounts underlying such guarantees and suretyships, or otherwise upon the expiration of the perpetuity period specified in such agreements. The list of guarantees effective as of March 31, 2013 is set forth below.

  •
  Guarantee by IBS Group to Amsterdam Trade Bank N.V., dated July 16, 2010.

  •
  Deed of guarantee by IBS Group to Deutsche Bank Ltd., dated April 21, 2011.

  •
  Guarantee by IBS Group to Amsterdam Trade Bank N.V., dated July 20, 2012.

  •
  Guarantee of IBS Group, among others, under full recourse receivables purchase agreement between Deutsche Bank AG, London Branch, and Luxoft International, dated November 28, 2012.

  •
  Suretyship agreement between IBS Group and ZAO Citibank, dated November 1, 2012 according to which IBS Group acts as a surety in favor of Luxoft Professional under its overdraft facility with ZAO Citibank, dated October 11, 2012.

        Between April 2010 and March 31, 2013, we, as surety, entered into a number of suretyship agreements to secure performance by IBS Group affiliates of their respective obligations under certain loan agreements and overdraft agreements with third-party lenders. The suretyships were limited by the maximum amount of the secured obligations which included the principal amounts of the loans ranging from $1.0 million to $12.5 million, interest rate, default, penalty and other payments. The list of agreements terminated as of March 31, 2013 includes suretyship agreements concluded in favor of ZAO UniCredit Bank, OAO MDM Bank and OAO Rosbank.

        The following agreements were still in effect as of March 31, 2013

  •
  Suretyship agreement between OAO Rosbank and Luxoft Professional, dated April 30, 2010. This agreement terminates on April 29, 2013.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated January 28, 2011. This agreement terminates on July 28, 2013.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated October 4, 2010. This agreement terminates on July 30, 2013.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated December 10, 2012. This agreement terminates on December 10, 2017.

  •
  Suretyship agreement between ZAO UniCredit Bank and Luxoft Professional, dated March 12, 2013. This agreement terminates on March 12, 2018.

Sublicensing and licensing agreements

        In March 2009, we entered into a sub-licensing agreement with an IBS Group affiliate. Under this sub-licensing agreement the IBS Group affiliate undertook to grant to us non-exclusive right to use certain licensed Microsoft software for an aggregate fee of $1.9 million payable in three portions. The rights are granted in three stages upon payment of the relevant portion of the fee to the IBS Group affiliate. The licenses granted under this agreement expired 36 months after the respective dates of the transfer of the rights pursuant to this agreement. During the year ended March 31, 2012, the aggregate fee paid by us under this agreement amounted to $1.0 million.

        In April 2012, we entered into a sub-licensing agreement with an IBS Group affiliate. Under this sub-licensing agreement the IBS Group affiliate undertook to grant to us non-exclusive right to use certain licensed Microsoft software for an aggregate fee of $1.4 million payable in three portions. The rights are granted in three stages upon payment of the relevant portion of the fee to IBS Group affiliate. The agreement is valid 36 months after the signing. During the year ended March 31, 2013, the aggregate fee paid by us under this agreement amounted to $0.3 million.

Sale of Luxoft Consulting

        On July 27, 2011, Luxoft Holding, Inc entered into an agreement with North West Distribution, a wholly owned subsidiary of IBS Group, to sell 100% of the shares of our subsidiary, Luxoft Consulting. Inc., a company engaged in outstaffing. In consideration for the sale, we were to receive $0.7 million. On July 27, 2011, we received the first installment in the amount of $0.3 million. The second installment of $0.4 million had to be received no later than April 15, 2012, provided that Luxoft Consulting achieved certain key performance targets for the fiscal year ended March 31, 2012. Luxoft Consulting has not met these targets for the fiscal year ended March 31, 2012, and, therefore, no second installment was paid by North West Distribution to Luxoft Holding, Inc.

Other related party transactions

        Between June 9, 2008 and March 31, 2013, we entered into agreements with ZAO VTB 24, VTB Capital plc, OAO VTB Bank and ZAO VTB Capital, all of whom are affiliates of our shareholder, Rus Lux Limited, for the provision of software development, installation, testing, adaptation, support and integration services, as well as modification and maintenance services. For the years ended March 31,

2011, 2012 and 2013, our revenues from our agreements with affiliates of Rus Lux Limited totalled $1.1 million, $2.0 million and $4.7 million, respectively.

Registration Rights Agreement

        On June 10, 2013, we entered into a registration rights agreement with IBS Group. Pursuant to a registration rights agreement, IBS Group has the right to request that we file a registration statement registering its shares, provided that the value of the shares to be registered is not less than $5.0 million, net of any underwriting discount or commission and provided further that we are not required to such registration statement before the later of 180 days of the pricing of this offering, or the expiration of IBS Group's lock-up agreement. IBS Group may also request that we file a registration statement on a Form F-3 or S-3, if we are eligible to use such form. The agreement requires a six-month waiting period between demand registrations.

        IBS Group has piggyback registration rights, which provide it with the right to register its shares in the event of an offering of securities by us. The piggyback registration rights are subject to certain restrictions and limitations, including the right of the managing underwriters to limit the number of shares included in such registration if it would interfere with the successful marketing of the shares.

        The registration rights agreement contains customary indemnification and contribution provisions. Registration rights under the registration rights agreement terminate when no registrable securities are outstanding.

DESCRIPTION OF AUTHORIZED SHARES

General

        We are a company incorporated in the British Virgin Islands and our affairs are governed by the provisions of our memorandum of association and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

        As of the date of this prospectus, pursuant to our memorandum of association and articles of association, we are authorized to issue a maximum of 80,000,000 ordinary shares of no par value of which 30,593,080 shares are in issue and outstanding. Immediately prior to the closing of this offering, all of the outstanding ordinary shares will be redesignated into 3,120,675 Class A ordinary shares and 27,472,405 Class B ordinary shares on a one-for-one basis.

        Under our Amended Memorandum and Articles of Association, which will become effective upon closing of this offering, we will be authorized to issue up to 80,000,000 ordinary shares, with no par value.

        The following are summaries of material terms and provisions of our Amended Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our ordinary shares. Unless otherwise stated, the following summaries are of the terms of our shares upon closing of this offering. This summary is not intended to be complete, and you should read the forms of our Amended Memorandum and Articles of Association, which will be filed as an exhibit to our registration statement on Form F-1. For information on how to obtain copies of our Amended Memorandum and Articles of Association, see "Where You Can Find Additional Information."

Description of authorized and issued shares

        On June 5, 2013, resolutions of our shareholders were passed to increase our number of authorized shares from 1,300,000 shares to 80,000,000 shares, and to split each of our ordinary shares into two new classes of shares comprised of 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, and in connection with the share split, the existing 30,593,080 shares issued by the Company will be redesignated so that all shareholders will receive Class A ordinary shares in the reclassification, except that IBS Group will receive Class A ordinary shares and Class B ordinary shares, and Rus Lux Limited and Dmitry Loshchinin will receive Class B ordinary shares.

Meetings of shareholders

        If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 30%.

        Subject to our Amended Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than ten days' written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

        A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

        A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote at the meeting. A quorum may comprise of a single shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person is a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

Rights attaching to shares

Voting rights

        Holders of our Class A ordinary shares and Class B ordinary shares have identical rights, including dividend and liquidation rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our shareholders, holders of our Class A ordinary shares are entitled to one vote per Class A ordinary share and holders of our Class B ordinary shares are entitled to 10 votes per Class B ordinary share. Except as required by any applicable law or as provided for in this prospectus, the holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders.

        Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members will be maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, which will enter the name of our shareholders in our register of members on the closing of the offering. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

        Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

        No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting. Shareholders of record may also pass written resolutions without a meeting.

        There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation. We have made provisions in our Amended Memorandum and Articles of Association to prohibit cumulative voting for such elections.

Protection of minority shareholders

        Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the corporation, our Amended Memorandum and Articles of Association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the Amended Memorandum and Articles of Association.

        There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's Amended Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

Conversion

        Each Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share. In addition, each Class B ordinary share will convert automatically into one Class A ordinary share upon the earlier of (i) such date as is specified by the affirmative vote or written consent of the holders of two thirds (2/3) or more of the outstanding Class B ordinary shares, (ii) the death or disability of a holder of Class B ordinary shares, (iii) a change of control transaction (as described in the Amended Memorandum and Articles of Association) with respect to a holder of Class B ordinary shares, (iv) any transfer, whether or not for value, except for certain transfers described in our Amended Memorandum and Articles of Association, including, without limitation, transfers to certain affiliates and for tax and estate planning purposes, so long as the transferring holder of Class B ordinary shares continues to hold exclusive voting and dispositive power with respect to the shares transferred, (v) the trading day immediately after the earliest date on which the number of outstanding Class B ordinary shares represents less than 10% of the aggregate combined number of outstanding Class A and Class B ordinary shares or (vi) on the seventh anniversary of the adoption of the Amended Memorandum and Articles of Association.

Preferred shares

        Upon the closing of this offering, our board of directors may, without further action by our shareholders, fix the rights, preferences, privileges and restrictions of such number of preferred shares as the board of directors in their sole discretion deems fit, in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A ordinary shares. The issuance of our preferred shares could adversely affect the voting power of holders of our Class A ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Pre-emption rights

        British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Amended Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law. There are no pre-emption rights applicable to the issuance of new shares under either British Virgin Islands law or our Amended Memorandum and Articles of Association.

Liquidation rights

        As permitted by British Virgin Islands law and our Amended Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Modification of rights

        As permitted by British Virgin Islands law, and our Amended Memorandum and Articles of Association, we may vary the rights attached to our Class A and Class B ordinary shares only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of a particular class of shares.

Transfer of shares

        Subject to any applicable restrictions set forth in our Amended Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

        Our board of directors may, in its absolute discretion, resolve to refuse or delay the registration of any transfer of any share for reasons that shall be specified in the Resolution of Directors. If our directors refuse or delay the registration of a transfer they shall, as soon as practicable, send to each of the transferor and the transferee notice of such refusal or delay in the agreed form.

Changes in authorized ordinary shares

        By resolution of our shareholders, we may (i) consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares; (ii) sub-divide our existing Class A ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; (iii) cancel any ordinary shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or (iv) create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

Share repurchase

        As permitted by the BVI Act and our Amended Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Forfeiture

        BVI law does not impose any procedures or timelines whereby the board may make calls on shareholders in terms of outstanding taxes or fees. See—"Taxation—Taxation in the British Virgin Islands." However, where a par value share is issued by a BVI company and is not fully paid, then section 47(3) of the BVI Act provides that the person to whom the share is issued is liable to pay to the company an amount equal to the difference between the price and the par value.

        In addition to the position under the BVI Act, article 5 our Amended Memorandum and Articles of Association sets out certain forfeiture procedures with respect to shares that are not fully paid on issue. Therefore, we may deliver a written call notice requiring payment within 14 days from the date of service of the notice. If the shareholder fails to pay for the shares, at or before the time set out in the notice, the shares may be forfeited.

        However, notwithstanding the forfeiture provisions in the Amended Memorandum and Articles of Association, our Class A shares and the Class B shares have no par value and the forfeiture provisions will not apply in respect of such shares.

Dividends

        Subject to the BVI Act and our Amended Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the 'solvency test'. A company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Untraceable shareholders

        We are entitled to sell any shares of a shareholder who is untraceable, as long as:

  •
  all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

  •
  we have not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

  •
  upon expiration of the twelve-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

        The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of directors

        We are managed by a board of directors which currently consists of five directors. Our Amended Memorandum and Articles of Association provide that upon the closing of this offering the board of directors shall consist of not less than two directors.

        Our shareholders may, pursuant to our Amended Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our Amended Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Amended Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Amended Memorandum and Articles of Association (if any).

        There are no share ownership qualifications for directors.

        Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

        A meeting of our board of directors will be competent to make lawful and binding decisions if at least a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

        Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass unanimous written resolutions without a meeting.

        The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our Amended Memorandum and Articles of Association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of their duties as director.

Issuance of additional ordinary shares

        Our Amended Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our Amended Memorandum and Articles of Association authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

Changes in authorized shares

        We are authorized to issue 50,000,000 Class A ordinary shares and 30,000,000 Class B ordinary shares which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

  •
  consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

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  sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act;

  •
  cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

  •
  create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

Inspection of books and records

        Under British Virgin Islands law holders of our ordinary shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) Amended Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder. See "Where You Can Find Additional Information."

        Subject to our Amended Memorandum and Articles of Association, our board of directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.

Differences in corporate law

        We were incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Delaware Corporate Law.

Conflicts of interest

        Pursuant to the BVI Act and the company's memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

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  vote on a matter relating to the transaction;

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  attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

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  sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Anti-money laundering laws

        In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

        We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

        If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Duties of directors

        British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Anti-takeover provisions

        The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals. Our Amended Memorandum and Articles of Association contain the following provisions which may be regarded as defensive measures: (i) a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; (ii) the prevention of "business combinations" with "interested shareholders" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in accordance with our articles of association by a general meeting of our shareholders or satisfies other requirements specified in our articles of association; (iii) directors' ability, in their absolute discretion, to decline to register any transfer of shares without assigning any reason; (iv) our board of directors' ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution; (v) restrictions on the ability of shareholders to call meetings and bring proposals before meetings; (vi) elimination of the ability of shareholders to act by written consent; and (vii) the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association.

Interested directors

        The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director's interest was disclosed to the board prior to the company's entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on the usual terms and conditions). As permitted by British Virgin Islands law and our Amended Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Voting rights and quorum requirements

        Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's Amended Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Mergers and similar arrangements

        Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

        Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of amended association and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Shareholder suits

        We are not aware of any reported class action or derivative action having been brought against the company in a British Virgin Islands court.

        Under the BVI Act, if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum of association or articles of the company, the BVI Court may, on the application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in that conduct.

        In addition, under the BVI Act, the BVI Court may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave for such derivative actions, the Court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters and whether an alternative remedy to the derivative claim is available.

        A shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. The BVI Act also includes provisions for actions based on oppression, and for representative actions where the interests of the claimant are substantially the same as those of other shareholders.

Corporate governance

        British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.

Indemnification

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Staggered board of directors

        The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company and our articles of association do not provide for a staggered board.

Transfer agent and registrar

        The transfer agent and registrar for our Class A ordinary shares is American Stock Transfer & Trust Company, LLC.

Listing

        We have applied to have our Class A ordinary shares approved for quotation on the NYSE under the symbol "LXFT".

SHARES ELIGIBLE FOR FUTURE SALE

        Following this offering, we will have an aggregate of                Class A ordinary shares and                Class B ordinary shares outstanding. Of these shares, the                Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, unless purchased by "affiliates", as that term is defined under Rule 144 of the U.S. Securities Act of 1933, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining                Class A and                Class B shares, representing        % of our outstanding shares, will be held by our existing shareholders. These shares will be "restricted securities" as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the U.S. Securities Act of 1933 or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up agreements

        We and our executive officers, directors, the selling shareholder and certain shareholders and optionholders, representing collectively substantially all of our outstanding ordinary shares, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares or cause a registration statement covering any Class A ordinary shares to be filed, except for the Class A ordinary shares offered in this offering without the prior written consent of the designated representatives of the underwriters, for a period of 180 days after the date of this prospectus. See "Underwriting."

Eligibility of restricted shares for sale in the public market

        The                Class A and                Class B ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under "—Rule 144." Pursuant to the Amended Memorandum and Articles of Association, a Class B ordinary share will generally convert automatically into a Class A ordinary share upon a transfer of such Class B ordinary share.

Rule 144

        In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale and are current in filing our reports. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or at any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of our Class A ordinary shares then outstanding; or

  •
  the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (or if no such notice is required, the transaction order or execution date).

        Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144.

Share options

        As of March 31, 2013, options to purchase a total of 437,192 ordinary shares were outstanding. In addition, 2,087,316 shares underlying options have been issued to Luxoft SOP. Of the ordinary shares subject to options                are subject to lock-up agreements. An additional 110,348 ordinary shares were available for issuance under our stock option plan. See "Management—Stock option plan."

        Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary subject to outstanding options or issuable pursuant to the SOP I, SOP II and U.S. SOP. Subject to Rule 144 volume limitations applicable to affiliates, ordinary shares registered under any registration statements will be available for sale in the open market beginning 90 days after the date of the prospectus except to the extent that the ordinary shares are subject to vesting restrictions with us or the contractual restrictions described above.

TAXATION

        The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Taxation in the British Virgin Islands

        The Government of the British Virgin Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its securityholders (who are not tax resident in the British Virgin Islands).

        The company, and all distributions, interest and other amounts paid by the company to persons who are not tax resident in the British Virgin Islands, are exempt from any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

        No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the company.

        All instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the British Virgin Islands, provided that they do not relate to real estate situated in the British Virgin Islands.

        There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the company or its securityholders.

United States federal income taxation

        The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of purchasing, owning, and disposing of Class A ordinary shares as of the date hereof. This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. This summary applies only to U.S. Holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

  •
  banks and other financial institutions;

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  insurance companies;

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  regulated investment companies;

  •
  real estate investment trusts;

  •
  dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

  •
  U.S. Holders holding Class A ordinary shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

  •
  U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  U.S. Holders liable for the alternative minimum tax;

  •
  tax-exempt organizations or entities, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

  •
  U.S. Holders that received the Class A ordinary shares as compensation for the performance of services;

  •
  U.S. Holders holding Class A ordinary shares that own or are deemed to own 10% or more of the voting shares of the Company; or

  •
  former citizens and residents of the United States subject to tax as expatriates.

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Class A ordinary shares in their particular circumstances.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Class A ordinary shares who is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Class A ordinary shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of purchasing, owning and disposing of Class A ordinary shares in their particular circumstances.

        Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. See "Taxation—Passive foreign investment company considerations" below. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of purchasing, owning, and disposing of Class A ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of purchasing, owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of distributions

        Distributions paid on Class A ordinary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to Class A ordinary shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder's adjusted tax basis in Class A ordinary shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held Class A ordinary shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional Class A ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

        With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our Class A ordinary shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such Class A ordinary shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our Class A ordinary shares are expected to be readily tradable on the NYSE after this offering. However, such reduced rate will not apply if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year.

        Dividends received on the Class A ordinary shares will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale or other taxable disposition of shares

        For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held Class A ordinary shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

        The amount of the gain or loss realized will be equal to the difference between a U.S. Holder's adjusted tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. A U.S. Holder's initial tax basis in its Class A ordinary shares will be the amount paid for the Class A ordinary shares.

Passive foreign investment company considerations

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, either:

  •
  at least 75% of its gross income is "passive income"; or

  •
  at least 50% of the average quarterly value of its total gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.

        We will be treated as owing our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities (other than gains that arise out of commodity hedging transactions, or that are foreign currency gains attributable to any section 988 transactions, or gains from commodities sold in an active trade or business) and securities transactions. In addition, if the non-U.S. corporation owns, directly or indirectly, at least 25% (by value) of the shares of another corporation, it will be treated as if it holds directly its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation.

        Based on certain estimates of our gross income, gross assets, the nature of our business, and, in respect of our taxable year ending March 31, 2014, the expected use of the proceeds from the offering of Class A ordinary shares and our anticipated market capitalization, we do not believe that we will be classified as a PFIC in our taxable year ending March 31, 2014 or in the future. However, there can be no assurance that we will not be considered a PFIC for any taxable year, because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (which will be determined based on our market capitalization) and activities in those years.

        If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of Class A ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections if, contrary to our expectation, we are classified as a PFIC. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

        If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

        If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our Class A ordinary shares or receives distributions with respect to our Class A ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, along with the U.S. Holder's federal income tax return for that year. If the Company were classified as a PFIC for a given taxable year, then holders should consult their tax advisers concerning their annual filing requirements.

        U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare tax

        Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Class A ordinary shares.

Information reporting and backup withholding

        Payments of dividends and proceeds from the sale or other taxable disposition that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

        The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign asset reporting

        Certain U.S. Holders who are individuals are required to report information relating to an interest in ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Class A ordinary shares.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives have severally agreed to purchase from us and the selling shareholder the following respective number of Class A ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
UBS Limited
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
VTB Capital plc
Cowen and Company, LLC

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the Class A ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the Class A ordinary shares offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

        We and the selling shareholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        VTB Capital plc, is part of VTB Capital Group, one of the leading investment banking organizations in Russia and Europe principally engaged in providing securities brokerage, investment banking and related financial services to institutions and corporations. VTB Capital plc will sell ordinary shares to U.S. investors through its U.S. registered "broker-dealer", which was registered as a broker-dealer in September 2011.

Commissions and discounts

        We have been advised by the representatives of the underwriters that the underwriters will offer the Class A ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. This offering of the Class A ordinary shares by the underwriters is subject to receipt and acceptance by the underwriters of the Class A ordinary shares offered hereby and subject to the underwriters' right to reject any order in whole or in part.

        The underwriting discounts and commissions per share are equal to the public offering price per share less the amount paid by the underwriters to us or the selling shareholder per share. We and the selling shareholder have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' option to purchase additional shares from us or the selling shareholder:

Total Fees
	Per Share	Without Exercise of Option to Purchase Additional Shares	With Full Exercise of Option to Purchase Additional Shares
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling shareholder	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.3 million, which includes an amount of approximately $0.2 million that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering. We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. ("FINRA") and "blue sky" expenses and the cost of any aircraft chartered in connection with the road show for this offering.

Option to purchase additional shares

        We and the selling shareholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                 additional Class A ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase from us and the selling shareholder approximately the same percentage of these additional Class A ordinary shares as the number of Class A ordinary shares to be purchased by it from us and the selling shareholder in the above table bears to the total number of Class A ordinary shares offered by this prospectus. We and the selling shareholder will be obligated, pursuant to the option, to sell these additional Class A ordinary shares to the underwriters to the extent the option is exercised. If any additional Class A ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table are being offered.

No sales of similar securities

        Each of our officers and directors, the selling shareholder, certain other shareholders and option-holders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any Class A ordinary shares or other securities convertible into or exchangeable or exercisable for our Class A ordinary shares or derivatives thereof owned by these persons, prior to this offering or Class A ordinary shares issuable upon exercise of options or warrants held by these persons, or make any public announcement of an intention to effect any such transaction, for a period of 180 days after the date of this prospectus, subject to certain exceptions. We have entered into a similar agreement with UBS Limited, as representative of the underwriters, subject to certain exceptions.

        Consent for the restricted transactions described above may be given by UBS Limited, as the representative of the underwriters, at any time without public notice, except in the case of a consent given to any of our officers or directors, in which case we will be required to announce such a consent in a press release at least two business days prior to the effective date of the consent if we are notified by at least three business days in advance thereof. There are no agreements between the representatives, on the one hand, and our officers, directors or the selling shareholder, on the other hand, releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Price stabilization, short positions and penalty bids

        In connection with this offering, the underwriters may purchase and sell our Class A ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional Class A ordinary shares from the selling shareholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares from the selling shareholder or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional Class A ordinary shares pursuant to the option granted to them by the selling shareholder. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering. Stabilizing transactions consist of various bids for or purchases of our Class A ordinary shares made by the underwriters in the open market prior to the completion of this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Class A ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A ordinary shares. As a result, the price of our Class A ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Listing

        We have applied to list our Class A ordinary shares on the NYSE under the symbol "LXFT".

Pricing of this offering

        Prior to this offering, there has been no public market for our Class A ordinary shares. Consequently, the initial public offering price of our Class A ordinary shares will be determined by negotiation among the selling shareholder, on the one hand, and UBS Limited, as the representative of the underwriters, on the other hand. Among the primary factors that will be considered in determining the public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that the selling shareholder and the representatives of the underwriters believe to be comparable to our business; and

  •
  estimates of our business potential.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Electronic offer, sale and distribution of shares

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Other relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        We provide software and application development outsourcing services to affiliates of UBS Limited, which accounted for 18.0% of our sales of services for the year ended March 31, 2013. During the year ended March 31, 2013, we also provided services to VTB Capital plc and its affiliates in the amount of $4.3 million. See "Certain Relationships and Related Party Transactions—Other related party transactions."

        UBS Limited, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for us and the selling shareholder and for no one else in connection with this offering. UBS Limited will not regard any other person (whether or not a recipient of this prospectus) as its client in relation to this offering and will not be responsible to anyone other than us and the selling shareholder for providing the protections afforded to customers of UBS Limited or for giving advice in relation to this offering or any transaction or arrangement referred to in this prospectus.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

Notice to prospective investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

  (c)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms for the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the PD 2010 Amending Directive to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

        This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive ("qualified investors") that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the "SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (the "FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the "DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to prospective investors in Australia

        This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

        The securities are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to prospective investors in Japan

        Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Russia

        The shares to which this prospectus relates will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in Russia or to any person located within the territory of Russia who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

        This prospectus should not be considered as a public offer or advertisement of the shares to which this prospectus relates in Russia and is not an offer, or an invitation to make offers, to purchase any such shares in Russia. Neither the shares nor any prospectus or other document relating to them have been registered with the Federal Service for Financial Markets of the Russian Federation and are not intended for "placement" or "public circulation" in Russia.

LEGAL MATTERS

        Certain legal matters in connection with this offering relating to United States law will be passed upon for us by White & Case LLP, New York, New York. Certain legal matters in connection with this offering relating to Russian law will be passed upon for us by White & Case LLC, Moscow, Russia. The validity of the Class A ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to British Virgin Island law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom (UK) LLP. Certain legal matters in connection with this offering relating to British Virgin Islands law will be passed upon for the underwriters by Ogier.

EXPERTS

        The consolidated financial statements of Luxoft Holding, Inc as of March 31, 2013, 2012 and 2011, and for each of the three years in the period ended March 31, 2013, appearing in this prospectus and registration statement have been audited by Ernst & Young LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The offices of Ernst & Young LLC are located at Sadovnicheskaya Nab. 77, bld. 1, Moscow, 115035, Russia.

ENFORCEABILITY OF CIVIL LIABILITIES

        Almost all of our assets are located outside of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States. We have appointed Luxoft USA Inc., 225 W. 34th St., Suite 1707, New York, NY 10122, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been advised by Conyers Dill & Pearman, our counsel as to British Virgin Islands Law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Conyers Dill & Pearman that at common law, the courts of the British Virgin Islands would recognize as a valid judgment, a final and conclusive judgment in personum obtained in the courts of all countries not covered by the British Virgin Islands Reciprocal Enforcement of Judgments Act (Cap. 65) (or, where applicable, the Foreign Judgments (Reciprocal Enforcement) Act (Cap. 27)) against the Company based upon the documents under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the British Virgin Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands and (f) there is due compliance with the correct procedures under the laws of the British Virgin Islands. Such a judgment would be enforced by treating the judgment as a cause of action and commencing an action on the foreign judgment debt in the Court of the British Virgin Islands, with a view to proceeding with the claim by way of summary judgment.

        We have been advised by White & Case LLC, our counsel as to Russian law, that judgments rendered by a court in any jurisdiction outside Russia will be recognized by courts in Russia only if an international treaty providing for the recognition and enforcement of judgments in civil cases exists between Russia and the country where the judgment is rendered and/or a federal law is adopted in the Russian Federation that provides for the recognition and enforcement of foreign court judgments.

        No such treaty exists between the United States and Russia for the reciprocal enforcement of foreign court judgments and no relevant federal law on enforcement of foreign court judgments has been adopted in Russia. Although, the Supreme Arbitration Court has recently upheld judgments of English and Dutch courts and enforced awards made by such courts on the basis of reciprocity and comity, without requiring the parties to litigate again on the merits, these rulings cannot be taken as precedents that will be followed in future. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the U.S Securities Act of 1933 relating to this offering of our Class A ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

        You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1 800 SEC 0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

        We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 120 days after the end of our fiscal year ended March 31, 2014 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 90 days after the end of each quarter.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Luxoft Holding, Inc
Consolidated financial statements
Years ended March 31, 2011, 2012 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Luxoft Holding, Inc

        We have audited the accompanying consolidated balance sheets of Luxoft Holding, Inc as of March 31, 2011, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luxoft Holding, Inc as of March 31, 2011, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLC
Moscow, Russia

June 7, 2013

Luxoft Holding, Inc

Consolidated balance sheets

(In thousands of US dollars, except share amounts)

	As of March 31,
	2011	2012	2013
Assets
Current assets:
Cash and cash equivalents	$8,607	$6,846	$4,499
Trade accounts receivable, net of allowance for doubtful accounts of $3,190 at March 31, 2011; $405 at March 31, 2012 and $487 at March 31, 2013	38,031	60,890	77,562
Work-in-progress	1,298	3,897	3,478
Due from related parties (Note 9)	3,695	3,981	6,811
VAT and other taxes receivable	2,419	344	810
Deferred tax assets (Note 12)	528	—	238
Advances issued	2,246	2,126	1,964
Assets of discontinued operations (Note 18)	2,300	—	—
Other current assets	1,262	1,516	1,650

Total current assets	60,386	79,600	97,012

Non-current assets:
Property and equipment, net (Note 4)	16,996	20,006	21,860
Intangible assets, net (Note 6)	12,045	10,389	22,357
Goodwill (Note 5)	10,990	10,990	11,351
Due from related parties (Note 9)	480	430	430
Other non-current assets	897	1,849	2,212

Total non-current assets	41,408	43,664	58,210

Total assets	$101,794	$123,264	$155,222

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated balance sheets (Continued)

(In thousands of US dollars, except share amounts)

	As of March 31,
	2011	2012	2013
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings (Note 7)	$12,384	$10,140	$16,576
Accounts payable	2,025	5,249	9,177
Advances received	37	199	1,384
Accrued liabilities (Note 8)	10,627	11,157	12,592
Due to related parties (Note 9)	14,566	4,986	261
Capital lease obligations, current portion (Note 10)	326	474	183
VAT and other taxes payable	2,972	4,546	4,489
Payable for business acquisition, current (Note 3)	2,265	755	2,015
Payable for software acquisition, current (Note 6)	—	—	3,265
Liabilities of discontinued operations (Note 18)	2,110	—	—
Deferred tax liability, current (Note 12)	—	66	230
Other current liabilities	333	175	178

Total current liabilities	47,645	37,747	50,350

Due to related parties—non-current (Note 9)	5,547	1,387	—
Deferred tax liability, non-current (Note 12)	3,173	3,163	3,464
Capital lease obligations, less current portion (Note 10)	369	200	6
Payable for acquisition, non-current (Note 3)	—	—	3,790
Payable for software acquisition, non-current (Note 6)	—	—	2,317

Total liabilities	56,734	42,497	59,927

Shareholders' equity:
Share capital (30,800,000 shares authorized, 29,118,040 issued and outstanding with no par value as at March 31, 2011; 36,400,000 shares authorized, 29,455,356 issued and outstanding with no par value as at March 31, 2012; and 36,400,000 shares authorized, 30,593,080 issued and 30,593,080 outstanding with no par value as at March 31, 2013) (Note 11)	—	—	—
Additional paid-in capital	41,072	45,476	50,936
Retained earnings	3,894	36,138	46,720
Accumulated other comprehensive loss	—	(879)	(2,393)

Total shareholders' equity attributable to the Group	44,966	80,735	95,263
Non-controlling interest	94	32	32

Total equity	45,060	80,767	95,295

Total liabilities and equity	$101,794	$123,264	$155,222

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars, except per share data)

	Years ended March 31,
	2011	2012	2013
Sales of services	$198,368	$271,142	$314,596
Operating expenses
Cost of services (exclusive of depreciation and amortization)	109,996	157,004	185,557
Selling, general and administrative expenses	51,039	64,720	76,911
Depreciation and amortization	6,344	7,742	8,981

Operating income	30,989	41,676	43,147

Other income and expenses
Interest expense, net	(3,522)	(2,151)	(1,277)
Gain (loss) from foreign currency exchange contracts	(320)	886	(621)
Other gain (loss), net	529	170	(1)
Net foreign exchange gain (loss)	914	(1,263)	(66)

Income from continuing operations before income taxes	28,590	39,318	41,182
Income tax expense (Note 12)	(2,043)	(3,210)	(3,645)

Income from continuing operations	26,547	36,108	37,537
Income (loss) from discontinued operations (Note 18)	(664)	80	—

Net income	25,883	36,188	37,537
Less: Net loss attributable to the non-controlling interest	1	62	—

Net income attributable to the Group	$25,884	$36,250	$37,537

Other comprehensive income, net of tax
Foreign currency translation adjustment	15	(879)	(1,514)

Comprehensive income	$25,899	$35,371	$36,023
Less: comprehensive income attributable to the non-controlling interest	—	—	—

Comprehensive income attributable to the Group	$25,899	$35,371	$36,023

Actual basic EPS per ordinary share (Note 17) and pro forma per Class A and Class B ordinary shares (Note 19):
Net income from continuing operations attributable to the Group	$0.91	$1.23	$1.27
Income (loss) from discontinued operations attributable to the Group	(0.02)	0.00	—

Net income attributable to ordinary shares	$0.89	$1.23	$1.27

Weighted average number of ordinary shares	28,621,824	29,286,348	29,662,696

Actual diluted EPS per ordinary share (Note 17) and pro forma per Class A and Class B ordinary shares (Note 19):
Diluted net income from continuing operations attributable to the Group	$0.90	$1.22	$1.24
Diluted loss from discontinued operations attributable to the Group	(0.02)	0.00	—

Diluted net income attributable to the Group	$0.88	$1.22	$1.24

Diluted weighted average number of ordinary shares	29,506,708	29,734,292	30,235,884

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of shareholders' equity

(In thousands of US dollars, except share amounts)

					Accumulated other comprehensive (loss)/income (net of tax effect of 0)
	Share capital					Total shareholder's equity attributable to the Group
				Retained earnings (accumulated deficit)
	Ordinary shares	Amount	Additional paid-in capital				Non- controlling interest	Total equity
Balances at March 31, 2010	28,000,000	$—	$39,759	$(21,990)	$(15)	$17,754	$95	$17,849

Net income for the year	—	—	—	25,884	—	25,884	(1)	25,883
Foreign currency translation adjustment	—	—	—	—	15	15	—	15

Total comprehensive income	—	—	—	—	—	25,899	(1)	25,898

Shares issued under the stock option plans (Note 16)	1,118,040	—	1,313	—	—	1,313	—	1,313

Balances at March 31, 2011	29,118,040	$—	$41,072	$3,894	$—	$44,966	$94	$45,060

Net income for the year	—	—	—	36,250	—	36,250	(62)	36,188
Foreign currency translation adjustment	—	—	—	—	(879)	(879)	—	(879)

Total comprehensive income	—	—	—	—	(879)	35,371	(62)	35,309

Shares issued under the stock option plans (Note 16)	337,316	—	2,246	—	—	2,246	—	2,246
Forgiveness of the parent company loans (Note 11)	—	—	2,128	—	—	2,128	—	2,128
Sale of Luxoft Consulting Inc. financed by the parent company (Note 18)	—	—	30	—	—	30	—	30
Dividend ($0.14 per share) (Note 11)	—	—	—	(4,006)	—	(4,006)	—	(4,006)

Balances at March 31, 2012	29,455,356	$—	$45,476	$36,138	$(879)	$80,735	$32	$80,767

Net income for the year	—	—	—	37,537	—	37,537	—	37,537
Foreign currency translation adjustment	—	—	—	—	(1,514)	(1,514)	—	(1,514)

Total comprehensive income	—	—	—	—	(1,514)	36,023	—	36,023

Shares issued under the stock option plans (Note 16)	1,024,436	—	5,460	—	—	5,460	—	5,460
Issuance of restricted shares in replacement of options (Note 16)	84,700	—	—	—	—	—	—	—
Issuance of restricted shares in connection with acquisition (Note 3)	28,588	—	—	—	—	—	—	—
Dividend ($0.91 per share) (Note 11)	—	—	—	(26,955)	—	(26,955)	—	(26,955)

Balances at March 31, 2013	30,593,080	$—	$50,936	$46,720	$(2,393)	$95,263	$32	$95,295

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Consolidated statements of cash flows

(In thousands of US dollars)

	Years ended March 31,
	2011	2012	2013
Operating activities
Income from continuing operations	$26,547	$36,108	$37,537
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation (Note 4)	3,807	5,337	6,843
Amortization(Note 6)	2,537	2,405	2,138
Deferred taxes (benefit) expense(Note 12)	(207)	599	152
Loss (gain) on foreign exchange	(914)	1,263	66
Provision for doubtful accounts (Note 2)	187	(1,861)	190
Share based compensation (Note 16)	1,313	2,246	5,460
Other	(254)	(101)	(13)
Changes in operating assets and liabilities:
Trade accounts receivable	(4,339)	(24,246)	(18,305)
Work-in-progress	(630)	(2,599)	419
Due to and from related parties	(4,573)	(174)	(4,636)
Accounts payable	(324)	4,309	989
Advances received	(150)	162	1,185
Accrued liabilities	3,263	530	1,435
Changes in other assets and liabilities	(1,420)	2,539	1,788

Net cash provided by operating activities	24,843	26,517	35,248

Investing activities
Purchases of property and equipment	(6,754)	(8,373)	(9,032)
Purchase of intangible assets	(140)	(834)	(2,033)
Proceeds from disposal of property and equipment	577	720	352
Acquisitions, net of cash acquired	(10,846)	(1,510)	(1,605)
Loans issued to related parties, net	—	—	(3,800)
Sale of Luxoft Consulting	—	283	—

Net cash used in investing activities	(17,163)	(9,714)	(16,118)

Financing activities
Proceeds from bank loans and promissory notes	29,471	10,156	22,022
Repayment of bank loans and promissory notes	(22,552)	(12,399)	(15,586)
Repayment of capital lease obligations	(232)	(531)	(485)
Overdraft facilities, net	(1,647)	421	413
Proceeds from loans from related parties	16,400	—	—
Repayment of loans to related parties	(24,597)	(11,835)	(5,547)
Dividend paid	—	(4,006)	(21,915)

Net cash used in financing activities	(3,157)	(18,194)	(21,098)

Effect of exchange rate changes on cash and cash equivalents	10	(370)	(379)

Net increase(decrease) in cash and cash equivalents	4,533	(1,761)	(2,347)
Cash and cash equivalents at beginning of year	4,074	8,607	6,846

Cash and cash equivalents at end of year	$8,607	$6,846	$4,499

The accompanying notes are an integral part of these consolidated financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements

1. Description of business and environment

        Luxoft Holding, Inc (the "Company") was incorporated as a company limited by shares under the laws of the British Virgin Islands ("BVI") on March 7, 2006. The Company has 19 subsidiaries across the Russian Federation, Ukraine, the United States of America, Romania, the United Kingdom, Canada, Switzerland, Poland, Cyprus, Vietnam and Singapore, collectively referred to as "Subsidiaries". The Company and its Subsidiaries are collectively referred to as the "Group". The Company is a subsidiary of IBS Group Holding Limited ("IBS Group").

        The Group is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large, multinational corporations. The Group's software development services consist of core and mission custom critical software development and support, product engineering and testing, and technology consulting. The Group's solutions are based on our proprietary products and platforms that directly impact our clients' business outcomes and efficiently deliver continuous innovation. The Group's products are part of its current portfolio of proprietary solutions that have not been commercialized in the past. However, the Group intends to grow its future sales using these products as stand-alone software and as a part of its software development services offering. The Group's platforms are also a part of its proprietary solutions portfolio that it utilizes within the scope of its software development services to clients. Most of the Group's platform components are available under non-commercial open source license to allow any potential user quickly evaluate the characteristics of the technology, but these components are not sufficient for a commercial use.

2. Basis of presentation and significant accounting policies

Basis of presentation

        The Russian subsidiaries of the Group maintain their statutory accounting records and prepare their financial statements in Russian rubles ("RUR") in accordance with the requirements of the Russian accounting and tax legislation. The subsidiaries of the Group registered outside the Russian Federation maintain their accounting records in United States dollars ("USD"), Euros ("EUR"), British pounds ("GBP"), Ukrainian hryvnias ("UAH"), Romanian lei ("RON") and Polish z?oty ("PLN") in accordance with the local or statutory requirements of the jurisdictions in which they are incorporated. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The accompanying consolidated financial statements differ from the financial statements of the subsidiaries issued for statutory purposes because they reflect certain adjustments, not recorded in the respective statutory accounting books that are appropriate to present the financial position, results of operations and cash flows.

Principles of consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly and majority owned Subsidiaries. This generally includes all companies over which the Company directly or indirectly exercises control, which generally means that the Group owns more than 50% of the voting rights in the Subsidiary. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities. The financial statements of the Subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Adjustments are made to

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

conform any dissimilar material accounting policies that may exist. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

        The list of subsidiaries of the Group is the following:

	% of ownership as at 31, March
Name of subsidiary	2011	2012	2013
Luxoft USA Inc.	100%	100%	100%
Luxoft Consulting Inc.	100%	n/a	n/a
Luxoft Consulting Strategies Inc.	100%	n/a	n/a
Luxoft International Company Ltd.	100%	100%	100%
Luxoft Switzerland GmbH	100%	100%	100%
Luxoft Professional LLC	100%	100%	100%
Luxoft Canada Ltd.	100%	100%	100%
Luxoft Eastern Europe Ltd.	100%	100%	100%
Luxoft UK Ltd.	100%	100%	100%
Luxoft GmbH (former Luxoft BmbH)	100%	100%	100%
Luxoft Ukraine LLC	100%	100%	100%
Luxoft Services LLC	100%	100%	100%
Luxoft Vietnam Company Ltd.	100%	100%	100%
Luxoft Dubna LLC	100%	100%	100%
Luxoft Spb LLC	90%	n/a	n/a
Luxoft Professional RM S.R.L. (former Luxoft RM S.R.L. and ITC Networks SRL (ITCN)	100%	100%	100%
Software ITC S.A.	98.23%	99.44%	99.44%
WellSoft Ltd.	51%	n/a	n/a
Luxoft Automotive LLC	51%	n/a	n/a
Luxoft Poland Sp.z.o.o.	100%	100%	100%
Luxoft LLC	90%	n/a	n/a
Luxoft Singapore PTE Ltd.	100%	100%	100%
ANO Training Center Luxoft	100%	100%	100%
Luxoft Research LLC	n/a	100%	100%
Luxoft Global Operations GmbH	n/a	n/a	100%

        The non-controlling interest is reported in the consolidated balance sheets as a separate component of equity and represents the aggregate ownership interests in the subsidiaries that are held by owners other than the Company.

Foreign currency translation

        For the majority of the Subsidiaries, the functional currency is USD because the majority of their revenues, expenditures, debt and trade liabilities are either priced, incurred, payable or otherwise measured in USD. Transactions and balances not already measured in the functional currency have been re-measured in USD in accordance with the relevant provisions of ASC 830, Foreign Currency Matters.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

        Monetary assets and liabilities denominated in currencies different from the functional currencies are re-measured at exchange rates prevailing on the balance sheet dates:

March 31, 2011:	March 31, 2012:	March 31, 2013:
US $1 = 28.4290 RUR,	US $1 = 29.3282 RUR,	US $1 = 31.0834 RUR,
US $1 = 7.960 UAH,	US $1 = 7.987 UAH,	US $1 = 7.993 UAH,
US $1 = 0.71 EUR,	US $1 = 0.75 EUR,	US $1 = 0.78 EUR,
US $1 = 2.893 RON,	US $1 = 3.2805 RON,	US $1 = 3.4455 RON,
US $1 = 0.624 GBP,	US $1 = 0.625 GBP,	US $1 = 0.658 GBP,
US $1 = 2.823 PLN;	US $1 = 3.117 PLN;	US $1 = 3.305 PLN;

        Non-monetary assets and liabilities, capital, revenues and costs are re-measured at historical exchange rates prevailing on the relevant transaction dates. Gains and losses on foreign currency transactions are charged or credited to operations.

        The Group uses the US dollar as its reporting currency. Therefore, the financial statements of the Subsidiaries that use a functional currency other than USD are translated into USD in accordance with ASC 830 using the current rate method. Assets and liabilities are translated at the rate of exchange prevailing at the balance sheet dates. Shareholders' equity is translated at the applicable historical rate. Revenue and expenses are translated at the monthly average rates of exchange. Translation gains and losses are included in accumulated other comprehensive income.

Comprehensive income

        ASC 220, Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. Accumulated other comprehensive income includes solely foreign currency translation adjustments.

Cash and cash equivalents

        The Group considers all highly liquid investments with a maturity of 90 days or less from the time of purchase to be cash equivalents.

Short-term investments

        Short-term investments represent investments in time deposits with financial institutions that have original maturities more than 90 days but less than twelve months. These investments are accounted for at cost, which approximates their fair values.

Accounts receivable, net

        Accounts receivable are shown at their net realizable value, which approximates their fair value. Allowances for doubtful accounts are made for specific accounts in which collectability is doubtful, as well as on overall allowance based on, the aging of accounts receivable, historical write-offs and current conditions.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

        Recoveries of losses from accounts receivable written-off in prior years are presented within income from operations in the Group's consolidated statements of comprehensive income. Collections in respect of prior year write-offs amounted to $141 for the year ended March 31, 2011 and $2,762 for the year ended March 31, 2012 and $950 for the year ended March 31, 2013.

        The table below summarizes changes in qualifying accounts for the years ended March 31, 2011, 2012 and 2013:

	Balance at the beginning of period	Charged to costs and expenses	Deductions/ other	Balance at the end of period
Allowance for doubtful accounts:
For the year ended March 31, 2011	3,019	187	(16)	3,190
For the year ended March 31, 2012	3,190	(1,861)	(924)	405
For the year ended March 31, 2013	405	190	(108)	487

        On October 17, 2011, the Group resolved a dispute over a $2,596 receivable, and on November 1, 2011, was able to sell the debt to a third party for $2,038, net of commissions, with no recourse. This resulted in a reversal of a related allowance for doubtful accounts and credit to bad debt expense.

Work-in-progress

        Work-in-progress includes costs related to uncompleted contract stages. Costs include direct costs such as professional compensation (payroll and related benefits), subcontracting, travel, materials and other items.

Property and equipment

        Property and equipment are carried at cost. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. The estimated useful lives for property and equipment are as follows:

Buildings	25 years
Motor vehicles, furniture and fixtures	5 years
Exhibition and demonstration equipment	3-4 years
Assets under capital lease	3 years
Computers and office equipment	3 years
Capitalized software	3 years
Leasehold improvements	according to lease contracts

        Upon disposition of an asset, its accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred.

Intangible assets

        Intangible assets, principally software and acquired contract-based customer relationships, partnership agreements, software and brands are amortized on a straight-line basis over their estimated useful lives, on average 5 to 8 years.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

Goodwill

        Goodwill represents an excess of the cost of business acquired over the fair value of identifiable net assets at the date of acquisition. Goodwill is reviewed for impairment annually or whenever it is determined that one or more impairment indicators exist. The Group determines whether impairment has occurred by assigning goodwill to the reporting unit identified in accordance with ASC 350, Intangibles—Goodwill and Other, and comparing the carrying amount of the reporting unit to the fair value of the reporting unit. If an impairment of goodwill has occurred, the Group recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill.

Software costs

        Under the provisions of ASC 350, Intangibles—Goodwill and Other, the Group capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and the Group's management has authorized further funding of the project which it deems probable to be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Capitalized software development costs are amortized using the straight-line method over the expected useful life of the software (generally 3 to 5 years).

Research and development costs

        Research and development costs are expensed as incurred.

Long-lived assets

        In accordance with ASC 360, Property, Plant, and Equipment, and ASC 205, Presentation of Financial Statements, long-lived assets to be held and used by the Group, including intangible assets that are subject to amortization, are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Group bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Group determines whether impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Group recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No impairment expense related to long-lived assets was recognized during the years ending March 31, 2011, 2012 and 2013.

Income taxes

        The Group computes and records income tax expense in accordance with ASC 740, Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities at each reporting date, and are measured using the enacted tax rates and laws that will be in effect when differences are expected to reverse.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

        A valuation allowance is established when it is more likely than not that some portion of the deferred tax assets will not be realized. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign Subsidiaries of the Group that are essentially permanent in duration were $3,833, $1,226 and $1,107 as of March 31, 2011, 2012 and 2013, respectively. The Company and its Subsidiaries file separate tax returns and, therefore, actual taxes and deferred taxes are estimated on a separate basis.

        ASC 740, Income Taxes clarifies the accounting for uncertainty in income taxes recognition. ASC 740 prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Group believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Group cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Group and, even if the Group believes its tax positions are correct, may determine to make settlement payments in order to avoid the costs of disputing particular positions taken.

Revenue recognition

        The Group generates revenues primarily from software development services, including in such areas of competence as (a) custom software development and support, (b) product engineering and testing and (c) technology consulting. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

        The Group recognizes sales from time-and-material contracts as services are performed, based on actual hours and applicable billing rates, using the proportional performance method, with the corresponding cost of providing those services reflected as cost of sales. The majority of such sales are billed on a monthly basis whereby actual time is charged directly to the client at negotiated hourly billing rates.

        The Group recognizes sales from fixed price contracts based on the proportional performance method, during the period in which amounts become billable in accordance with the terms of the Group's contracts. Services under fixed price contracts are delivered in stages. Revenues recognized for completed stages are generally representative of the percentage of completion of the entire contract, as they are based on hours incurred compared to the total hours estimated for the completion of the entire contract. Costs related to completed stages are expensed as incurred, while those related to uncompleted stages are recorded in work-in-progress on the balance sheet. In instances where final acceptance is specified by the client, sales are deferred until all acceptance criteria have been met. In the absence of a sufficient basis to measure progress towards completion, sales are recognized upon receipt of final acceptance from the client.

        Revenue is stated net of any value-added taxes ("VAT") charged to clients.

        In the majority of cases, contracts with the Company's clients do not provide for a warranty. In a few client contracts, the Company warranted that the technology solutions it developed for its clients would operate in accordance with the project specifications without defects for a specified warranty

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

period. In the event that defects that the Company is held responsible for are discovered during the warranty period, the Company is obligated to remedy the defects. However, the Company is not contractually obligated to refund its clients any of the fees paid during this period. The Company generally provides in its contracts for testing and client acceptance procedures that are designed to mitigate the likelihood of warranty-related claims, although there can be no assurance that such procedures will be effective for each project. The Company has never incurred any material amounts with respect to the warranties for its solutions. Based on the above, the Company does not provide for or defer revenue related to warranty provisions in its client contracts.

        The Group evaluates its contracts for multiple deliverables, and, when appropriate, separates the contracts into separate units of accounting for revenue recognition. Apart from software development services, which generally include any software element that may exist in the arrangement as the Group's services are inseparable from a software deliverable, the only separate deliverable is support services. Support services, if they are required by customers, are generally contracted for and commence upon the completion of the custom software delivery. The Group allocates revenue to these deliverables in a multiple-element arrangement based upon their relative selling prices. The relative selling price is based on the price charged for the deliverable when it is sold separately. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed for each deliverable. For arrangements under fixed price contracts, software development revenue is recognized upon delivery of development services under the proportional performance method, as described above and for support services—on a straight-line basis over the support period, which is generally from 6 months to a year.

        The Group reports gross reimbursable travel and "out-of-pocket" expenses incurred as both sales and cost of sales in the consolidated statements of operations.

Business combinations

        The Group accounts for its business acquisitions under the purchase method. The total cost of an acquisition is allocated to the underlying assets, including intangible assets acquired, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, intangible and other asset lives and market multiples, among other items. The results of operations of acquired companies are included in the consolidated financial statements from the date of acquisition. After control is obtained, changes in ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

Advertising

        The Group expenses the cost of advertising as incurred. Advertising expenses for the years ended March 31, 2011, 2012 and 2013 were $698, $1,011 and $836, respectively, and are classified as selling expenses.

Social contributions

        The Group's Subsidiaries registered in the Russian Federation, Ukraine, the United Kingdom, the United States of America, Poland and Romania contribute to pension and social funds. These

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

contributions amounted to approximately $7,379, $11,177 and $12,891 for the years ended March 31, 2011, 2012 and 2013, respectively, and were expensed as incurred.

        The majority of these contributions are made by Subsidiaries in Russia, where social contributions tax is a mandatory tax consisting of contributions paid by employers to the Russian Pension Fund, the Russian Social Security Fund and Federal Medical Insurance Fund. The social contributions tax rate varies depending on employee's annual compensation between 8% and 22.0% for the Pension Fund; between 0% and 2.9% to the Social Security Fund; between 0% and 5.1% to the Federal Medical Insurance Fund; and between 0.2% and 8.5% for mandatory accident insurance.

Concentration of credit risk

        Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents, notes and trade accounts receivable. The Group deposits available cash with international financial institutions and local financial institutions in Russia. Deposit insurance is not offered by Russian financial institutions. To manage this credit risk, the Group's management periodically reviews the creditworthiness of the financial institutions in which it deposits cash.

        The carrying values of cash and cash equivalents and notes and trade accounts receivable approximate their fair values because of their high liquidity. The concentrations of credit risk associated with trade and other receivables are limited due to their dispersion across various companies and geographic locations, and ongoing procedures to monitor the creditworthiness of clients and other debtors. The Group generally does not require collateral to extend credit to its clients. As of March 31, 2011, the largest clients' balances accounted for 23%, 19%, 12%, 11% and 8%, of the total Group's accounts receivable. As of March 31, 2012, the largest clients' balances accounted for 36%, 15%, 9%, 8% and 7%, of the total Group's accounts receivable.

        As of March 31, 2013, the largest clients' balances accounted for 30%, 13%, 13%, 6% and 5%, of the total Group's accounts receivable. In the year ended March 31, 2011, the same clients accounted for 32%, 13%, 12%, 8% and 7% of the Group's revenues. In the year ended March 31, 2012, the same clients accounted for 31%, 17%, 10%, 7% and 7% of the Group's revenues. In the year ended March 31, 2013, the same clients accounted for 29%, 18%, 10%, 8% and 5% of the Group's revenues.

Use of estimates in preparation of financial statements

        The preparation of these consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

        The fair value of financial instruments, including cash and cash equivalents, short-term borrowings, which are included in current assets and liabilities, accounts receivable and accounts payable approximate the carrying value of these items due to the short-term maturities of such instruments.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

Fair value measurement

        The Group follows the provisions of ASC 820, Fair Value Measurements and Disclosures, and considers the following three levels of inputs to measure the fair value:

Level 1:	Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are non-active; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.
Level 3:	Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

        The changes in the Group's Level 3 financial instruments are presented below:

	Balance as of March 31, 2012	Additions	Repayment	Balance as of March 31, 2013
Payable for business acquisition, at fair value (Note 3)	$—	$6,655	$(850)	$5,805
Payable for software acquisition, at fair value (Note 6)	—	5,582	—	5,582

Total	$—	$12,237	$(850)	$11,387

        The Group used Level 3 inputs when determining the fair value of contingent payable for business acquisition (Note 3), contingent payable for software acquisition (Note 6), Luxoft reportable unit for the purposes of determining goodwill impairment (see Note 5), and the value of shares issued under the stock option plans of the Company (Note 16).

        In determining the estimated fair values of the reporting units, the Group employed a Discounted Cash Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

        The basis for the Group's cash flow assumptions includes forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility. In addition to that, the Group has to estimate the applicable discount rate and the terminal growth rates, where applicable.

Share-based compensation

        The Group accounts for stock-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation. Under ASC 718, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in their consolidated statements of comprehensive income. The cost of the equity instruments is measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employee is required to provide services in exchange for the equity instruments (see Note 16).

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

        The Group recognizes compensation cost for an award with service conditions on a straight-line basis over the requisite service period for the entire award.

Recent accounting pronouncements

Fair Value Measurements

        In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs", which clarifies Topic 820, "Fair Value Measurements and Disclosures", but also includes some instances in which a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with US GAAP and International Financial Reporting Standards issued by the International Accounting Standards Board ("IFRS"). The amendment is effective for public entities for interim and annual periods beginning after December 15, 2011. The adoption of the guidance did not have a material impact on the Company's financial statements.

Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment

        In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action.

        However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. Under the guidance in this ASU, an entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company does not expect ASU 2012-02 to have a material impact on its financial statements.

Technical Corrections and Improvements

        In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which includes substantive, limited-scope improvements. These are items that represent narrow and incremental improvements to US GAAP and are not purely technical corrections. This ASU includes amendments that identify when the use of fair value should be linked to the definition of fair value in Topic 820, Fair Value Measurement, and contains conforming amendments to the Codification to reflect the measurement and disclosure requirements of Topic 820. These amendments are referred to as Conforming Amendments. The Conforming Amendments to US GAAP included in this ASU are generally nonsubstantive in nature. Many of the amendments conform wording to be consistent with

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

the terminology in Topic 820. The amendments in this ASU that will not have transition guidance will be effective upon issuance for both public entities and nonpublic entities. For public entities, the amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The Company does not expect ASU 2012-04 to have a material impact on its financial statements.

Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarifies the scope of ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendment is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those years. The Company does not expect ASU 2013-01 to have a material impact on its financial statements.

Comprehensive Income

        In June 2011, the FASB issued ASU 2011-05, Comprehensive Income, which gives an entity the option to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total other comprehensive income, and a total comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The Group adopted this new guidance on April 1, 2012.

        In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. ASU 2011-05, as amended by ASU 2011-12, is effective for public entities for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group adopted this new guidance on April 1, 2012.

        In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. For public entities, the amendment is effective for reporting periods beginning after December 15, 2012 and early adoption is permitted. As the ASU 2013-01 impacts on presentation requirements only, the Company does not expect to have a material impact on its financial statements.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

2. Basis of presentation and significant accounting policies (Continued)

Receivables

        In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which improves disclosure requirements that facilitate financial statement users' evaluation of the nature of credit risk inherent in the entity's portfolio of financing receivables, the allowance for credit losses and changes in the allowance for credit losses. ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2011. The adoption of the guidance did not have a material impact on the Group's financial statements.

        In April 2011, the FASB issued ASU 2011-02, Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring, which provides additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The amendment is effective for public entities for the first interim or annual periods of adoption. Early adoption is permitted. The Group does not expect this amendment to have a material impact on its financial statements.

3. Businesses combinations

Acquisition of Freedom Professional Services & Technologies LLC ("FOSS")

        On February 20, 2013, Luxoft USA entered into an agreement with FOSS, an IT software development and integration company, and with two individual shareholders of FOSS, under which FOSS will assign to Luxoft USA several of its major contracts, including UBS and Standard & Poor's and also transfer its key employees to Luxoft USA together with technologies and related software tools, which will allow Luxoft to develop a new practice in SOA/Open Source, and to access new technologies.

        The Group concluded that the above acquisition qualifies as a business combination because it acquired required inputs and processes, as well as customer base, which substantially constitute a business.

        According to the agreement, Luxoft paid FOSS $850 upon signing and will pay contingent cash consideration and 28,588 the Company's Class A ordinary shares subject to the acquired FOSS business meeting certain revenue and gross margin conditions. The purchase was made on March 20, 2013. The amount of contingent consideration depends on meeting certain revenue and gross margin indicators. The total purchase consideration varies from $850, in case revenue and gross margin conditions are met, to $11,788, including payment in shares.

        The results of FOSS will be included in the consolidated statements of comprehensive income from April 1, 2013 due to proximity of the business combination to the reporting date of March 31, 2013 and immateriality of their results of operations from the date of acquisition to this reporting date. The FOSS assets and liabilities were included in consolidated balance sheet as of March 31, 2013. The pro-forma revenue and earnings of the combined entity as though FOSS was acquired as of April 1, 2011 would have been $319,092 and $38,070 for the year ended March 31, 2013, and $276,570 and $35,969 for the year ended March 31, 2012.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

3. Businesses combinations (Continued)

        The total consideration included:

Initial payment	$850
Estimated fair value of contingent cash consideration	5,267
Estimated fair value of contingent share-based consideration	538

Total consideration	$6,655

        This acquisition was accounted for as a purchase business combination in accordance with ASC 805 "Business Combinations". The following is the assets and liabilities of FOSS as of March 20, 2013 reflecting the purchase price allocation to the net assets acquired:

March 20, 2013
Intangible assets	6,389
Goodwill	361

Total assets	6,750

Deferred tax liability	(95)

Total liabilities	(95)

Total net assets acquired	6,655

Total purchase consideration	$6,655

        The Group's financial statements reflect the preliminary purchase price allocation based on the fair value of an identified client base in the amount of $6,389 which will be amortized over a period of 5 years. The purchase price excess over the fair value of net assets acquired amounted to $361 and was recorded as goodwill and allocated to Luxoft reporting unit.

4. Property and equipment

        Property and equipment consisted of the following as of March 31:

	2011	2012	2013
Land	$5,277	$5,277	$5,277
Buildings	3,554	3,554	3,554
Motor vehicles, furniture and fixtures	2,798	3,731	5,027
Assets under capital lease	927	1,437	1,437
Leasehold improvements	1,232	2,627	3,769
Software	3,355	4,580	5,267
Computers and office equipment	10,092	12,159	11,338

Total cost	27,235	33,365	35,669
Accumulated depreciation	(10,331)	(13,432)	(13,852)

	16,904	19,933	21,817
Assets under construction	92	73	43
Property and equipment	$16,996	$20,006	$21,860

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

5. Impairment of goodwill and long-lived assets

Goodwill

        The changes in the carrying amount of goodwill for the years ended March 31, 2011, 2012 and 2013 are presented below by reportable segment:

Luxoft
Balances at March 31, 2011	$10,990

Balances at March 31, 2012	$10,990

Acquisition of FOSS (Note 3)	361

Balances at March 31, 2013	$11,351

        Under the provisions of ASC 350, goodwill is tested annually for impairment as of March 31 of each year, or upon the occurrence of certain events or substantive changes in circumstances. In performing the first step ("Step 1") of the goodwill impairment test in accordance with ASC 350, the Group compared the net book values of its reporting units to their estimated fair values. In determining the estimated fair values of the reporting units, the Group employed a Discounted Cash Flow ("DCF") analysis. Determining estimated fair values requires the application of significant judgment.

        The basis for the Group's cash flow assumptions includes forecasted revenue, operating costs and other relevant factors, including estimated capital expenditures. Assumptions under this method have been adjusted to reflect increased risk due to current economic volatility.

        Except for the impairment of goodwill related to the Luxoft Consulting Inc. reporting unit (see Note 18), no impairment of goodwill had occurred as of the years ended March 31, 2011, 2012 and 2013.

6. Intangible assets

        Intangible assets consisted of the following as of March 31:

	Weighted- average useful lives	2011	2012	2013
Capitalized software	5 years	$4,824	$5,659	$13,373
Trade name	6 years	10	10	13
Websites	6 years	6	6	6
Contract-based customer relationships	6.7 years	14,367	14,367	20,756
Other	4 years	935	372	372

Total cost		20,142	20,414	34,520
Accumulated amortization		(8,097)	(10,025)	(12,163)

Total intangible assets		$12,045	$10,389	$22,357

        Amortization expense for intangible assets for the years ended March 31, 2011, 2012 and 2013 was $2,537, $2,405 and $2,138, respectively. Amortization expense for the succeeding five years is expected

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

6. Intangible assets (Continued)

to be as follows: year ended March 31, 2014—$2,397; March 31, 2015—$2,079; March 31, 2016—$1,903; March 31, 2017—$1,607 and March 31, 2018—$1,453.

        On December 31, 2012, Luxoft International entered into an agreement with Deutsche Bank AG (London Branch) and DB Services New Jersey, Inc. for the purchase of Horizon, a software product for comprehensive across-enterprise risk management and visualization. Pursuant to this agreement, Luxoft International agreed to pay 2.5 million Euro and 20% of the net revenues from the sale of this software to third parties during next five years. The Group estimated the fair value of the contingent liability as of December 31, 2012 in the amount of net present value of future revenue sharing payments totaling $2,378, which was estimated based on the forecasted revenues in the following 5 years discounted at 15%.

7. Short-term borrowings

        Short-term borrowings consisted of the following loans as of March 31:

	2011	2012	2013
Amsterdam Trade Bank N.V.	$5,320	$10,000	$12,430
VTB Bank (Austria) AG	2,600	—	—
Conbex Management Ltd	914	—	—
Argent Overseas	1,681	—	—
Elmford International Ltd	828	—	—
Executive Technology Limited	856	—	—
Deutsche Bank AG, London Branch	—	—	3,149
BNP Paribas Dublin Branch	—	—	812
Other	185	140	185

Total	$12,384	$10,140	$16,576

        The above loans have short-term maturities and bear interest ranging from 8.5% per annum to 10.0% per annum.

        On July 16, 2010, Luxoft USA, Inc. ("Luxoft USA") entered into a credit facility agreement with Amsterdam Trade Bank, N.V. for up to $10,000 ($5,320, $10,000 and $12,430 was drawn and outstanding at March 31, 2011, 2012 and 2013), which is to be repaid before July 16, 2013. Interest on amounts outstanding is accrued at 8.5% per annum. The loan taken under the above credit facility was secured by a conditional assignment of rights to receivables under certain sales contracts with the customers of Luxoft USA, Luxoft Eastern Europe Ltd. and is guaranteed by IBS Group. On December 30, 2011, the amount of credit facility agreement with Amsterdam Trade Bank, N.V. was increased for up to $18,000.

        On December 16, 2009, Luxoft International entered into an overdraft facility agreement with Amsterdam Trade Bank, N.V. for up to $1,600, which was later amended to increase the overdraft facility to up to $2,000. On July 20, 2012, Luxoft International renewed the overdraft facility agreement with Amsterdam Trade Bank, N.V for $2,000. As of March 31, 2012 and March 31, 2013 this facility had not been drawn down. The overdraft facility bears interest at a rate of 8.5% per annum, paid monthly. The maturity date of the overdraft facility is July 20, 2013. The overdraft facility is guaranteed by IBS Group.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

7. Short-term borrowings (Continued)

        On December 20, 2010, Luxoft Professional LLC ("Luxoft Professional") entered into an overdraft facility agreement with Deutsche Bank Ltd for 1.2 million Euros, which was subsequently increased to 3.0 million Euros. As of March 31, 2012 and March 31, 2013 this facility had not been drawn down. The overdraft facility bears interest at a rate of EONIA overnight interest rate +5.5% per annum, paid monthly. The maturity date on the overdraft facility is December 20, 2013. The overdraft facility is secured by IBS Group for up to 4.0 million Euros.

        On October 25, 2012, Luxoft Professional entered into an overdraft facility agreement with ZAO CITIBANK for $3,000. As of March 31, 2012 and March 31, 2013 no amounts under this facility were drawn or outstanding. The overdraft facility bears interest at a rate of LIBOR (1M) plus 2.25% per annum overnight interest rate, paid monthly. The overdraft facility is guaranteed by IBS Group.

        On September 27, 2010, Luxoft USA entered into a loan agreement with VTB Bank (Austria) AG for up to $10,000 with the interest rate of 3 month LIBOR plus 9.5% per annum and maturity period from August 4, 2011 to April 4, 2012. The loan was guaranteed by a conditional assignment of rights to receivables under certain sales contracts with the customers of Luxoft USA and Luxoft International Company Ltd. ("Luxoft International"). The loan was guaranteed by Luxoft International and IBS Group. The loan was fully repaid on March 5, 2012.

        On November 28, 2012, Luxoft International and its subsidiaries entered into full recourse receivable purchase facility agreement with Deutsche Bank AG, London Branch for the total amount up to $15,000. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR/EURIBOR/PLNWIBOR for the relevant purchase term (30/60 days) plus a margin of 4%, plus handling fees. The loan is guaranteed by IBS Group, Luxoft USA, Luxoft UK, Luxoft GmbH, Luxoft Poland and Luxoft International. The outstanding amount as of March 31, 2013 is $3,149.

        On January 15, 2013, the Group entered into an uncommitted receivables purchase agreement of up to $10,000 with BNP Paribas Dublin Branch. Under this agreement the Group can assign certain receivables in exchange for cash less a discount based on LIBOR for the relevant purchase term (30/60 days) plus 3% per annum. The obligations under the loan of two of the four borrowers in the Group, Luxoft USA, Inc. and Luxoft Eastern Europe Ltd, are jointly guaranteed by the other two borrowers in the Group, the Company and by Luxoft International Company Limited. There are no guarantors for the obligations of the Company or of Luxoft International Company Limited. The amount outstanding at March 31, 2013 is $812.

8. Accrued liabilities

        Accrued liabilities consist of the following as of March 31:

	2011	2012	2013
Compensation	$10,217	$10,822	$12,229
Other	410	335	363

Total	$10,627	$11,157	$12,592

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

9. Related party transactions

        The following table provides the balances with related parties as of March 31:

Due from related parties, current:

	2011	2012	2013
Loans due from IBS Group, current	$—	$1,000	$—
Loans due from employees	76	41	317
Receivable from related parties	3,619	2,940	6,494

Total due from related parties, current	$3,695	$3,981	$6,811

Due from related parties, non-current:

	2011	2012	2013
Loans due from Luxoft Consulting Inc., non-current	$480	$430	$430

Total due from related parties, non-current	$480	$430	$430

        As of March 31, 2013 the amount receivable from related parties includes accounts receivable from VTB Capital plc, an affiliate of one of the Group's shareholder.

Due to related parties, current:

	2011	2012	2013
Loans due to IBS Group—current portion of long-term debt	$11,835	$4,160	$—
Loans due to IBS International Ltd.	1,461	—	—
Payable to related parties	1,270	826	261

Total due to related parties, current	$14,566	$4,986	$261

Due to related parties, non-current:

	2011	2012	2013
Loans due to IBS Group, non-current	$5,547	$1,387	$—

Total due to related parties, non-current	$5,547	$1,387	$—

        On July 17, 2008, IBS Group and the Company entered into a loan agreement for up to $20,000 payable in 36 months at 1 month LIBOR plus 4.5% per annum. On August 11, 2009, IBS Group and the Company entered into a loan agreement for up $12,500 payable in 24 months at the rate of 1 month LIBOR plus 7.5% per annum. On July 22, 2010, IBS Group granted a loan to the Company for up to $10,400 for 36 months at 1 month LIBOR plus 5% per annum. All the loans were entered into to finance the ITC Networks SRL acquisition. The total amounts outstanding as of March 31, 2011, 2012 and 2013 were $17,382, $5,547, and $0 respectively, including a current portion of $11,835, $4,160 and $0, respectively.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

9. Related party transactions (Continued)

        The Group guaranteed $2,265, $3,483 and $0 of short-term debt of IBS Group's other subsidiaries at March 31, 2011, 2012 and 2013, respectively.

        In April 2011, the Group secured a loan under an agreement between UniCredit Bank and IBS Group dated July 21, 2010 by the pledge of 25% plus one share of the share capital of the Company. As of March 31, 2013 the loan was fully repaid and the shares have been released.

        On July 31, 2006, the Group provided a loan in the amount of $480 to Luxoft Consulting Inc., its subsidiary at that time, which was sold to IBS Group on July 27, 2011, and is now a subsidiary of IBS Group. The loan receivable bears no interest and is due on July 31, 2014. The total outstanding amounts as of March 31, 2011, 2012 and 2013 were $480, $430 and $430, respectively.

        On March 5, 2012, the Group, as a lender, entered into a loan agreement with IBS Group, as a borrower, in the amount of $1,000. The loan bears an interest rate of 9.0% per annum. In April and May 2012, the Group loaned additional $3,800 to IBS Group under the agreement. Subsequently in August 2012, the total debt of $4,915 including interest was offset against dividend (see Note 11).

        In the ordinary course of business, the Group continues to provide services to and purchases goods (computers and related components) and services (rent, professional, marketing and management services) from IBS Group subsidiaries and affiliated companies.

        The goods and services include software customization and other software subcontracting services to IBS Group subsidiaries and other companies affiliated with IBS Group.

        Sales of services included software customization and other software subcontracting services to IBS Group subsidiaries and other companies affiliated with IBS Group. Starting July 2012, it includes the software development services to VTB Capital plc, an affiliate of one of the Company's non-controlling shareholder. The terms of service agreements with IBS Group subsidiaries and other companies affiliated with IBS Group and with the Company's non-controlling shareholder do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

        Below are the related parties turnovers:

	For the years ended March 31,
	2011	2012	2013
Sales of services	$3,388	$4,924	$12,273
Purchase of goods	$731	$1,320	$658
Purchase of services	$737	$542	$486

10. Capital lease obligations

        Certain of the Subsidiaries lease computer and office equipment under capital leases expiring at various dates through 2014. Interest rates on the capital leases range from approximately 12% to 14%. Interest expenses on capital lease obligations for the years ended March 31, 2011, 2012 and 2013 comprised $35, $93 and $61, respectively.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

10. Capital lease obligations (Continued)

        Future minimum lease payments under capital leases for the years ending March 31 are as follows:

2014	193
2015	6

Total minimum payments	199
Less amount representing interest	(10)

Total capital lease obligations	189
Less current portion	(183)

Capital lease obligations, less current portion	$6

11. Shareholders' equity

        Before August 24, 2010, the Company had 140,000 ordinary shares authorized and 2,800 ordinary shares issued and outstanding with a nominal value of $0.04.

        In August 2010, the Company conducted a share split so that the number of shares increased from 140,000 authorized, 2,800 issued and outstanding shares with a par value of $0.04 to 30,800,000 shares authorized, and 28,000,000 issued and outstanding, respectively, with no par value. The above share split was accounted for retrospectively in the balance sheet and the statement of changes in shareholders' equity.

        On September 9, 2010, the Group issued 1,118,040 new shares pursuant to the Share-Based Compensation plan (see Note 16). As a result the total number of issued and outstanding shares increased to 29,118,040.

        On April 7, 2011, the Group issued 170,660 new shares pursuant to the Share-Based Compensation plan (see Note 16). As a result the total number of issued and outstanding shares increased to 29,288,700.

        During the year ended March 31, 2012, IBS Group forgave a loan of $2,128 to the Group.

        In December 2011, the Group paid a dividend to the shareholders in the amount of $4,006 ($0.14 per share) for the year ended March 31, 2011.

        In December 2011, the Company increased the authorized shares to 36,400,000 shares.

        On March 30, 2012, the Group issued 166,656 new shares pursuant to the Share-Based Compensation plan (see Note 16). As a result the total number of issued and outstanding shares became 29,455,356.

        On July 21, 2012, the Group declared a dividend in the amount of $26,955 ($0.91 per share) for the year ended March 31, 2012. A portion of the dividend in the amount of $4,915 was offset against the loan receivable from IBS Group (Note 9), another portion of the dividend in the amount of $21,915 was paid to the shareholders during the year ended March 31, 2013.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

11. Shareholders' equity (Continued)

        On June 15, 2012, the Group issued 343,028 new shares pursuant to the Share-Based Compensation plan (see Note 16), including 84,700 restricted shares. As a result the total number of issued and outstanding shares became 29,798,384.

        On March 20, 2013, the Group issued 28,588 new shares, that are subject to certain restrictions on transfer and other terms and conditions, pursuant to the purchase agreement of FOSS (see Note 3). As a result the total number of issued and outstanding shares became 29,826,972.

        On March 31, 2013, the Group issued 766,108 new shares pursuant to the Share-Based Compensation plan (see Note 16). As a result the total number of issued and outstanding shares became 30,593,080.

12. Income taxes

        The Group's income is subject to taxation under tax jurisdictions having different tax rates: the British Virgin Islands—0%, the Russian Federation (Russia)—20%, Ukraine—21%, Romania—16%, Poland—19%, the United States of America (USA)—35%, the United Kingdom (UK)—28%, Canada—35%, Germany—25%, Switzerland—8.5%, Cyprus—12.5% and Singapore—17%.

        Income tax expense consisted of the following for the years ended March 31:

	2011	2012	2013
Current income taxes
Russia	$(545)	$(630)	$(915)
Ukraine	(222)	(350)	(127)
Romania	(1,172)	(1,250)	(895)
USA	(215)	(290)	(381)
UK	(74)	(44)	(130)
Germany	(3)	(22)	(55)
Singapore	(16)	(19)	(23)
Cyprus	—	—	(882)
Poland	—	—	(60)
Switzerland	(3)	(6)	(25)

Total current income tax expense	$(2,250)	$(2,611)	$(3,493)

Deferred taxes
Russia	$1	$(350)	$(133)
Romania	206	(249)	211
Cyprus	—	—	(230)

Total deferred tax benefit (expense)	207	(599)	(152)

Total income tax expense	$(2,043)	$(3,210)	$(3,645)

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

        The reconciliation between the income tax expenses reported in the accompanying consolidated financial statements and income before taxes applicable to the Group's income is provided below:

	Years ended March 31,
	2011	2012	2013
Income tax (expense) benefit computed on income before taxes and minority interest at statutory tax rate applicable in the Company's tax jurisdiction (0% for British Virgin Islands)	$—	$—	$—
Different tax rates of subsidiaries	(1,379)	(2,366)	(2,866)
Tax effect of non-deductible expenses at applicable tax rates	(418)	(838)	(430)
Accrued tax claims	—	—	(63)
Tax on distribution of earnings of subsidiaries	—	—	(230)
Change in valuation allowance	(246)	(46)	—
Other	—	40	(56)

Income tax expense reported in accompanying consolidated financial statements	$(2,043)	$(3,210)	$(3,645)

        The deferred tax balances were calculated by applying the presently enacted statutory tax rates applicable to legal entities in other taxable jurisdictions to the temporary differences between the tax basis of assets and liabilities of these Subsidiaries.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

        The following table summarizes major components of the Group's deferred tax assets and liabilities at March 31:

	2011	2012	2013
Deferred tax assets:
Accrued operating and interest expenses	$1,029	$988	$1,272
Accounts receivable	517	6	1
Tax loss carry-forwards	537	469	395
Capital leases payable	139	135	38
Contingent consideration (Note 3)	—	—	1,843

Total deferred tax assets	2,222	1,598	3,549
Valuation allowance	(537)	(469)	(395)

Total deferred tax assets after valuation allowance	1,685	1,129	3,154

Deferred tax liabilities:
Accounts receivable and revenue accruals	(782)	(437)	(459)
Deferred cost of revenue	(236)	(623)	(575)
Tax on distribution of earnings of subsidiaries	—	—	(230)
Property and equipment	(1,354)	(1,663)	(1,843)
Intangible assets	(1,958)	(1,635)	(3,503)

Total deferred tax liabilities	(4,330)	(4,358)	(6,610)

Net deferred tax assets, current	528	—	238
Net deferred tax liabilities, current	—	(66)	(230)
Net deferred tax liabilities, non-current	(3,173)	(3,163)	(3,464)

Net deferred tax liabilities	$(2,645)	$(3,229)	$(3,456)

        For financial reporting purposes, a valuation allowance was recorded to reflect management's best estimate of the realization of deferred tax assets related to tax loss carry-forwards of certain loss-making subsidiaries of the Group. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

        Income before income tax expense is attributed to the geographic locations as follows for the years ended March 31:

	2011	2012	2013
Domestic	$21,944	$23,801	$23,836
Foreign	6,646	15,517	17,346

Total income before tax expense	$28,590	$39,318	$41,182

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

Uncertain tax positions

        The aggregate changes in the balance of gross unrecognized tax benefits, excluding interest and penalties, were as follows:

Balance as at March 31, 2010	$168
Changes in balances related to tax positions taken during current periods	—

Balance as at March 31, 2013	$168

        The resolution of the $168 charge as of March 31, 2011, 2012 and 2013, respectively, may affect the effective tax rate.

        Although the timing of resolution and/or closure of tax audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, the Group is unable to estimate the range of possible adjustments to the balance of gross unrecognized tax benefits in the next 12 months.

13. Supplemental disclosures of cash flows information

	Years ended March 31,
	2011	2012	2013
Supplemental disclosure of cash flow information
Cash paid for income tax	$1,764	$2,790	$3,337
Cash paid for interest	3,937	2,227	1,382
Purchase of fixed assets funded by obligations under capital lease	927	510	—
Acquisition of Horizon	—	—	$5,682

14. Commitments and contingencies

        The Group leases office space. Total rent expenses incurred under operating leases in the years ended March 31, 2011, 2012 and 2013 was $11,013, $12,158 and $14,309, respectively. Minimal lease payments under non-cancellable operating lease contracts are expected to be as follows:

Minimal lease payments
For the year ended March 31, 2014	$11,607
For the year ended March 31, 2015	10,430
For the year ended March 31, 2016	6,398
For the year ended March 31, 2017	5,328
For the year ended March 31, 2018	5,304

Total	$39,067

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

14. Commitments and contingencies (Continued)

Legal proceedings

        In the ordinary course of business, the Group may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Group operates. In the opinion of management, the Group's liability, if any, in all pending litigation, other legal proceedings or other matters will not have a material effect upon the financial condition, results of operations or liquidity of the Group.

Operating environment of the group

        A significant portion of the Group's business operations relate to the Central and Eastern Europe ("CEE") countries. CEE includes Poland, Romania, Russia and Ukraine. CEE countries are undergoing economic reforms and development of their legal, tax and regulatory frameworks. The future stability of the CEE countries' economies is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

        The global financial crisis has resulted in a decline in the gross domestic product, capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within CEE countries. While the CEE governments have introduced a range of stabilization measures aimed at providing liquidity to banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for the Group and its counterparties, which could affect the Group's financial position, results of operations and business prospects.

        While management believes it is taking appropriate measures to support the sustainability of the Group's business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group's results and financial position in a manner not currently determinable.

Taxation

        Russian, Ukrainian, Romanian and Polish taxes, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in the interpretation of legislation and tax assessments, and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged in the future. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of audit. Under certain circumstances audits may cover longer periods. However, the tax regime in Russia has become even less predictable following recent legal cases.

        The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all "controlled" transactions if the transaction price differs from the market level of prices. The list of "controlled" transactions includes transactions performed with related parties and

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

14. Commitments and contingencies (Continued)

certain types of cross-border transactions. For domestic transactions the transfer pricing rules apply only if the amount of all transactions with the related party exceeds RUR 3 billion in 2012. In cases where a domestic transaction resulted in an accrual of additional tax liabilities for one party, another party could correspondingly adjust its profit tax liabilities according to a special notification issued by the authorized body in due course.

        The current Russian transfer pricing rules have considerably increased the compliance burden for the taxpayers compared to the transfer pricing rules that were in effect before 2012 due to, inter alia, shifting the burden of proof from the Russian tax authorities to the taxpayers. These rules are applicable not only to the transactions taking place in 2012 but also to the prior transactions with related parties if related income and expenses were recognized in 2012. Special transfer pricing rules apply to transactions with securities and derivatives.

        In 2012 the Group determined its tax liabilities arising from "controlled" transactions using actual transaction prices. Due to the uncertainty and absence of current practice of application of the current Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the "controlled" transactions and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the "controlled" transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

        The Group structures some of its operations in offshore jurisdictions, which results in lower effective income tax rates and may lead to related material income and non-income tax risks. In addition, the use of independent contractors in Ukraine may also expose the Group to additional tax risks in a manner not currently determinable.

        As of March 31, 2012, management believes that its interpretation of the relevant legislation is appropriate and that the Group's tax positions will be sustained. However, due to the above reasons, it is at least reasonably possible that relevant governmental authorities in CEE countries may attempt to assess additional income and non-income taxes, against the Group or certain subsidiaries. The extent of potential assessments and the ultimate success thereof are not currently estimable. Management will vigorously defend its positions if such claims are assessed.

        The Group's operations and financial position will continue to be affected by political developments, including the application and interpretation of existing and future legislation and tax regulations in CEE countries. Such possible occurrences and their effect could have a severe impact on the Group's operations or its financial position.

15. Segment information

        ASC 280, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

        The Group's chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

15. Segment information (Continued)

performance of the Group. Consequently, as of March 31, 2011, the Group had only one operating segment and all segment data for prior years has been presented on that basis.

Geographic area information

        Revenues by geographical location based on the location of the customers are as follows:

	For the years ended March 31,
	2011	2012	2013
USA	$76,295	$98,509	$114,132
UK	56,748	86,928	88,729
Germany	25,383	34,477	40,306
Russia	12,994	24,627	35,199
Canada	11,335	8,300	17,947
Switzerland	3,051	3,778	3,825
Poland	237	1,361	2,989
Ukraine	761	1,865	2,703
France	3,597	3,283	1,707
Ireland	1,598	1,331	221
Other	6,369	6,683	6,838

Total	$198,368	$271,142	$314,596

        Geographical information about the Group's long-lived assets is based on physical location of the assets at the end of the years ended March 31:

	2011	2012	2013
Russia	$9,595	$9,188	$11,534
Romania	26,900	26,092	25,322
Ukraine	1,670	4,656	3,974
USA	2,421	2,438	9,408
Cyprus	—	507	6,144
Other	822	783	1,828

Total	$41,408	$43,664	$58,210

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

15. Segment information (Continued)

Client information

        Revenues from transactions with external customers with individual turnover over 10.0% of total revenues amounted to $113,745, $128,230 and $147,961 and comprised 57.3%, 47.3% and 47.0% of total revenues for the years ended March 31, 2011, 2012 and 2013, respectively. Revenues from transactions with the five largest external customers with individual turnover over 5.0% of total revenues amounted to $142,219, $192,068 and $219,329 and comprised 71.7%, 70.8% and 69.7% of total revenues for the years ended March 31, 2011, 2012 and 2013, respectively.

16. Share-based compensation

        On March 25, 2010, the Board of Directors adopted a stock option plan (SOP I) for the employees and managers (hereinafter—"participants") and granted 2,368,800 shares the Company to the participants. The options granted above vest as follows: 1,118,040—on March 31, 2010, 170,660—on March 31, 2011, 172,564—on March 31, 2012, 446,908—on March 31, 2013, subject to service conditions and 460,628—on March 31, 2013 subject to certain performance conditions, namely revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Group for the year ended March 31, 2013. On June 15, 2012, the Company accelerated vesting of 116,956 options. On March 31, 2013, the Group issued all granted shares as performance conditions were met.

        On December 15, 2011, the Board of Directors adopted another stock option plan (SOP II) and granted 585,032 shares of the Company to the participants. The options granted above vest as follows: 141,372—on June 15, 2012, 151,508—on June 15, 2013, 145,628—on June 15, 2014, subject to service conditions and 146,524—on June 15, 2014 subject to certain performance conditions, namely revenue and EBITDA of the Group for the year ended March 31, 2014.

        Since the exercise price for our options is zero, the fair values of the grants were measured using fair values of shares reduced by the amount of present value of the expected dividends during the expected option terms. The fair value of the options was measured at the dates of the respective grants based on the following assumptions:

	March 25, 2010 grant	December 15, 2011 grant
Share price, US$	4.57	15.25
Expected dividend yield, %	3.4	1.9
Risk-free interest rate, %	4.49	5.3

        The amount of expenses for the years ended March 31, 2011, 2012 and 2013 included in the accompanying statements of comprehensive income was as follows:

	For the year ended March 31,
	2011	2012	2013
SOP I	$1,313	$1,253	$2,074
SOP II	—	993	3,386

Total	$1,313	$2,246	$5,460

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

16. Share-based compensation (Continued)

        On June 15, 2012, the Company exchanged 84,700 options held by its US employees for the same number of restricted shares to its US employees, subject to the same vesting and other conditions.

        The following table summarizes the number of options:

	SOP I	SOP II	Total number of options	Weighted average grant date fair value per share, $	Weighted- average remaining contractual term, days	Aggregate intrinsic value, $
Outstanding at March 31, 2011	1,250,760	—	1,250,760	4,36	880	11,389
Vested during the year ended March 31, 2011	170,660	—	170,660	4,43	—	1,554
Vested and exercisable not yet issued to Luxoft SOP, at March 31, 2011	170,660	—	170,660	—	1,461	1,554
Vested and exercisable issued to Luxoft SOP, at March 31, 2011	1,118,040	—	1,118,040	—	1,461	10,181
Non-vested at March 31, 2011	1,080,100	—	1,080,100	4,36	—	9,836
Issued to Luxoft SOP during the year ended March 31, 2012	(337,316)	—	(337,316)	—	—	—
Granted during the year ended March 31, 2012	—	585,032	585,032	14,46	—	—
Forfeited during the year ended March 31, 2012	(30,380)	—	(30,380)	4,36	—	—
Outstanding at March 31, 2012	883,064	585,032	1,468,096	8,21	693	22,388
Vested during the year ended March 31, 2012	166,656	—	166,656	4,25	—	—
Vested and exercisable not yet issued to Luxoft SOP, at March 31, 2012	—	—	—	—	—	—
Vested and exercisable issued to Luxoft SOP, at March 31, 2012	1,455,356	—	1,455,356	—	1,095	22,194
Non-vested, at March 31, 2012	883,064	585,032	1,468,096	8,21	—	22,388
Issued to Luxoft SOP during the year ended March 31, 2013	(883,064)	(141,372)	(1,024,436)	—	—	—
Cancelled during the year ended March 31, 2013	—	(6,468)	(6,468)	14,36	—	—
Outstanding at March 31, 2013	—	437,192	437,192	14,36	490	8,240
Vested during the year ended March 31, 2013	883,064	141,372	1,024,436	5,57	—	19,309
Exercised during the year ended March 31, 2013	(364,420)	(28,056)	(392,476)	—	—	—
Vested and exercisable at March 31, 2013	1,974,000	113,316	2,087,316	—	734	39,343
Non-vested at March 31, 2013	—	437,192	437,192	14,36	—	8,240

        The total compensation cost related to non-vested share-based compensation awards was $3,327, $9,459 and $3,999 as of March 31, 2011, 2012 and 2013, respectively.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

17. Earnings per share

        Net income per ordinary share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period.

        The vested rights to the Group's shares granted to employees under the stock option plans are considered participating securities since they have non-forfeitable rights to dividends or dividend equivalents during the period from the vesting date to the date they are issued and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the Company's ordinary shares, participating securities and the potential ordinary shares that result from the assumed exercise of all dilutive options.

        The denominator is also increased to include the number of additional ordinary shares that would have been outstanding had the options been exercised.

        Stock splits are accounted for retrospectively assuming the same numbers of shares for all periods presented.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

17. Earnings per share (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	Years ended March 31,
	2011	2012	2013
	(In thousands US dollars, except EPS and share amounts)
Basic EPS:
Numerator:
Net income from continuing operations attributable to the Group	$26,548	$36,170	$37,537
Less net income attributable to participating shares	(441)	(4)	—

Net income from continuing operations available for ordinary shares	26,107	36,166	37,537

Income (loss) from discontinued operations	(664)	80	—
Less loss from discontinued operations attributable to participating shares	11	—	—

Income (loss) from discontinued operations available for ordinary shares	(653)	80	—

Net income attributable to the Group	$25,454	$36,246	$37,537

Denominator:
Weighted average number of ordinary shares	28,621,824	29,286,348	29,662,696
Basic EPS:
Net income from continuing operations attributable to the Group	0.91	1.23	1.27
Discontinued operations attributable to the Group	(0.02)	0.00	—

Net income attributable to the Group	$0.89	$1.23	$1.27

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

17. Earnings per share (Continued)

	Years ended March 31,
	2011	2012	2013
	(In thousands US dollars, except EPS and share amounts)
Diluted EPS:
Numerator:
Net income from continuing operations attributable to the Group	26,548	36,170	37,537
Income (loss) from discontinued operations	(664)	80	—

Net income attributable to the Group	$25,884	$36,250	$37,537

Denominator:
Stock option plans	884,884	447,944	573,188
Diluted weighted average number of ordinary shares outstanding	29,506,708	29,734,292	30,235,884
Diluted EPS:
Diluted net income from continuing operations attributable to the Group	0.90	1.22	1.24
Diluted discontinued operations attributable to the Group	(0.02)	0.00	—

Diluted net income attributable to the Group	$0.88	$1.22	$1.24

18. Discontinued operations

        On July 27, 2011, the Group entered into an agreement with North West Distribution, a subsidiary of IBS Group, for the sale of 100% of the shares of Luxoft Consulting Inc. ("Luxoft Consulting"). The total consideration for shares amounted to $700. On July 27, 2011, the Group received the first installment in the amount of $300. The second installment of $400 was due to be received no later than April 15, 2012 provided that Luxoft Consulting achieves revenues of not less $7,500 and positive net income for the year ended March 31, 2012.

        The receivable was fully provided upon sale for as Luxoft Consulting did not achieve the above performance targets.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

18. Discontinued operations (Continued)

        The results of operations of Luxoft Consulting were classified as discontinued operations in the financial statements for the periods presented. Revenues, pretax loss and net loss of Luxoft Consulting for the years ended March 31, 2011 and 2012 were as follows:

	Years ended March 31,
	2011	2012
Revenue	$9,853	$3,764
Pre-tax income (loss)	(728)	68
Income tax benefit	64	12

Net income (loss) of Luxoft Consulting	$(664)	$80

        Net loss of Luxoft Consulting for the year ended March 31, 2011 includes goodwill impairment loss in the amount of $499.

        Assets and liabilities of Luxoft Consulting including identified intangible assets and goodwill as of March 31, 2011 and July 31, 2011, were as follows:

	Year ended March 31, 2011	As of July 31, 2011
Cash	$93	$17
Accounts receivable	1,939	2,018
Other current assets	217	219
Intangible assets and goodwill	51	—

Total assets of Luxoft Consulting	$2,300	$2,254

Accounts payable	$1,531	$1,412
Loans payable	480	480
Accrued expenses	81	92
Deferred tax liabilities	18	—

Total liabilities of Luxoft Consulting	$2,110	$1,984

Net assets as of July 31, 2011		270
Consideration receivable for disposal		300

Gain on disposal		$30

        The gain $30 on the sale of Luxoft Consulting was credited to the Group's additional paid-in capital.

19. Subsequent events

        The Group has updated its analysis of the subsequent events through June 7, 2013, the date the financial statements were available to be issued.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

19. Subsequent events (Continued)

        On April 30, 2013, the Group declared a dividend in the amount of $30,480 ($1.0 per share) such payment to be effected on or before January 31, 2014. The pro forma below is to give effect to this fact:

	As of March 31, 2013
	actual	pro forma
Consolidated balance sheet data
Total current assets	$97,012	$97,012
Total non-current assets	58,210	58,210
Total assets	155,222	155,222
Total current liabilities	50,350	80,830
Total liabilities	59,927	90,407
Total equity	$95,295	$64,875

        On May 16, 2013, Luxoft Consulting fully repaid the loan in the amount of $430.

        On May 22, 2013, the employees repaid the loans that were granted to them.

        On June 7, 2013, the Company executed a 1-to-28 share split so that the number of shares changed from 1,300,000 authorized, and 1,092,610 issued and outstanding shares with no par value to 80,000,000 authorized and 30,593,080 issued and outstanding with no par value.

        The above share split was accounted for retroactively for all share and per share amounts for all periods presented in these consolidated financial statements.

        On June 7, 2013 the shareholders of the Company approved to redesignate the Company's ordinary shares into two new classes of shares, comprised of 3,120,675 Class A Ordinary Shares and 27,472,405 Class B Ordinary Shares (the "Reclassification"). The above reclassification will become effective after the date when the registration statement on Form F-1 filed with the United States Securities and Exchange Commission ("SEC") in connection with a proposed initial public offering ("IPO") is declared effective by the SEC.

        The rights, including the liquidation and dividend rights, of the holders of our Class A and Class B ordinary shares are identical, except with respect to voting and dividends in the form of shares or rights to acquire shares. As a result, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical (save for where dividends are paid in the form of shares or rights to acquire shares), the undistributed earnings are allocated on a proportionate basis. Further, as the Group assumes the conversion of Class B common stock in the computation of the diluted net income per Class A ordinary share, the undistributed earnings are equal to net income for that computation. The computation of the diluted net income per Class A ordinary share assumes the conversion of Class B ordinary share, while the diluted net income per share of Class B ordinary share does not assume the conversion of those shares.

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

19. Subsequent events (Continued)

        Set forth below is the pro forma earnings per share, basic and diluted, assuming this reclassification is applied retroactively for all periods presented:

	Years ended March 31,
	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands US dollars, except EPS and share amounts)
Basic EPS:
Numerator:
Net income from continuing operations attributable to the Group	$126	$26,422	$504	$35,666	$991	$36,546
Less net income attributable to participating shares	(2)	(439)	—	(4)	—	—

Net income from continuing operations available for ordinary shares	124	25,983	504	35,662	991	36,546

Income (loss) from discontinued operations	(3)	(661)	1	79	—	—
Less loss from discontinued operations attributable to participating shares	—	11	—	—	—	—

Income (loss) from discontinued operations available for ordinary shares	(3)	(650)	1	79	—	—

Net income attributable to the Group	$121	$25,333	$505	$35,741	$991	$36,546

Denominator:
Weighted average number of ordinary shares	135,996	28,485,828	407,749	28,878,599	782,721	28,879,975
Basic EPS:
Net income from continuing operations attributable to the Group	0.91	0.91	1.23	1.23	1.27	1.27
Discontinued operations attributable to the Group	(0.02)	(0.02)	—	—	—	—

Net income attributable to the Group	$0.89	$0.89	$1.23	$1.23	$1.27	$1.27

Luxoft Holding, Inc

Notes to consolidated financial statements (Continued)

19. Subsequent events (Continued)

	Years ended March 31,
	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands US dollars, except EPS and share amounts)
Diluted EPS:
Numerator:
Net income from continuing operations attributable to the Group	126	26,422	504	35,666	991	36,546
Reallocation of net income as a result of conversion of Class B to Class A ordinary shares	26,422	—	35,666	—	36,546	—

Net income from continuing operations available for ordinary shares	26,548	26,422	36,170	35,666	37,537	36,546
Income (loss) from discontinued operations	(3)	(661)	1	79	—	—
Reallocation of net income as a result of conversion of Class B to Class A ordinary shares	(661)	—	79	—	—	—
Reallocation of net income to Class B ordinary shares	—	—	—	—	—	—

Income (loss) from discontinued operations available for ordinary shares	(664)	(661)	80	79	—	—

Net income attributable to the Group	$25,884	$25,761	$36,250	$35,745	$37,537	$36,546

Denominator:
Conversion of Class B to Class A shares	28,485,828	—	28,878,599	—	28,879,975	—
Stock option plans	884,884	884,884	447,944	447,944	573,188	573,188
Diluted weighted average number of ordinary shares outstanding	29,506,708	29,370,713	29,734,292	29,326,543	30,235,884	29,453,163
Diluted EPS:
Diluted net income from continuing operations attributable to the Group	0.90	0.90	1.22	1.22	1.24	1.24
Diluted discontinued operations attributable to the Group	(0.02)	(0.02)	—	—	—	—

Diluted net income attributable to the Group	$0.88	$0.88	$1.22	$1.22	$1.24	$1.24

Class A Ordinary Shares

, 2013

UBS Investment Bank	Credit Suisse	J.P. Morgan

VTB Capital	Cowen and Company

        Until                        , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of office holders (including directors).

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended Memorandum and Articles of Association will provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil, criminal, administrative or investigative in which the director acted honestly and in good faith with a view to the best interest of the company and had no reasonable cause to believe that their conduct was unlawful. We have also entered into indemnification agreements with each of our directors and officers.

        The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Item 7.    Recent sales of unregistered securities.

        Other than the grant of options described below, there have been no transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act. The figures below give effect to a 28-for-1 share split effected on June 7, 2013.

        On March 25, 2010, we granted options to purchase 2,368,800 shares to certain of our current and prior employees and directors with no exercise price, none of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Rule 701 and Section 4(a)(2) and Rule 701 thereunder.

        On December 15, 2011, we granted options to purchase 585,032 shares to certain of our current and prior employees and directors with no exercise price, none of which have been exercised. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Section 4(a)(2) and Rule 701 thereunder.

        On February 20, 2013, we entered into an agreement to issue up to 47,628 restricted shares to certain owners of FOSS, the vesting of which is contingent on the acquired FOSS assets meeting certain gross margin targets. On March 20, 2013, a total of 28,588 of our ordinary shares were issued to two individuals according to this agreement. The vesting of these shares is conditioned upon FOSS meeting certain revenue and gross margin targets. These issuances were effected without registration under the Securities Act in reliance on the exemptions from registration provided pursuant to Section 4(a)(2) and/or Rule 701 thereunder.

        No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Item 8.    Exhibits and financial statement schedules.

  (a)
  The Exhibit Index is hereby incorporated herein by reference.

  (b)
  Financial Statement Schedules.

        All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

II-1

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes:

  1.
  To provide the underwriters specified in the Underwriting Agreement, at the closings certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  2.
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  3.
  That for the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

 SIGNATURES

        Pursuant to the requirements of the U.S. Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on this Amendment No.1 to the Form F-l and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in on this day of June 10, 2013.

LUXOFT HOLDING, INC
By:	/s/ DMITRY LOSHCHININ
	Name:	Dmitry Loshchinin
	Title:	Chief Executive Officer and President

        Pursuant to the requirements of the U.S. Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date
/s/ DMITRY LOSHCHININ Dmitry Loshchinin		Chief Executive Officer and President (Principal Executive Officer)	June 10, 2013
* Roman Yakushkin		Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 10, 2013
* Glen Granovsky		Director	June 10, 2013
* Stephen Eppleston		Director	June 10, 2013
* Brian Monk		Director	June 10, 2013
* Anatoliy Karachinskiy		Director	June 10, 2013
* Luxoft USA Inc. By: Glen Granovsky Title: Secretary		Authorized Representative in the United States	June 10, 2013
*By:	/s/ DMITRY LOSHCHININ Dmitry Loshchinin Attorney-In-Fact

 EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Memorandum of Association and Articles of Association of Luxoft Holding, Inc**
3.2	Form of Amended and Restated Memorandum of Association and Articles of Association of the Registrant to become effective prior to the closing of this offering*
4.1	Form of Share Certificate
4.2	Form of Registration Rights Agreement*
5.1	Opinion of Conyers Dill & Pearman*
10.1	Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Bank, N.V., entered into on July 16, 2010**
10.2	Amendment No. 1 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010**
10.3	Amendment No. 2 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010**
10.4	Amendment No. 3 to Credit Agreement No. TF-048/10 between Luxoft USA Inc. and Amsterdam Trade Rank. N.V., entered into on July 16, 2010**
10.5	Loan Agreement No. 001/0496L/10 between IBS Group Holding Limited, Luxoft RM S.R.L. and Luxoft International Company Limited entered into on July 22, 2010**
10.6
Outsourcing Master Services Agreement between Deutsche Bank, Luxoft Holding, Inc, LLC Luxoft Professional, Luxoft Ukraine LLC, Luxoft Eastern Europe (BVI), Luxoft UK Limited, Luxoft USA, Inc. and Luxoft GmbH (Germany) entered into on January 6, 2011 and all related schedules, as amended by the Deed of Accession for Luxoft Consulting Inc. between DB, Luxoft Holding, Inc, Luxoft Professional LLC, Luxoft Ukraine LLC, Luxoft Eastern Europe Ltd., Luxoft UK Limited, Luxoft USA, Inc., Luxoft GmbH (Germany), Luxoft International Company Limited and Luxoft Consulting Inc. entered into on January 1, 2013. Deed of Amendment to the Outsourcing Master Services Agreement between DB, Luxoft Holding, Inc, LLC Luxoft Professional, Luxoft Ukraine LLC, Luxoft Eastern Europe (BVI), Luxoft UK Limited, Luxoft, USA Inc., Luxoft GmbH (Germany) and Luxoft International Company Limited entered into on January 1, 2011, and all related annexes†*
10.7
Amended and Restated Global Framework Agreement 6481, entered into between UBS AG and Luxoft USA Inc. on September 16, 2010. Agreement amending and incorporating the Amended and Restated Global Framework Agreement between Luxoft Consulting Inc., Luxoft USA, Inc. and UBS entered into on November 16, 2011, and all related appendices. Amendment to the Amended and Restated Global Framework Agreement between Luxoft USA, Inc. and UBS entered into on November 1, 2011†*
10.8	Full Recourse Receivables Purchase Facility Agreement between Luxoft International Company Limited and Deutsche Bank AG, London Branch, entered into on November 28, 2012**
10.9
Uncommitted Receivables Purchase Agreement between Luxoft Holding, Inc, Luxoft International Company Limited, Luxoft Eastern Europe Ltd., Luxoft USA, Inc. and BNP Paribas Dublin Branch, entered into on January 15, 2013**

Exhibit No.	Description
10.10	Unanimous written consent of directors of Luxoft Holding, Inc on issue of shares under incentive stock option plan, dated March 25, 2010, and Form of Option Agreement**
10.11	Option agreement of D. Loshchinin
10.12
Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc on December 14, 2011: Annex #1 to Minutes of a Meeting of Stock Option Plan Committee of Luxoft Holding, Inc on December 14, 2011. Main Terms and Conditions of Stock Option Plan 2; and Form of Option Agreement**
10.13	Luxoft Holding, Inc Stock Plan (Effective as of June 14, 2012)**
21.1	List of Subsidiaries of Luxoft Holding, Inc**
23.1	Consent of Ernst & Young LLC**
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*
23.3	Consent of White & Case LLC**
24.1	Power of Attorney (included in signature page to Registration Statement)**
99.1	Consent of Thomas Pickering as director nominee
99.2	Registrant's Application for Waiver of Requirements of Form 20-F, Item 8.A.4.

*
To be filed by amendment.

**
Previously filed.

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the U.S. Securities Act of 1933.